UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2022

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL BUSINESS REPORT

(From January 1, 2021 to December 31, 2021)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiares
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	2	0	2	0	0
Unlisted Companies	47	7	31	23	8
Total	49	7	33	23	8

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of December 31, 2021, see note 1(2) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020.

For information on changes in subsidiaries during the year ended December 31, 2021, see note 1(4) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high speed Internet and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others. The Company’s market shares in its key business segments were approximately 48% in the wireless business (excluding MVNO business), approximately 29% in the high speed Internet business and approximately 25% in the Internet protocol television (“IPTV”) services during the reporting period.

The total number of the Company’s consolidated subsidiaries as of December 31, 2021 was 23, including SK Broadband Co., Ltd. and PS&Marketing Co., Ltd.

(1)	Wireless business

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

2

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to maintain stable growth in the sales of its wireless business based on a solid expansion in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and the stabilization of market competition.

The Company has been expanding the subscriber base of its subscription business by providing competitive subscription products in cooperation with various domestic and international partners. The Company’s metaverse business has also been steadily growing by offering social community functions. In addition, the Company is continuing to develop optimally personalized product packages leveraging artificial intelligence (“AI”) capabilities that integrate the Company’s various wireless services.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020. In 2021, sales of the Company’s fixed-line business amounted to Won 4.05 trillion, primarily due to increases in the number of IPTV and high-speed internet subscribers, data traffic and new corporate customers.

(3)	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data shopping services. Such service allows television viewers to use video-on-demand (“VOD”) services to purchase products sold on television home shopping channels, which were previously only available for purchase in real-time when such relevant programming was being broadcast.

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food. Within three years following the spin-off of SK stoa Co., Ltd. (“SK Stoa”) into a separate entity, its commercial retail data broadcasting channel business has attained a leading position in the television commerce (“T-commerce”) market. In 2021, sales of the Company’s commercial retail data broadcasting channel business amounted to Won 316.2 billion.

See “II.1. Business Overview” for more information.

3

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid bond	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating

4

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
November 3, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Rating update

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	CP	A1	Korea Ratings	Regular rating
October 26, 2015	CP	A1	Korea Investors Service, Inc.	Regular rating
October 26, 2015	CP	A1	NICE Investors Service, Co., Ltd.	Regular rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service, Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Current rating

5

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2016	CP	A1	NICE Investors Service, Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service, Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service, Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service, Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service, Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating

6

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
September 29, 2020	CP	A1	Korea Ratings	Regular rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Regular rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Regular rating
September 29, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Co., Ltd.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Co., Ltd.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Co., Ltd.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Co., Ltd.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Co., Ltd.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Co., Ltd.	Rating update

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 27, 2015	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
November 3, 2015	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
November 4, 2015	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating

7

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

8

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 24, 2017	General Meeting of Shareholders	Jung Ho Park, Dae Sik Cho, Jungho Ahn	Jae Hoon Lee, Jae Hyeon Ahn	Jae Young Jung
March 21, 2018	General Meeting of Shareholders	Young Sang Ryu, Youngmin Yoon	—	—
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	—

*	On August 25, 2021, Dae Sik Cho resigned from his position as a non-executive director.
*	On November 1, 2021, Jung Ho Park resigned from his position as the representative director following the Spin-off.
*	Appointment of Young Sang Ryu as a new inside director was included in the agenda for the 38th General Meeting of Shareholders to be held on March 25, 2022.

C.	Change in Company Name

On March 28, 2019, Iriver Ltd. (“Iriver”), one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec, one of the Company’s material subsidiaries, merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger.

9

As of October 26, 2021, ADT CAPS, one of the Company’s material subsidiaries, changed its name to SK shieldus Co., Ltd., which has been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the board of directors of the Company (the “Board of Directors”) resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(2) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%.

*	Iriver changed its name to “Dreamus Company” pursuant to a resolution at its general meeting of shareholders on March 28, 2019.

(3) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in information and communications technology (“ICT”) and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(4) Exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(5) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(6) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

10

(7) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owned Former ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of Former ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(8) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(9) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(10) Acquisition of shares of SK Stoa

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(11) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(12) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(13) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

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(14) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(15) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(16) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

(17) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(18) Transfer of AI semiconductor business

On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission (the “KFTC”) approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

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(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The KFTC approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(6) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(7) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire SK Telink’s Business-to-Business (“B2B”) business with the purpose of strengthening the market competitiveness of the B2B business through an reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(8) Establishment of a subsidiary

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group by the KFTC as of March 2, 2021.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK Co., Ltd. (“NSOK”) owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

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In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(7) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

14

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2021)	(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares retired to date	86,094,015	—	86,094,015	—
a. reduction of capital	—	—	—	—
b. retirement with profit	86,094,015	—	86,094,015	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	218,833,144	—	218,833,144	—
V. Number of treasury shares	1,250,992	—	1,250,992	—
VI. Number of outstanding shares (IV-V)	217,582,152	—	217,582,152	—

*

Following the stock split effective as of October 28, 2021 (the “Stock Split”), the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share).

*	Number of treasury shares includes 54,032 treasury shares acquired relating to the fractional shares from the Spin-off.

B.	Treasury Shares

(As of December 31, 2021)			(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	38,046,315	—	604,950	37,441,365	—
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	38,046,315	—	604,950	37,441,365	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	9,046,475	1,440,000	10,486,475	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	0	10,486,475	3,303,040	5,986,475	1,196,960
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	9,046,475	11,926,475	13,789,515	5,986,475	1,196,960
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	54,032	—	—	54,032
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	47,092,790	11,980,507	14,394,465	43,427,840	1,250,992
			Preferred shares	—	—	—	—	—

(1)	Represents the number of treasury shares returned by the trustee to the Company on April 30, 2021 in accordance with the termination of the relevant share repurchase agreement.
(2)	On May 6, 2021, the Company canceled 8,685,568 treasury shares (representing 10.76% of the total number of issued shares prior to the Stock Split).
(3)	On June 21, 2021, the Company disposed 500 treasury shares for independent director compensation purposes.
(4)	On October 12, 2021, the Company resolved to dispose 520,000 treasury shares for bonus payment purposes.

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1. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of December 31, 2021)	(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split.

2. Status of Trust Agreement on Repurchase of Treasury Shares

(As of December 31, 2021)	(Unit: in Won, percentages and number of instances)
	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
Classification	Start Date	End Date						Number of Instances	Date
Trust Agreement Termination	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021

3. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2019	35th General Meeting of Shareholders	Type of shares, change in transfer agent, etc.	Changes in accordance with the mandatory electronic registration of shares

March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System

March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share

*

The latest revision date of the articles of incorporation is October 12, 2021, and the agenda for the 38th General Meeting of Shareholders to be held on March 25, 2022 includes proposed amendments to the articles of incorporation.

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

(1)

Our former material subsidiaries, including SK shieldus Co., Ltd., Eleven Street Co., Ltd., SK Planet Co., Ltd., One Store Co., Ltd., Dreamus Company, SK M&Service Co., Ltd., Incross and T Map Mobility, were excluded from the Company’s consolidation scope following their transfer to SK Square pursuant to the Spin-off.

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

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The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2021	2020	2019
Number of subscribers	SK Telecom	29,696	29,089	28,648
	Others (KT, LG U+)	31,869	31,341	31,539
	MVNO	10,355	9,111	7,750
	Total	71,920	69,541	67,937

*	Source: Wireless subscriber data from the MSIT as of December 31, 2021.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of December 31,
	2021	2020	2019
Mobile communication services	48.2	48.1	47.6

*	Source: Wireless subscriber data from the MSIT as of December 31, 2021.

D.	Business Overview and Competitive Strengths

In 2021, the Company successfully completed the Spin-off of its ICT portfolio, including its security, commerce and mobility businesses, and engaged in corporate reorganization with the vision of becoming a “fixed-line and wireless telecommunication-based service company.” Despite the Spin-off, the Company managed to record Won 16.7 trillion in operating revenue and Won 1.39 trillion in operating profit for the year ended December 31, 2021 on a consolidated basis and Won 12.1 trillion in operating revenue and Won 1.1 trillion in operating profit for the period on a separate basis by maintaining a leading position in the 5G market improving the operations and profit margin of its fixed-line and media businesses.

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In the MNO business, the Company secured 9.87 million 5G subscribers as of December 31, 2021 through innovations and quality enhancements in its 5G services. The Company also solidified its status as the top MNO service operator while maintaining market stability through innovations in its distribution channels in response to the contactless environment and rational market operations. The Company was also ranked as the top service provider with respect to certain key metrics such as transmission speed in several 5G service quality evaluations conducted by the MSIT to date.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The domestic telecommunication service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunication service expenditures in light of the domestic income level. Domestic telecommunication companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunication service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

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In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communication services is developed.

In the high speed internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including internet data centers, which have seen an increase in market demand recently.

B.	Growth Potential

		(Unit: in persons)
		As of December 31,
Classification		2021	2020	2019
Fixed-line Subscribers	High-speed Internet	22,944,268	22,330,182	21,761,831
	Fixed-line telephone	12,211,954	12,859,279	13,600,362
	IPTV	19,003,970	17,872,297	16,440,059
	Cable TV	13,044,615	13,305,796	13,641,708

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of December 31, 2021, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2021.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2021	2020	2019
High-speed Internet (including resales)	28.7	29.0	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.5	16.8	16.8
IPTV	30.5	30.3	30.3
Cable TV	22.2	22.5	22.5

20

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of December 31, 2021 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2021.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

2. Updates on Major Products and Services

	(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	12,718,473	75.9%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	3,677,706	22.0%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	352,406	2.1%

Total				16,748,585	100%

3. Price Trends for Major Products

[Wireless Business]

As of December 31, 2021, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans”, the “Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans”, the “Slim Plan” provides 10 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

The fees charged by the Company for its services are changing as it launches a variety of products that reflect the consumption trends resulting from the decrease in the time spent outside of home and increase in content consumption by subscribers during the COVID-19 pandemic, such as products that provide a stable network environment and convenience in media usage at home.

As consumers increasingly use multiple devices at home, including personal computers, laptops, tablets and smartphones, in light of remote work arrangements and online education amid COVID-19, in December 2021, the Company launched the “Safe Internet” rate plan, which helps ensure an efficient and safe service environment by integrating the “Safer plus” mobile device management software service into Internet service. The “Safe Internet” is available at an additional fee of Won 1,650 per month for users of the Company’s Internet service and is priced at Won 35,750 per month based on a three-year subscription period.

21

In November 2021, the Company became the first domestic IPTV service provider to collaborate with Apple Inc. to launch a service that allows real-time and VOD access of “B tv” on Apple TV 4K, the first premium media streaming device introduced by Apple Inc. in April 2021, by installing the “B tv” application. The service is available at Won 6,600 per month based on a three-year subscription period.

In addition, the Company changed the name of its “B tv Lite” service to “B tv Standard” in order to facilitate customers’ understanding of the product characteristics.

The Company also provides a variety of other subscription plans.

4. Investment Status

[Wireless Business]

A.	Investment in Progress

	(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2021	Network, systems and others	Capacity increase and quality improvement; systems improvement	2,179	2,179	—

Total					2,179	2,179	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2021	2022	2023
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 9, 2022 that the level of capital expenditures for 2022 is expected to be similar to that of 2021.

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Year ended December 31, 2021	822.8	To be determined	Secure subscriber networks and equipment; quality and system improvement

22

5. Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Wireless	Services	Mobile communication, wireless data, information communication	Export	143,149	152,518	141,496
			Domestic	12,575,324	12,195,445	12,082,308
			Subtotal	12,718,473	12,347,963	12,223,804
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	139,846	127,618	96,962
			Domestic	3,537,860	3,304,600	2,862,331
			Subtotal	3,677,706	3,432,218	2,959,293
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	352,406	307,566	233,334
			Subtotal	352,406	307,566	233,334
	Total		Export	251,502	280,136	238,458
			Domestic	16,497,083	15,807,611	15,177,973
			Total	16,748,585	16,087,747	15,416,431

	(Unit: in millions of Won)
For the year ended December 31, 2021	Wireless	Fixed-line	Other	Sub total	Internal transaction	After consolidation
Total sales	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585
Internal sales	1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—
External sales	12,718,473	3,677,706	352,406	16,748,585	—	16,748,585
Depreciation and amortization	2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555
Operating profit (loss)	1,123,147	294,070	14,550	1,431,767	(44,605)	1,387,162
Finance profit (loss)						(160,471)
Gain from subsidiaries, investments in associates and joint ventures						446,300
Other non-operating profit (loss)						45,200
Profit before income tax						1,718,191

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

[SK Telecom]

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated borrowings	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

23

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

7. Major Contracts

None.

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019	Remarks
	Raw material	48	54	48	—
	Labor	122,445	122,906	84,826	—
	Depreciation	147,249	169,872	154,967	—
	Commissioned service	55,917	35,939	51,945	—
	Others	48,048	35,209	46,076	—
	Total R&D costs	373,707	363,980	337,862	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	347,711	353,198	324,053	—
	Development expenses (Intangible assets)	25,996	10,782	13,809	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.23%	2.26%	2.19%	—

9. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

24

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2021, the Company held 3,307 Korean-registered patents and 1,341 foreign-registered patents. The Company holds 733 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2021, SK Broadband held 295 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 292 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company is committed to fulfilling its social obligations with a sense of responsibility for its impact on the society and the environment on a company-wide basis. Under the vision of “realizing a sustainable future based on ICT,” the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, in December 2020, the Company was one of the first companies in Korea to join the RE100 (Renewable Energy 100%) initiative, which aims to source 100% of its energy needs from renewable energy sources by 2050. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2021, 2020 and 2019. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

25

	(Unit: in millions of Won except number of companies)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	6,352,665	8,775,086	8,088,507
• Cash and Cash Equivalents	872,731	1,369,653	1,270,824
• Accounts Receivable – Trade, net	1,913,511	2,188,893	2,230,979
• Accounts Receivable – Other, net	548,362	979,044	903,509
• Others	101,653	114,492	182,320
Non-Current Assets	24,558,612	39,131,871	37,113,861
• Long-Term Investment Securities	1,715,078	1,648,837	857,215
• Investments in Associates and Joint Ventures	2,197,351	14,354,113	13,385,264
• Property and Equipment, net	12,871,259	13,377,077	12,933,460
• Intangible Assets, net	3,869,769	4,436,194	4,866,092
• Goodwill	2,072,493	3,357,524	2,949,530
• Others	8,556	35,701	32,122
Total Assets	30,911,277	47,906,957	45,202,368
Liabilities
Current Liabilities	6,960,435	8,177,967	7,851,673
Non-Current Liabilities	11,615,704	15,332,747	14,533,761
Total Liabilities	18,576,139	23,510,714	22,385,434
Equity
Equity Attributable to Owners of the Parent Company	11,579,346	23,743,894	22,950,227
Share Capital	30,493	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	(11,623,726)	677,203	1,006,481
Retained Earnings	22,437,341	22,981,913	22,228,683
Reserves	735,238	40,139	(329,576)
Non-controlling Interests	755,792	652,349	(133,293)
Total Equity	12,335,138	24,396,243	22,816,934
Total Liabilities and Equity	30,911,277	47,906,957	45,202,368

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	16,748,585	16,087,747	15,416,431
Operating Profit	1,387,162	1,248,578	1,038,668
Profit Before Income Tax	1,718,191	905,218	807,033
Profit for the Period	2,418,989	1,500,538	860,733
Profit for the Period Attributable to Owners of the Parent Company	2,407,523	1,504,352	888,698
Profit for the Period Attributable to Non-controlling Interests	11,466	(3,814)	(27,965)
Basic Earnings Per Share (Won)	7,191	4,093	2,425
Diluted Earnings Per Share (Won)	7,187	4,092	2,425

*	Earnings per share have been calculated based on the weighted average number of outstanding common shares (332,761,592 shares as of December 31, 2021).

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2021, 2020 and 2019. The Company’s audited separate financial statements as of and for the years ended December 31, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

26

	(Unit: in millions of Won)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	4,681,493	5,047,115	4,998,465
• Cash and Cash Equivalents	158,823	329,208	497,282
• Accounts Receivable – Trade, net	1,514,260	1,503,552	1,479,971
• Accounts Receivable – Other, net	520,956	434,713	506,642
• Others	—	6	28,407
Non-Current Assets	21,707,572	26,939,336	26,619,167
• Long-Term Investment Securities	1,476,361	983,688	510,633
• Investments in Subsidiaries and Associates	4,841,139	11,357,504	10,578,158
• Property and Equipment, net	9,318,408	9,157,548	9,052,709
• Intangible Assets, net	3,203,330	2,665,083	3,461,152
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	249	249	249
Total Assets	26,389,065	31,986,451	31,617,632
Liabilities
Current Liabilities	5,426,477	5,076,404	5,165,744
Non-Current Liabilities	10,099,732	9,560,189	9,067,989
Total Liabilities	15,526,209	14,636,593	14,233,733
Equity
Share Capital	30,493	44,639	44,639
Capital Surplus and Other Capital Adjustments	(4,576,271)	289,134	715,619
Retained Earnings	14,770,618	16,684,640	16,672,947
Reserves	638,016	331,445	(49,306)
Total Equity	10,862,856	17,349,858	17,383,899
Total Liabilities and Equity	26,389,065	31,986,451	31,617,632

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	12,102,830	11,746,630	11,421,342
Operating Profit	1,144,323	1,023,067	951,803
Profit Before Income Tax	1,369,347	941,455	1,184,878
Profit for the Period	1,073,823	758,792	979,891
Basic Earnings Per Share (Won)	3,183	2,044	2,679
Diluted Earnings Per Share (Won)	3,181	2,044	2,679

*

Earnings per share for the years ended December 31, 2020 and 2019 have been recalculated after taking into account the effects of the Stock Split and the Spin-off. Earnings per share for the year ended December 31, 2021 include the quarterly dividend payable for the first quarter of 2021.

2. Dividends and Others

A.	Dividend Policy

Our fundamental shareholder distribution policy seeks to enhance long-term shareholder returns through stable cash dividends based on the Company’s performance and through the enhancement of corporate value based on sustained growth. To this end, the Company strives to enhance its corporate value under its capital management principle of balancing investment for growth and shareholder returns.

The Company plans to set 30% to 40% of its “EBITDA – capital expenditures” on a separate basis as the total amount of dividends, subject to each fiscal year’s business environment and market conditions. The final determination of such dividends will be subject to approval at the Board of Directors’ meeting and general meeting of shareholders.

In addition, the Company determines its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding.

27

The Company distributes annual dividends to shareholders or pledgees registered on its shareholder’s register as of the end of each fiscal year, and the Company distributed an interim dividend as of June 30 pursuant to the resolution of the Board of Directors. In order to further enhance the Company’s policy to provide continual shareholder return and in accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy in place of its previous interim dividend distribution policy through the approval of certain amendments to the Company’s articles of incorporation at the 37th General Meeting of Shareholders held on March 25, 2021. On July 22, 2021, the Board of Directors resolved to approve the first quarterly dividends.

Furthermore, the Company repurchases its own shares from time to time to enhance its corporate value in consideration of the market price of the Company’s shares and its financial resources. In 2020 and 2021 to date, the Company purchased approximately Won 500 billion of treasury shares through a trustee. In May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares, which represented 10.76% of the total number of shares issued at the time, to enhance shareholder value.

(1)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(3)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

(5)	Distribution of cash dividends was approved during the 37th General Meeting of Shareholders held on March 25, 2021.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of quarterly dividends of Won 2,500 was approved during the 453th Board of Directors’ Meeting on July 22, 2021.

(7)	Distribution of quarterly dividends of Won 2,500 was approved during the 458th Board of Directors’ Meeting on November 1, 2021.

(8)

Distribution of cash dividends of Won 1,660 (after reflecting the effects of the Stock Split and the Spin-off and excluding the quarterly dividends distributed in 2021) was included in the agenda for the 38th General Meeting of Shareholders to be held on March 25, 2022. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on the amendment will be released.

28

B.	Dividends for the Past Three Fiscal Years

		(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2020	As of and for the year ended December 31, 2019
Par value per share (Won)		100	500	500
(Consolidated) Net income		2,407,523	1,504,352	888,698
(Separate) Net income		1,073,823	758,792	979,891
Net income per share (Won)		7,191	20,463	12,127
Total cash dividend		716,990	715,080	730,098
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		29.8	47.5	82.0
Cash dividend yield ratio (%)	Common shares	5.7	4.1	4.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	3,295	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

(2)	Consolidated net income is based on equity attributable to owners of the parent company.
(3)

Cash dividend for the years ended December 31, 2020 and 2019 above include an interim dividend of Won 1,000 per share. Cash dividend for the year ended December 31, 2021 includes quarterly dividends of Won 5,000 per share (not reflecting the effects of the Stock Split and the Spin-off) declared for the second and third quarters of 2021 and quarterly dividend of Won 1,660 per share (after reflecting the effects of the Stock Split and the Spin-off) declared for the fourth quarter of 2021.

(4)

Cash dividend per share for the year ended December 31, 2021 reflects the effect of the Stock Split and was calculated by dividing the total amount of cash dividends for the period by the number of shares as of December 31, 2021.

(5)

Cash dividends shown above are expected to be approved at the 38th General Meeting of Shareholders to be held on March 25, 2022. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on the amendment will be released.

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Interim dividends	Annual dividends	Past three years	Past five years
19	28	4.6	4.2

29

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of December 31, 2021)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—

30

[SK Broadband]

(As of December 31, 2021)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 47-1	March 26, 2019	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 47-2	March 26, 2019	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 48-1	September 24, 2019	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 48-1	September 24, 2019	Working capital	30,000	Working capital	30,000	—
Corporate bond	Series 48-2	September 24, 2019	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	Series 48-2	September 24, 2019	Working capital	20,000	Working capital	20,000	—
Corporate bond	Series 48-3	September 24, 2019	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 49-1	June 11, 2020	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 49-2	June 11, 2020	Repayment of debt	59,200	Repayment of debt	59,200	—
Corporate bond	Series 49-2	June 11, 2020	Working capital	40,800	Working capital	40,800	—
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

(As of December 31, 2021)	(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
—	—	—	—	—	—	—

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

31

(As of December 31, 2021)	(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
—	—	—	—	—	—	—

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolution of the general meeting of shareholders on October 12, 2021, the Company conducted the Spin-off effective as of November 1, 2021. Following the Spin-off, the Company will continue to operate fixed-line and wireless telecommunication services business segments, while SK Square, a newly established holding company, will operate the business of managing the equity interests in certain subsidiaries and investees engaged in, among other things, semiconductor and New ICT businesses and making new investments. Profit and loss of the spun-off divisions were separately presented as income from discontinued operations, and the consolidated statement of profit and loss for the year ended December 31, 2020 was restated as such.

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11%
Loans	138,181	45,385	33%
Accounts receivable – other	870,225	46,625	5%
Accrued income	762	0	0%
Guarantee deposits	278,759	0	0%

Total	3,448,425	330,891	10%

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	11%
Loans	182,721	45,024	25%
Accounts receivable – other	1,366,922	55,075	4%
Accrued income	3,418	166	5%
Guarantee deposits	285,507	300	0%

Total	4,317,419	365,063	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,303,551	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	309,990	299	0%

Total	4,262,851	346,399	8%

32

(2) Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Beginning balance	365,063	346,399	376,045
Effect of change in accounting policy	0	—	—
Increase of loss allowance	37,547	59,184	34,643
Reversal of loss allowance	0	—	—
Write-offs	(57,215)	(57,575)	(89,578)
Other	(14,503)	17,055	25,289

Ending balance	330,892	365,063	346,399

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4) Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of December 31, 2021
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,930,277	47,549	139,002	43,670	2,160,498
Percentage	89.3%	2.2%	6.4%	2.0%	100%

C.	Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Merchandise	201,126	162,196	147,928
Goods in transit	—	—	—
Other inventories	3,511	9,247	14,954

Total	204,637	171,443	162,882

Percentage of inventories to total assets [ Inventories / Total assets ]	0.66%	0.36%	0.36%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.20	7.60	7.79

33

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See notes 22 and 36 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

34

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	Apr. 25, 2022	120,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

35

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	Mar. 6, 2019	Mar. 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

36

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

37

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

38

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Expected to be submitted after the submission of the annual business report for the fiscal year 2021

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

39

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	Mar. 26, 2019	Mar. 26, 2022	50,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.

40

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.
*	Compliance certificate for Series 51 issued as of July 13, 2021 is expected to be submitted after the submission of the annual business report for fiscal year 2021.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Forward-looking statements are not statements of historical facts and include statements about the Company’s beliefs and expectations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2. Overview

In 2021, the Company successfully completed the Spin-off of its ICT portfolio, including its security, commerce and mobility businesses, and engaged in corporate reorganization with the vision of becoming a “fixed-line and wireless telecommunication-based service company.” Consolidated revenue increased by 4.1% from 2020 to Won 16.7 trillion mainly due to an increase in the proportion of the Company’s 5G plan subscribers and steady growth in the number of IPTV and high-speed internet subscribers. Operating profit increased by 11.1% from 2020 to Won 1.4 trillion as a result of increased sales and enhanced cost efficiency.

41

5G services, which the Company was the first to commercialize in the world in 2019, are propelling the growth of the Company’s wireless business. As of December 31, 2021, the Company secured 9.87 million 5G subscribers and a 47% share of the 5G services market in Korea. As a result, cellular services revenue increased by 3% compared to 2020 despite adverse market conditions, including a decrease in roaming services revenue. The Company is continuing to expand its online distribution channels to promote sustainable growth through its subscription, metaverse and enterprise businesses while adapting to the increasingly contactless social environment in a timely manner.

In the case of the Company’s fixed-line and media business, the Company recorded its best financial results to date primarily due to the synergy achieved from the merger with Tbroad as well as the growth in pay TV subscribers and B2B businesses. In particular, the Company has achieved the highest annual growth in the market in terms of net increase in IPTV subscribers.

The Company also plans to strengthen the competitiveness of its media platform by focusing on securing media content and has started to prepare for future growth in the field of connected intelligence, which adds connectivity and intelligence to various future devices.

3. Analysis of Consolidated Financial Position

	(Unit: in billions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020	Percentage Change from 2020 to 2021
Current Assets	6,353	8,775	(27.6)%
Non-Current Assets	24,559	39,132	(37.2)%
Total Assets	30,911	47,907	(35.5)%
Current Liabilities	6,960	8,178	(14.9)%
Non-current Liabilities	11,616	15,333	(24.2)%
Total Liabilities	18,576	23,511	(21.0)%
Total Equity	12,335	24,396	(49.4)%

A.	Assets

As of December 31, 2021, SK Telecom’s assets comprised 85% of the Company’s total assets on a consolidated basis.

The Company’s total assets as of December 31, 2021 decreased by 35.5% from the end of the previous year, primarily as a result of the transfer of certain equity investments pursuant to the Spin-off.

B.	Liabilities

As of December 31, 2021, SK Telecom’s liabilities comprised 84% of the Company’s total liabilities on a consolidated basis.

The Company’s total liabilities as of December 31, 2021 decreased by 21.0% from the end of the previous year primarily due to the Spin-off.

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4. Analysis of Consolidated Results of Operations

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2021	For the year ended December 31, 2020	Percentage Change from 2020 to 2021
Operating Revenue	16,749	16,088	4.1%
Operating Expense	15,361	14,839	3.5%
Operating Profit	1,387	1,249	11.1%
Profit for the Year	2,419	1,501	61.2%
EBITDA	5,207	5,083	2.4%
Earnings per Share (Won)	7,190	4,092	75.7%

*	The financial statements for the year ended December 31, 2021 reflect the Spin-off

A.	Operating Revenue

SK Telecom’s operating revenue in 2021 increased by 3.0% compared to 2020 due to the growth in sales of the wireless business based on an increase in the number of 5G subscribers, growth of new businesses and increase in other sales. SK Broadband’s operating revenue increased by 9.0% compared to 2020 due to increases in the number of IPTV and high-speed internet subscribers, data traffic and new corporate customers. SK stoa continued its growth by diversifying its product portfolio and strengthening its leading position in the T-commerce market. Sales of the Company’s consolidated subsidiaries generally increased, and accordingly, the Company’s operating revenue increased by 4.1% compared to 2020 on a consolidated basis.

B.	Operating Profit

The Company’s operating profit in 2021 increased by 11.1% compared to 2020, mainly due to an increase in the sales of, and stabilization in the expenses relating to, the wireless business and improved profitability of the fixed-line business.

C.	Operating Expense

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2021	For the year ended December 31, 2020	Change from 2020 to 2021	Percentage Change from 2020 to 2021
Labor Cost	2,300.8	2,108.5	192.3	9.1%
Commissions Paid and Sales Commissions	5,426.1	5,103.0	323.1	6.3%
Advertising	233.4	272.1	(38.7)	(14.2)%
Depreciation and Amortization(1)	3,819.8	3,834.5	(14.7)	(0.4)%
Network Interconnection	749.6	770.7	(21.1)	(2.7)%
Leased Line Fees and Frequency License Fees	310.1	294.0	16.1	5.5%
Cost of Sales	1,167.4	1,106.0	61.4	5.6%
Other Operating Expense	1,354.2	1,350.4	3.8	0.3%

(1)	Includes depreciation and amortization expenses related to research and development.
*	The previous results have been restated to reflect the Spin-off.

Labor cost in 2021 increased by 9.1% from 2020, primarily due to the increase in disposal of the Company’s treasury shares as bonus payments to employees of SK Telecom and SK Broadband.

Commissions in 2021 increased by 6.3% from 2020, primarily due to SK Telecom’s 5G market expansion and SK Broadband’s strong performance in attracting IPTV subscribers.

Advertising cost in 2021 decreased by 14.2% from 2020, primarily due to SK Broadband’s application of IFRS15.

D.	Profit for the Year

The Company’s profit for the year increased by 61.2% from 2020, primarily due to an increase in gains relating to its equity-method investment in SK Hynix as well as gains from the disposal of SK Wyverns.

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5. Analysis of Separate Operating Information

[SK Telecom]

A.	Number of Subscribers

	(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2021	For the year ended December 31, 2020	Change from 2020 to 2021	Percentage Change from 2020 to 2021
MNO Subscribers	29,696	29,089	607	2.1%
Monthly Churn Rate (%)	0.8%	0.9%	(0.1)%p
5G Subscribers	9,874	5,476	4,398	80.3%

The number of MNO subscribers increased by 0.61 million during 2021 due to the increase in the number of IoT lines and the expansion of 5G network services.

The Company maintained a record low annual churn rate of 0.8% in 2021, mainly attributable to innovations in distribution channels and rational market operations in response to social distancing measures due to the COVID-19 pandemic.

Through the launch of various new handsets and continuous improvements in quality and service, the Company secured 9.87 million 5G subscribers as of December 31, 2021.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2021	For the year ended December 31, 2020	Change from 2020 to 2021	Percentage Change from 2020 to 2021
Billing ARPU (Won)	30,517	30,314	203	0.7%

*

The billing ARPU is derived by dividing total SK Telecom revenues from voice service and data service (excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period.

The billing ARPU increased by 0.7% during 2021 primarily due to increases in the number of 5G subscribers and the average customer data usage.

	1st Quarter of 2021	2nd Quarter of 2021	3rd Quarter of 2021	4th Quarter of 2021
Billing ARPU (Won)	30,213	30,446	30,669	30,740

C.	Capital Expenditures

	(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2021	For the year ended December 31, 2020	Change from 2020 to 2021	Method of financing
Network investment	1,851	1,879	(28)	Internal Cashflow
Other investment	328	326	2

Total	2,179	2,205	(26)

The Company invested Won 2.18 trillion in network facility to expand 5G service coverage and maintain network quality.

[SK Broadband]

44

	(Unit: in 100 millions of Won, except percentages)
Operating revenue	For the year ended December 31, 2021	For the year ended December 31, 2020	Change from 2020 to 2021	Percentage Change from 2020 to 2021
Media	18,359	16,501	1,858	11.3%
Fixed-line Business	22,133	20,634	1,499	7.3%

Total	40,492	37,135	3,357	9.0%

•	Media

SK Broadband’s media business consists of IPTV and cable TV services. Operating revenue from IPTV services increased by 4.6% as compared to 2020 to Won 1,416.4 billion in 2021. The Company maintained a steady growth in its performance in the IPTV market, achieving a net increase of 480,000 subscribers annually and ranking first in the market in 2021 as a result of increases in the number of subscribers and the proportion of subscribers with high-tier subscription plans. Following the Tbroad Merger, operating revenue from cable TV services increased by 41.9% as compared to 2020 to Won 419.5 billion.

•	Fixed-line Telecommunications Business

SK Broadband’s fixed-line telecommunications business consists of high-speed internet services, corporate business and residential telephone services. Operating revenue from high-speed internet services increased by 6.7% from 2020 to Won 977.8 billion as a result of an increase in the proportion of subscribers to premium plans, such as Giga Internet. Operating revenue from the corporate business increased by 9.7% from 2020 to Won 1,155.4 billion, as a result of an increase in sales of solutions such as circuit and cloud personal computing devices in light of increased data traffic due to COVID-19. Revenue from residential telephone and other services decreased by 14.0% from 2020 to Won 80.1 billion.

6. Guidance for Fiscal Year 2022

The Company announced the following guidance for fiscal year 2022 during the CEO Investor Day 2022 and through its annual earnings release on February 9, 2022.

1. Operating revenue (consolidated): Won 17.4 trillion

2. Capital expenditures: Expected to stabilize in the mid- to long-term

7. Discontinued Operations

Pursuant to the resolution of the extraordinary general meeting of shareholders on October 12, 2021, the Company conducted the Spin-off of certain of its operations for the purpose of managing the Company’s equity investments in semiconductor and new ICT companies as well as making new investments relating thereto. The date of the Spin-off transaction was November 1, 2021.

As a result of the Spin-off, the Company discontinued certain of its security, commerce and other businesses, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service Co., Ltd., have become excluded from the Company’s consolidation scope.

See note 42 of the notes to the Company’s audited consolidated financial statements attached hereto for more information on profit and loss from discontinued operations.

45

8. Corporate Reorganization

•	Corporate reorganization of SK Telecom

As of November 1, 2021, the Company conducted the Spin-off in order to transform into a fixed-line and wireless telecommunication-based “AI & Digital Infrastructure Service Company.”

By introducing the Company-in-Company (“CIC”) systems for business-to-consumers (“B2C”) and B2B businesses that encompass SK Telecom and SK Broadband, the Company plans to maximize the synergy between the two companies’ businesses through an integrated, one-body operation that transcends the boundaries between the two companies. In addition, by introducing the “Chief Office” system, the Company strengthened expertise and responsibility management in each key business segment.

•	Corporate reorganization of SK Broadband

On January 1, 2022, SK Broadband engaged in corporate reorganization and adopted CIC, CO (Company) and CP (Camp) systems.

The former business and marketing division was reorganized into “AI & Customer CIC” for B2C customers and “Enterprise CIC” for B2B customers. Each CIC is composed of a CO, which is a division responsible for unit business, and a CP, which is a specialized marketing division.

The former “Service Headquarter” was renamed “ICT Infra,” and certain divisions were integrated or newly established for organizational efficiency and specialization.

9. Liquidity

As of December 31, 2021, the Company’s debt-to-equity ratio (as calculated by dividing the interest-bearing financial debt by total equity) was 71.6%, compared to 43.9% as of December 31, 2020 and 45.0% as of December 31, 2019. The net debt-to-equity ratio (as calculated by the interest-bearing financial debt minus cash and marketable securities, divided by total equity) was 60.4%, 31.9% and 35.0% at the end of 2021, 2020 and 2019, respectively. Interest coverage ratio (EBITDA divided by interest expense) was 14.8, 13.8 and 12.7 at the end of each of 2021, 2020 and 2019. The Company continues to have sufficient liquidity.

10. Financing

As of December 31, 2020, the Company’s aggregate interest-bearing debt amounted to Won 10,719 billion, comprising long-term and short-term borrowings, debentures and current portions of long-term borrowings and debentures, compared to Won 10,264 billion as of December 31, 2019 and Won 9,652 billion as of December 31, 2018, showing small increases over the last three years.

11. Fund Outflows

None of the fund outflows of the Company in 2021 had a significant impact on the Company.

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V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; assessment of impairment of cash-generating unit of fixed-line telecommunication services
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

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C.	Non-Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	2
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	3
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	3
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3

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D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 24, 2021	Audit Committee: 4 Independent Auditor: 2	In-person	Report on 2020 critical audit matters and results of audit of financial statements; report on results of 2020 internal accounting management system audit

April 28, 2021	Audit Committee: 4 Independent Auditor: 2	In-person	Report on 2020 Public Company Accounting Oversight Board audit results; report on 2021 audit plan and selection of critical audit matters

June 23, 2021	Audit Committee: 3 Independent Auditor: 1	In-person	Report on 2021 audit plan and selection of critical audit matters

July 14, 2021	Audit Committee: 4 Independent Auditor: 2	Remote	Report on results of 2020 evaluation of external auditors

July 15, 2021	Audit Committee: 4 Independent Auditor: 1	In-writing	Report on results of audit of past financial statements of the newly established corporation from the Spin-off

July 21, 2021	Audit Committee: 4 Independent Auditor: 1	Remote	Report on results of external auditors’ 2021 semi-annual review

August 17, 2021	Audit Committee: 4 Independent Auditor: 1	Remote	Report on results of external auditors’ review of carve-out financial statements for the Spin-off

December 20, 2021	Audit Committee: 4 Independent Auditor: 1	In-person	Report on progress of 2021 evaluation on internal control over financial reporting and 2021 year-end audit plan

February 22, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of seven members: five independent directors, one inside director and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

On May 27, 2021, the Board of Directors voted to reorganize its committees from the previous five committees (comprising Independent Director Nomination Committee, Audit Committee, Compensation Review Committee, CapEx Review Committee and Corporate Citizenship Committee) to the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

(As of December 31, 2021)
Total number of directors	Inside directors	Non-executive director	Independent directors
7	Young Sang Ryu	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

*

At the 37th General Meeting of Shareholders held on March 25, 2021, Young Sang Ryu was re-elected as an inside director and Youngmin Yoon was re-elected as an independent director and a member of the audit committee.

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*	On August 25, 2021, Dae Sik Cho resigned and Kyu-nam Choi was appointed as a non-executive director at the extraordinary general meeting of shareholders on October 12, 2021.
*	On November 1, 2021, Jung Ho Park resigned from his position as an inside director following the Spin-off and Young Sang Ryu replaced him as the representative director.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, has been elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
444th (the 1st meeting of 2021)	February 2, 2021

•  Financial statements as of and for the year ended December 31, 2020

•  Annual business report for the year ended December 31, 2020

•  Delegation of authority to obtain funding through long-term borrowings

•  Disposal of treasury stock

•  Donations for ESG management (creation of social value)

•  Revisions to Audit Committee regulations

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2020

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

445th (the 2nd meeting of 2021)	February 25, 2021

•  Convocation of the 37th General Meeting of Shareholders

•  Capital contribution to T Map Mobility and transfer of mobility assets

•  Transactions with SK Pinx in 2021

•  Transfer of certain assets including SK Futures Park

•  Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

446th (the 3rd meeting of 2021)	March 25, 2021

•  Election of the chairman of the Board of Directors

•  Re-election of compliance officer

•  Transactions with SK Inc. in the second quarter of 2021

•  Investment in Content Wavve Co., Ltd. to increase its competitiveness

•  Occupational safety and health plan for 2021

•  Additional transactions with SK Pinx in 2021

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

447th (the 4th meeting of 2021)	April 29, 2021

•  Termination of Share Repurchase Agreement

•  Investment in SK Telecom TMT Investment Corp.

•  Payment of operating expenses of SUPEX Council for 2021

•  Transactions with SK Hynix in 2021

•  Report for the period after the first quarter of 2021

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

448th (the 5th meeting of 2021)	May 4, 2021	• Cancellation of treasury shares	Approved as proposed

449th (the 6th meeting of 2021)	May 27, 2021

•  Revision and establishment of regulations for the Board of Directors and its committees

•  Appointment of committee members

•  Revision of corporate governance charter

•  Determination of key performance metrics for 2021

Approved as proposed Approved as proposed Approved as proposed Approved as revised

450th (the 7th meeting of 2021)	June 10, 2021

•  Cancellation of treasury shares

•  Amendment of the articles of incorporation on stock split

•  Approval of Spin-off plan

•  Convocation of the 1st Extraordinary Meeting of Shareholders

•  Setting of record date

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

50

Meeting	Date	Agenda	Approval
451th (the 8th meeting of 2021)	June 24, 2021	• Transactions with SK Inc. in the third quarter of 2021	Approved as proposed
452th (the 9th meeting of 2021)	June 28, 2021	• Revision of Spin-off plan	Approved as proposed

453th (the 10th meeting of 2021)	July 22, 2021	• Dividends for the second quarter of 2021 • Report for the first half of 2021 • Report for the period after the second quarter of 2021	Approved as proposed — —

454th (the 11th meeting of 2021)	August 18, 2021	• Donations to the Korea Fencing Federation • “My Data” business (personal credit information management business) and plan for filing for approval to commence business	Approved as proposed —

455th (the 12th meeting of 2021)	August 27, 2021	• Revision to agenda of 1st Extraordinary Meeting of Shareholders of 2021	Approved as proposed

456th (the 13th meeting of 2021)	September 29, 2021	• Transactions with SK Inc. in the fourth quarter of 2021	Approved as proposed

457th (the 14th meeting of 2021)	October 12, 2021	• Disposal of treasury shares	Approved as revised

458th (the 15th meeting of 2021)	November 1, 2021

•  Appointment of representative director

•  Change of committee member

•  Approval of public notice in lieu of general meeting to report the Spin-off

•  Dividends for the third quarter of 2021

•  Report for the period after the third quarter of 2021

Approved (Young Sang Ryu) Approved as proposed Approved as proposed Approved as proposed —

51

Meeting	Date	Agenda	Approval

459th (the 16th meeting of 2021)	November 30, 2021

•  Lease transaction of Indeungsan SK SUPEX Center owned by SK Inc. from 2020 to 2024

•  Landscaping and facility management service transactions with SK Forest Co., Ltd. from 2022 to 2024

•  Allotment of 2022 operating expenses for SK Academy

•  Results of compliance check and effectiveness evaluation

Approved as proposed Approved as proposed Approved as proposed —

460th (the 17th meeting of 2021)	December 21, 2021

•  2022 IT system maintenance transactions

•  Transactions with SK Inc. in the first quarter of 2022

•  2022 business management plan

•  Allotment of operating expenses for business aircraft in 2022

•  Transactions with SK Pinx in 2022

•  Approval of limit on issuance of electronic short-term bonds

•  Change of committee member

•  Establishment of AI semiconductor corporation and commercialization of AI semiconductor technology

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

461th (the 1st meeting of 2022)	January 17, 2022	• 2021 KPI evaluation	Approved as proposed

462th (the 2nd meeting of 2022)	January 20, 2022	• Cancellation of treasury shares • 2022 health and safety plan • Donations for ESG management (creation of social value) • Report for the period after the fourth quarter of 2021	Approved as proposed Approved as proposed Approved as proposed —

463th (the 3rd meeting of 2022)	February 8, 2022

•  Financial statements as of and for the year ended December 31, 2021

•  Delegation of authority to obtain funding through long-term borrowings

•  Annual business report for the year ended December 31, 2020

•  Amendment of agreements for implementation of mutual cooperation among member companies

•  Results of evaluation of the Board of Directors

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
464th (the 4th meeting of 2022)	February 24, 2022

•  Convocation of the 38th General Meeting of Shareholders

•  Compensation of representative director and inside director

•  Cancellation of treasury shares

•  Donations to the Korea Fencing Federation

•  Report of internal accounting management

•  Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —
*	The line items that do not show approval are for reporting purposes only.

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C.	Committees within Board of Directors

(1)	Committee structure (as of December 31, 2021)

(a)	Independent Director Nomination Committee

Total number of persons	Names of Member Directors	Task
3	Young Sang Ryu, Yong-Hak Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b) Future Strategy Committee (as of December 31, 2021)

Total number of persons	Names of Member Directors	Task
7	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim, Young Sang Ryu, Kyu-Nam Choi	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c) Compensation Committee (as of December 31, 2021)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Kyu-Nam Choi	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d) ESG Committee (as of December 31, 2021)

Total number of persons	Names of Member Directors	Task
3	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e) Audit Committee (as of December 31, 2021)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

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2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of December 31, 2021 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2021	February 1, 2021

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2020 and business and audit plans for 2021

•  Auditor’s opinion on internal monitoring controls

•  Approval of services by independent auditor in 2021

— — Approved as proposed Approved as proposed

The 2nd meeting of 2021	February 24, 2021

•  Audit results for fiscal year 2020

•  Audit results for internal accounting management system for fiscal year 2020

•  Evaluation of internal accounting management system

•  Finalization of agenda and document review for the 37th General Meeting of Shareholders

•  Audit report for fiscal year 2020

•  Real estate transaction with SK Broadband

•  Contract for customer appreciation gifts to fixed-line telephone customers for 2021

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2021	March 24, 2021	• Contributions to company employee welfare fund for 2021 • Contract for maintenance services of optical cables in 2021 • Contract for maintenance services of transmission equipment in 2021	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2021	April 28, 2021	• Audit plan for fiscal year 2021	—
The 5th meeting of 2021	June 23, 2021	• Audit plan for fiscal year 2021 • Evaluation of results of the 2020 external audit service	— —

The 6th meeting of 2021	July 21, 2021	• Appointment of committee chairman • Audit results for the first half of 2021	Approved as proposed —

The 7th meeting of 2021	August 17, 2021

•  Results of external auditors’ review of the carve-out financial statements for the Spin-off

•  Review opinion of agenda and related documents for the 1st Extraordinary General Meeting of Shareholders

•  Review report for the 1st Extraordinary General Meeting of Shareholders of 2021

— Approved as proposed Approved as proposed

The 8th meeting of 2021	August 27, 2021	• Amendments to the review opinion of agenda and related documents and review report for the 1st Extraordinary General Meeting of Shareholders of 2021	Approved as proposed

The 9th meeting of 2021	September 28, 2021	• Results of business evaluation	—

The 10th meeting of 2021	November 29, 2021	• Resale of fixed-line products of SK Broadband	Approved as proposed

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Meeting	Date	Agenda	Approval
The 11th meeting of 2021	December 20, 2021

•  Results of leadership review

•  Review of internal monitoring controls for 2021 financial statements and year-end audit plan

•  Report on appointment of external auditor

•  Approval of external audit contract

•  Purchase of bonds in connection with customer mobile devices for 2022 from PS&Marketing

•  Product and service transactions for 2022 with Eleven Street Co., Ltd., Dreamus Company, Contents Wave, SK Planet Co., Ltd., SK shieldus Co., Ltd. and SK hynix Co., Ltd.

•  Customer contact channel operation service transactions for 2022

•  Consulting for non-payment and delegation of accounts receivable collection for 2022

•  Base station maintenance service transactions for 2022

•  Operation support service transactions for exchanged equipment for 2022

•  Lease transaction for telecommunications equipment for 2022

•  Construction service transaction for fixed-line and wireless infrastructure for 2022

•  Purchase of telecommunication materials and general goods from Happy Narae Co., Ltd. for 2022

•  Affiliate transaction with One Store Co., Ltd. for 2022

—

—

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

The 1st meeting of 2022	January 18, 2022	• Plan for establishment of ethical management and risk management infrastructure	—

The 2nd meeting of 2022	February 7, 2022	• Review of business and audit results for 2021 and business and audit plans for 2022 • Audit committee’s opinion on internal monitoring controls • Approval of services by independent auditor in 2022	Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2022	February 22, 2022

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2021

•  Evaluation of internal accounting management system

•  Review opinion of agenda and related documents for the 38th General Meeting of Shareholders

•  Audit report for fiscal year 2021

•  Contract relating to gift distribution to fixed-line business customers

— — — Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.
*	The internal accounting manager reported in writing the evaluation of internal accounting management system operation and evaluation amendment to the audit committee in April and June 2021.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

(As of December 31, 2021)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 37th General Meeting of Shareholders Conducted during the 1st Extraordinary General Meeting of Shareholders of 2021

The Company implemented a proxy solicitation procedure for the 37th General Meeting of Shareholders and the 1st Extraordinary General Meeting of Shareholders of 2021, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

55

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2021)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	21,624,120	26.78	65,668,397	30.01
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	2,500	0.00	10,932	0.00
Young Sang Ryu	Officer of the Company	Common share	500	0.00	3,340	0.00
Yong-Hak Kim	Officer of the Company	Common share	—	—	303	0.00
Seok-Dong Kim	Officer of the Company	Common share	—	—	303	0.00
Youngmin Yoon	Officer of the Company	Common share	—	—	303	0.00
Jung Ho Ahn	Officer of the Company	Common share	—	—	303	0.00
Junmo Kim	Officer of the Company	Common share	—	—	303	0.00
Kyu-nam Choi	Officer of the Company	Common share	—	—	455	0.00
Poong Young Yoon	Officer of the Company	Common share	—	—	2,733	0.00
Total		Common share	21,627,471	26.78	65,688,437	30.02

(1)	Ownership ratio changed following the cancellation of treasury shares of SK Telecom on May 6, 2021.
(2)	Number of shares and ownership ratio changed following the Stock Split on October 28, 2021 and the Spin-off on November 1, 2021.

B.	Overview of the Largest Shareholder

As of December 31, 2021, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

56

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2021)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Inc.	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.
	February 4, 2021	21,628,971	26.79	Jung Ho Park, CEO of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each purchased 100 shares (total of 500 shares).
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, purchased 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, CEO of the Company, and Young Sang Ryu, inside director of the Company each purchased 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, purchased 2,733 shares.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of December 31, 2021)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.01%	—
National Pension Service	21,076,493	9.63%	—
Citibank ADR	14,653,598	6.70%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

57

B.	Minority Shareholders

(As of December 31, 2021)	(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	188,155	188,162	99.9%	112,345,220	218,833,144	52.8%

*	Shareholders who hold less than 1% of total shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

		(Unit: in Won and shares)
Types		December 2021	November 2021	October 2021	September 2021	August 2021	July 2021
Common stock	Highest	62,700	57,100	327,000	324,000	312,500	326,500
	Lowest	53,600	53,400	296,000	300,500	284,500	301,000
	Average	58,250	55,250	307,289	307,947	297,881	315,886
Daily transaction volume	Highest	2,374,823	11,028,540	1,250,377	775,405	3,137,916	420,579
	Lowest	617,366	0	0	122,322	113,019	97,250
Monthly transaction volume		25,553,956	15,737,792	6,654,391	6,012,126	8,482,251	4,517,921

*	Trading of SK Telecom’s common shares was suspended from October 26, 2021 up to and including November 26, 2021 due to the Spin-off and Stock Split.

B.	Foreign Securities Market (New York Stock Exchange)

		(Unit : in US$ and ADRs)
Types		December 2021	November 2021	October 2021	September 2021	August 2021	July 2021
Depositary receipt	Highest	48	51	51	30.10	29.78	31.54
	Lowest	27	46	46	27.59	26.86	29.07
	Average	42	49	48	28.85	28.63	30.60
Daily transaction volume	Highest	471,200	269,144	857,084	892,222	1,524,630	929,974
	Lowest	134,600	53,416	103,676	181,719	155,481	217,558
Monthly transaction volume		5,208,700	2,742,216	5,982,776	10,478,112	10,143,244	9,057,824

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2021)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2021	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,169	—	88	—	4,257	13.7	748,159	173
—	Female	873	—	209	—	1,082	8.4	128,904	120
Total		5,042	—	297	—	5,339	12.6	877,063	162

58

B.	Compensation of Unregistered Officers

(As of December 31, 2021)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2021	Average wage per person
94	49,774	530

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2021)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of December 31, 2021)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,991	856	—

*	The number of directors includes Jung Ho Park, who resigned on November 1, 2021, in connection with the Spin-off.
*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

B-2. Amount by Classification

(As of December 31, 2021)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	5,380	2,690	—
Independent Directors (Excluding Audit Committee Members)	1	122	122	—
Audit Committee Members	4	489	122	—
Auditor	—	—	—	—

*	The number of directors includes Jung Ho Park, who resigned on November 1, 2021, in connection with the Spin-off.
*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year)

(As of December 31, 2021)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	3,827	Stock options*
Young Sang Ryu	Representative Director and President	1,553	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

59

Composition of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 3,827 million • Salary: Won 1,625 million • Bonus: Won 2,170 million • Other earned income: Won 32 million

Young Sang Ryu	Total remuneration: Won 1,553 million • Salary: Won 792 million • Bonus: Won 730 million • Other earned income: Won 31 million

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

				(Unit: in millions of Won)
Name	Position	Total remuneration		Payment not included in total remuneration
Jung Ho Park	Representative Director	3,832	*	Stock options*
Jin Woo So	Chairman of Talent Development Committee	2,986		—
Yoon Kim	Head of T3K	1,820		Stock options*
Hyeong Chan Kim	PD of SK Research Institute for SUPEX Management	1,614		—
Dae Hwan Ko	Director of SK Academy	1,571		—

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.
*

The remuneration for Jung Ho Park includes salary paid following his resignation, which accounts for the discrepancy in his remuneration compared to that listed on “VIII.3.A. Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year).”

Composition	of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 3,832 million • Salary: Won 1,630 million • Bonus: Won 2,170 million • Other earned income: Won 32 million

Jin Woo So	Total remuneration: Won 2,986 million • Salary: Won 1,286 million • Bonus: Won 1,699 million • Other earned income: Won 1 million

Yoon Kim	Total remuneration: Won 1,820 million • Salary: Won 440 million • Bonus: Won 795 million • Other earned income: Won 114 million • Retirement income: Won 471 million

60

Name	Composition

Hyeong Chan Kim	Total remuneration: Won 1,614 million • Salary: Won 361 million • Bonus: Won 315 million • Other earned income: Won 39 million • Retirement income: Won 899 million

Dae Hwan Ko	Total remuneration: Won 1,571 million • Salary: Won 369 million • Bonus: Won 303 million • Other earned income: Won 4 million • Retirement income: Won 895 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2021)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	2	146	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	7	146	—

B.	Stock Options Granted and Exercised

(As of December 31, 2021)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	4,123	—	—	—	—	4,123	February 21, 2020 – February 20, 2023	50,824
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	—	—	—	—	5,265	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276

61

(As of December 31, 2021)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2019 – March 24, 2022	49,350
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2020 – March 24, 2023	53,298
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	—	—	—	4,749	February 23, 2021 – February 22, 2024	53,052
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,624	—	—	—	—	5,624	March 27, 2023 – March 26, 2027	38,452
Seok Joon Huh	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	6,863	—	—	—	—	6,863	March 26, 2023 – March 25, 2026	50,276
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	3,777	—	—	—	—	3,777	February 23, 2021 – February 22, 2024	53,052
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276

62

(As of December 31, 2021)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	—	—	—	—	4,157	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
Sang Kyu Shin	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	—	—	—	—	4,646	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,690	—	—	—	—	5,690	March 27, 2023 – March 26, 2027	38,452
Yoon Kim	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	6,407	—	—	—	—	6,407	March 26, 2023 – March 25, 2026	50,276

63

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase	and Dispositions of Investments

(As of December 31, 2021)	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom T1	Affiliate	Shares	60,305	4,887	65,192	—	Capital increase; Spin-off
NanoEntek	—		51,138	—	51,138	—	Spin-off
Invites Healthcare Co., Ltd.	Affiliate	Shares	28,000	7,000		35,000	Capital increase
SK hynix Co., Ltd.	—		3,374,726	—	3,374,726	—	Spin-off
Makeus	Affiliate	Shares	770		770	—	Disposal
Grab Geo Holdings PTE. LTD.	Overseas Affiliate	Shares	30,517		30,517	—	Disposal
Carrot General Insurance Co., Ltd.	Affiliate	Shares	20,000		20,000	—	Disposal
Techmaker GmbH	—		5,609	—	5,609	—	Spin-off
Start-up Win-win Fund	—		5,976	—	300	5,676	Investment recovery
Smart SKT Infinitum Game Fund	Affiliate	Shares	—	3,000		3,000	New acquisition; Capital increase
Contents Wave	Affiliate	Shares	90,858	100,000	190,858	—	Capital increase; Spin-off
Sparkplus	Affiliate	Shares	—	34,166	34,166	—	New acquisition
UCT Kakao-SK Telecom ESG Fund	Affiliate	Shares	—	2,000		2,000	New acquisition
Broadband Nowon Broadcasting Co., Ltd.	Affiliate	Shares	10,463	9,512		19,975	Capital increase
Eleven Street Co., Ltd.	—		1,049,403	—	1,049,403	—	Spin-off
FSK L&S Co., Ltd.	—		17,757	—	17,757	—	Spin-off
SK Planet Co., Ltd.	—		404,834	—	404,834	—	Spin-off
T Map Mobility	Affiliate	Shares	155,408	162,169	317,576	—	Capital increase; Spin-off
One Store Co., Ltd.	—		82,186	—	82,186	—	Spin-off
Dreamus Company	—		156,781	—	156,781	—	Spin-off
id Quantique SA	Overseas Affiliate	Shares	100,527	5,978	106,505	—	Capital increase

64

SK Telecom TMT Investment Corp.	Overseas Affiliate	Shares	94,136	167,865	262,001	—	Capital increase
Atlas Investment	Overseas Affiliate	Shares	143,097	12,599		155,656	Capital increase
SK shieldus Co., Ltd. (formerly known as ADT CAPS Co., Ltd.)	Overseas Affiliate		747,803	—	747,803	—	Spin-off
Quantum Innovation Fund I	Affiliate	Shares	15,969	372	4,406	11,935	Capital increase
Incross	—		53,722	—	53,722	—	Spin-off
SK Square	—		—	35,037	9	35,028	Spin-off
Berkeley Lights	Overseas Affiliate	Shares	—	31,590	—	31,590	New acquisition
Marvell Technology, Inc.	—		—	9,570	—	9,570	New acquisition
Celesta Capital I, L.P. (formerly known as Walden Riverwood Ventures L.P.)	Overseas Affiliate	Shares	23,392	—	5,765	17,627	Investment recovery
DCM V, L.P.	Overseas Affiliate	Shares	3,576		84	3,493	Disposal
Invites Healthcare Co., Ltd. (Preferred stock)	Affiliate	Preferred Shares	—	10,000	—	10,000	Capital increase
Vive Studios	Affiliate	Shares	—	2,999		2,999	New acquisition
Translink Capital L.L.C.	Overseas Affiliate	Shares	2,767		64	2,703	Disposal
Hermed Capital Health Care Fund L.P	Overseas Affiliate	Shares	21,219	—	3,239	17,980	Disposal
2015 KIF-Capstone K-Global IOT Start-up Fund	—		500	—	84	416	Investment recovery
Smart Spark Lab Cloud Fund 1	Affiliate	Shares	300	400		700	Capital increase
Sparkplus (Preferred stock)	Affiliate	Shares	—	11,513	11,513	—	New acquisition; Spin-off

Purchase and Disposition of Securities

In order to maximize the efficiency of each business entity, SK Telecom sold its shares of Grab Geo Holdings PTE. LTD. and Carrot General Insurance Co., Ltd., which were investment assets highly related to the mobility business, to T Map Mobility. The date of the resolution by the Board of Directors was February 25, 2021.

65

3. Transactions with the Largest Shareholder and Related Parties

					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2021 – December 31, 2021	Marketing fees, etc.	1,411,486

4. Related Party Transactions

See note 31 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2021)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	96,766	97,628	130,833	63,561	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	0	0	22,147	—	—

66

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of December 31, 2021, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

Among others, the following lawsuits were newly filed or pending during the reporting period and are hereby disclosed:

Claim for payment for goods (Seoul Central District Court 2018 Gahap 512223, Seoul High Court 2020 Na 2034705)
Date of lawsuit	February 23, 2018

Parties	Plaintiff: SK Telecom; Defendant: Republic of Korea

Content	SK Telecom filed a claim for unpaid amount against the Republic of Korea in connection the Republic of Korea’s failure to pay a part of payment for goods in connection with the GOP Scientific Guard System on the basis that SK Telecom delayed performance.

Claim amount	Won 14,380,578,486

Status	SK Telecom partially won at the Seoul Central District Court and on appeal at the Seoul High Court (awarded damages of Won 11,870 million and Won 12,005 million, respectively). The decision of the Seoul High Court is final.

Future litigation schedule and response plan	Since neither party appealed the decision of the Seoul High Court, such decision is the final outcome.

Effect of outcome of lawsuit on the Company	Financial impact amounting to the award of damages and interest accumulated thereon

Claim for refund of value-added tax relating to contract subsidies (Supreme Court of Korea 2017 Du 53170)
Date of lawsuit	August 8, 2014

Parties	Plaintiff: SK Telecom; Defendant: Head of Namdaemun Tax Office

Content	Although the contract subsidy SK Telecom provides for its wireless telecommunication service subscribers should be deducted when calculating the tax base for value-added tax, SK Telecom calculated and paid the amount of its value-added tax without deducting the subsidy amount from the second quarter of 2008 to the second quarter of 2010. SK Telecom later requested for a tax reduction corresponding to the subsidy amount but the head of Namdaemun Tax Office denied such request and SK Telecom filed an administrative claim requesting the cancellation of objection.

Claim amount	Won 194,300,000,000

Status	SK Telecom lost both the trial court and appeals court decisions, and a Supreme Court appeal has been in progress since July 19, 2017

Future litigation schedule and response plan	Although over four years have passed since the initiation of the appeal, it is difficult to predict the timing of the final outcome given the nature of the appellate procedure.

Effect of outcome of lawsuit on the Company	If SK Telecom wins the lawsuit, it will receive a tax refund in the amount of around Won 194.3 billion.

67

Claim for refund of value-added tax relating to contract subsidies (Seoul High Court 2017 Nu 52292)
Date of lawsuit	August 23, 2016

Parties	Plaintiff: SK Telecom; Defendant: Head of Namdaemun Tax Office

Content	Although the contract subsidy SK Telecom provides for its wireless telecommunication service subscribers should be deducted when calculating the tax base for value-added tax, SK Telecom calculated and paid the amount of its value-added tax without deducting the subsidy amount from the first quarter of 2011 to the second quarter of 2013. SK Telecom later requested for a tax reduction corresponding to the subsidy amount but the Head of Namdaemun Tax Office denied such request and filed an administrative claim requesting the cancellation of objection.

Claim amount	Won 186,900,000,000

Status	SK Telecom won the trial court decision on May 11, 2017, and appeal has been in progress since June 2, 2017

Future litigation schedule and response plan	The final outcome of this lawsuit is expected to be decided in accordance with the outcome of the Supreme Court of Korea 2017 Du 53170 case.

Effect of outcome of lawsuit on the Company	If SK Telecom wins the lawsuit, it will receive a tax refund in the amount of around Won 186.9 billion.

Claim for value-added tax refund for gifts provided to fixed-line service subscribers (Seoul High Court 2017 Nu 52292)
Date of lawsuit	June 26, 2018

Parties	Plaintiff: SK Telecom; Defendant: Namdaemun Tax Office

Content	Although the gift certificates SK Telecom provides for its fixed-line telecommunication service subscribers should be deducted when calculating the tax base for value-added tax, SK Telecom calculated and paid the amount of its value-added tax without deducting the amount of gift certificates from the second quarter of 2011 to the first quarter of 2016. SK Telecom later requested for a tax reduction corresponding to the amount of gift certificates but Namdaemun Tax Office denied such request and filed an administrative claim requesting the cancellation of the request.

Claim amount	Won 5,700,000,000

Status	SK Telecom lost the first trial on December 5, 2019. Subsequently, appeal was dismissed on June 25, 2021 and Supreme Court appeal was dismissed on November 11, 2021.

Future litigation schedule and response plan	SK Telecom lost the lawsuit and such decision is the final outcome.

Effect of outcome of lawsuit on the Company	—

Criminal litigation claim for electronic prescription service (Seoul Central District Court 2015 Gohap 664)
Date of lawsuit	July 24, 2015

Parties	Plaintiff: Prosecutor; Defendant: SK Telecom; three executive officers of SK Telecom

Content	The prosecution claimed that SK Telecom and three executive officers of SK Telecom provided the electronic prescription service from October 2011 to December 2014, during which they collected and stored prescription data from the digital medical record system of hospitals and distributed the collected data to pharmacies without obtaining consent from patients. Accordingly, the prosecution indicted SK Telecom for violating the Personal Information Protection Act and the Medical Service Act.

Claim amount	Not applicable to criminal litigation (Penalty: Fine of Won 50 million for SK Telecom and two to three years of imprisonment for the executive officers)

Status	The defendants were acquitted in the first trial on February 14, 2020 and in the court of appeal on September 24, 2020. The prosecution appealed to the Supreme Court on September 28, 2020.

Future litigation schedule and response plan	SK Telecom plans to respond appropriately in response to the prosecution’s reasons for appeal.

Effect of outcome of lawsuit on the Company	Although the impact on the Company’s business is not expected to be significant given the termination of the electronic prescription service in March 2015, a conviction could have a negative impact on the Company’s reputation.

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[SK Broadband]

As of December 31, 2021, there were 33 pending lawsuits against SK Broadband (aggregate amount of claims of Won 14,577 million), and provisions in the amount of Won 9,813 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of December 31, 2021, SK Broadband has entered into revolving credit facilities with a limit of Won 195 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Nowon Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of December 31, 2021, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 35,679 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 29,408 million in connection with the performance of certain contracts.

[SK Stoa]

As of December 31, 2021, Kookmin Bank has provided a payment guarantee of Won 1.5 billion in connection with e-commerce transaction payables.

3. Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 20, 2019	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the Mobile Device Distribution Improvement Act (“MDDIA”))	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system
June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act (“TBA”); Article 42-1(5) of the Enforcement Decree)	Decision confirmed; fine paid; correctional order implemented	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

69

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; fine paid; report on implementation of correctional order completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)
June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Act on the Protection, Use, Etc. of Location Information (“Location Information Act”) and Article 22 of Enforcement Decree)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information
July 8, 2020	KCC	SK Telecom

Decision of 40th KCC Meeting of 2020

•   Correctional order

•   Submission of implementation plan and report on implementation of correctional order including recurrence prevention plan

•   Fine of Won 22.3 billion

				Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system
Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order • Submission of implementation plan and report on implementation of correctional order • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the TBA and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of fine completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

70

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

•   Submission of statistical data pursuant to Article 30 of the Location Information Act

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change
Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) • Correctional order (prohibition order against future actions) • Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))	Filed an administrative proceeding to challenge the KFTC decision with the Seoul High Court (Apr. 28, 2021)	Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities
Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) • Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)	Filed an administrative proceeding and applied for cancelation of execution of the KFTC decision with the Seoul High Court (Sept. 29, 2021)	Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)
Dec. 29, 2021	KCC	SK Telecom	Decision of 59th KCC Meeting of 2021 • Announcement of correctional order • Establishment and submission of recurrence prevention plan • Fine of Won 1,490 million	Excessive financial support other than the disclosed subsidy for the sales of mobile terminal devices and discriminatory payment and payment inducement based on subscription type and rate plan (Articles 3-1, 4-5 and 15-2 of the MDDIA)	Decision confirmed; payment of fine completed and implementation plan submitted	Implement measures to prevent recurrence and establish a transparent incentive system for agents and distributors

71

[SK Broadband]

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 13, 2019	KFTC	Tbroad, Tbroad Dongdaemun, Tbroad Nowon	Prosecution	—	Provision of unfair benefits to related parties of Taekwang Group affiliates (Article 23-2 of the MRFTA)	Criminal investigation pending	Expected to end without further action due to lack of prosecution rights following the Tbroad Merger
July 29, 2019	KFTC	SK Broadband	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies); fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	—	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions) (Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the MRFTA, and Article 33 and Article 35-1 of its Enforcement Decree)	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters
Aug. 28, 2019	KFTC	Tbroad, Tbroad Dongdaemun, Tbroad Nowon, KDMC	Correctional order and fine	Tbroad: Won 177 million/Tbroad Dongdaemun: Won 4 million/Tbroad Nowon: Won 1 million/ KDMC: Won 2 million	Provision of unfair benefits to related parties of Taekwang Group affiliates (Article 23-2 of the MRFTA)	Paid the fine	Administrative proceedings pending
Nov. 29, 2019	KFTC	SK Broadband	Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service); fine of Won 188 million	Won 188 million	Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million) (Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the MRFTA and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree)	Paid the fine	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

72

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 9, 2019	KFTC	KDMC	Fine of Won 8 million	Won 8 million	Violation of disclosure rules regarding corporate group status of five Taekwang group companies (Articles 11-4 and 69-2(1) of the MRFTA)	Paid the fine	—
Jan. 13, 2020	KFTC	SK Broadband	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	—	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market (Articles 7-1 and 16-1 of the MRFTA)	Submitted the implementation plan (approved by KFTC)	Implement the implementation plan
Oct. 22, 2020	KFTC	SK Broadband, Broadband Nowon	Correctional order (injunction and notice order); fine of Won 351 million	Won 351 million

1.  Unilateral change of fee payment criteria (provision of disadvantage)

2.  Coercion of purchase of thrift phones (coercion of purchase)

3.  Coercion of change of ownership of product (extortion of economic benefit)

(Article 23-1(4) of the MRFTA and Articles 7-1 and 9-1 of the Fair Agency Transactions Act)

						Filed an administrative proceeding	Improve work procedures to prevent errors in the future

73

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 29, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	On Apr. 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the KFTC decision (service of process delivered on Mar. 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences
Jan. 23, 2019	MSIT	3 affiliated system operators of Tbroad	Correctional order	—	Did not fulfill conditions for reauthorization, including carrying out network investment plans for 2017 (Article 99-1 of the Broadcasting Act)	Submitted correctional order implementation plan	Compliance with correctional order
Feb. 25, 2019	MSIT	SK Broadband	Correctional order; fine of Won 2.8 million (for violation of the TBA related to false statistical reports)	Won 2.8 million	Erroneous reporting of high-speed internet subscriber line data (Article 88-1, Article 92-1 and Article 104-5(17) of the TBA)	Submitted the correctional order implementation plan, including the plan for improvement of business practice	Paid the fine and complied with correctional order (improvement of business practice)
Mar. 15, 2019	Communication Office of the KCC	SK Broadband	Fine of Won 4.8 million (for violation of laws related to providing information transfer services	Won 4.8 million	Failed to establish procedures for service denial to spammers (Article 76 and Article 50-4 of Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree)	Implementation of plans to improve business procedures on transfer of advertising information; Paid the fine (Apr. 2019)	Improvement of work process on denial of services to spammers
June 26, 2019	KCC	SK Broadband	Correctional order (for infringing on user interests relating to the limit on cancelling subscription to high-speed Internet and bundled products)	—	Delayed, rejected and restricted cancellation of services without a just cause (Article 50-1 (5) of the TBA and Article 42 (1) Table 45 (b) 4 of its Enforcement Decree)	Public disclosure of correctional order; improvement of business practice; paid the fine (Won 165 million)	Paid the fine and complied with correctional order (improvement of business practice)

74

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 30, 2019	Public Procurement Service	SK Broadband	Three-month restriction from bidding in the public sector	—	Found to be colluding in the bidding process for a public sector line project from 2015 to 2017 (Article 76-1 of the Act on Contracts to which the State is a Party)	Administrative proceeding (main case) has been withdrawn, with a three-month restriction period from Apr. 17, 2020 - July 16, 2020	Conduct legal education regarding collusive bidding (July 1, 2019 - July 19, 2019) and implement measures to prevent recurrence, including the establishment of an internal reporting channel related to collusion and a fast-track system for legal advice on related matters
Dec. 9, 2019	MSIT	2 affiliated system operators of Tbroad	Correctional Order	—	Did not fulfill conditions for reauthorization, such as carrying out network investment plans for 2018 (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order
Jan. 15, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); fine of Won 79 million	Won 79 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Feb. 3, 2020); Paid the fine (Feb. 7, 2020)	Improve business procedures to prevent errors
Jan. 16, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); Fine of Won 13 million	Won 13 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Jan. 3, 2020); paid the fine (Feb. 10, 2020)	Improve business procedures to prevent errors
May 1, 2020	Central Radio Management Service	3 affiliated system operators of Tbroad	Fine of Won 6 million	Won 6 million (Won 2 million each for Namdong Broadcast, Saerom Broadcast and Seohai Broadcast)	Failed to submit monthly broadcasting results (Article 83 of the Broadcasting Act, Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

75

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 9, 2020	KCC	SK Broadband	Correctional order (improvement of relevant business practice); Fine of Won 251 million	Won 251 million	False, exaggerated or deceptive advertising that could potentially mislead users regarding key information about bundled products, such as component products, discount details and penalties, to induce subscription (Article 50-1(5) of the TBA, Article 42-1-Table 4-5-f of its Enforcement Decree and Article 3-1-d of Bundling Sales Prohibition Standards)	Plan to comply with the correctional order	Improvement of business practice; fine payment
Dec. 11, 2020	Central Radio Management Service	13 affiliated system operators of SK Broadband	Correctional order	—	Failure to distribute PP program fees, which was a condition for reauthorization (Article 99-1 of the Broadcasting Act)	—	Compliance with the correctional order
Dec. 21, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 101 million	Won 101 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2019 (Jan. 15, 2021); paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors
Dec. 21, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 11 million	Won 11 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted revised business report for FY2019 (Jan. 15, 2021); Paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors
Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

76

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 4 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the TBA)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system
June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)
Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the TBA)	Submitted the correctional order implementation plan	Compliance with the correctional order
Oct. 19, 2021	KCC; Communication office of the KCC	SK Broadband	Fine (Won 8 million)	Fine (Won 8 million)	Insufficient implementation of necessary measures for addressing service vulnerabilities and insufficient follow-up response to reports of spam messages, including insufficient implementation of sanctions against companies that engage in mass texting of spam messages (Act on Promotion of Information and Communications Network Utilization and Information and Article 50-4(4) of the Broadcasting Act)	Paid the fine (November 10, 2021)	Improvement of the measures for addressing service vulnerabilities
Dec. 14, 2021	Central Radio Management Service	9 affiliated system operators of SK Broadband	Correctional order	—	Failure to execute the local channel investment plan (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order
Dec. 30, 2021	MSIT	SK Broadband	Correctional order (resubmi-ssion of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 50 million	Won 50 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

77

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 30, 2021	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 500 million	Won 500 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

4. Material Events Subsequent to the Reporting Period

(1) On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022. The details related to the transfer are as follows:

Classification	Content
Business Transferee	SAPEON Korea
Date of business transfer	January 4, 2022
Business segment to be transferred	AI semiconductor business
Transfer value	Won 31.1 billion
Purpose of business transfer	Commercialization of AI semiconductor technology and improvement of management efficiency

(2) On January 20, 2022, the Board of Directors resolved to dispose the Company’s treasury shares as follows:

Classification	Content
Type and number of shares	413,080 common shares
Disposal price	Won 55,800 per share
Amount of disposal	Won 23,050 million
Period of disposal	January 24, 2022 - February 11, 2022
Purpose of disposal	Bonus payment
Method of disposal	Over-the-counter

78

(3) On February 24, 2022, the Board of Directors resolved to dispose the Company’s treasury shares as follows:

Classification	Content

Type and number of shares	7,598 common shares

Disposal price	Won 55,000 per share

Amount of disposal	Won 418 million

Period of disposal	February 25, 2022 - March 4, 2022

Purpose of disposal	Bonus payment

Method of disposal	Over-the-counter

79

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

BY:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: April 27, 2022

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

KPMG SAMJONG Accounting Corp. 152, Teheran-ro, Gangnam-gu, Seoul 06236 (Yeoksam-dong, Gangnam Finance Center 27th Floor) Republic of Korea	Tel +82 (2) 2112 0100 Fax +82 (2) 2112 0100 www.kr.kpmg.com

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2021 and 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 and Note 42, pursuant to the resolution of shareholders’ meeting held on October 12, 2021, the SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company will engage in managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments and the surviving company will continue to engage in the remaining businesses of SK Telecom Co., Ltd. and certain subsidiaries, primarily cellular and fixed-line telecommunications businesses. The spin-off businesses are presented as discontinued operations, and the comparative consolidated statements of income and comprehensive income have been re-presented to show the discontinued operations separately from continuing operations.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Revenue Recognition

As described in note 3 (23) and 4 (2) of the consolidated financial statements, the Group’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~10,100,368 million in 2021. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Group’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer billing statements, rating system information, subscriber contracts, and cash received, where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

2.	Evaluation of goodwill impairment for the fixed-line telecommunication services cash generating unit

As described in notes 3 (12) and 16 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. In the Group’s impairment test as of December 31, 2021, the Group does not expect the total carrying amount of the CGU will exceed the value in use (“VIU”) due to reasonably possible changes in certain assumptions. The amount of goodwill that is allocated to the fixed-line telecommunication services CGU is ~~W~~764,082 million as of December 31, 2021.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value in use (“VIU”). Determining the VIU of the fixed-line telecommunication services CGU involves significant judgments in estimating the expected future cash flows including the estimates of future operating revenue, perpetual growth rate and discount rate. We have identified the evaluation of goodwill impairment in the fixed-line telecommunication services CGU as a key audit matter due to the uncertainty of and the significance of the impact of assumptions applied in determining the recoverable amount.

The primary procedures we performed to address this key audit matter included:

•

Involving our internal valuation professionals to assist us in evaluating estimated future operating revenue and perpetual growth rate by comparison with industry reports as well as historical performance and evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

•

Performing sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•

Evaluating estimated operating revenue by comparison with the financial budgets approved by the Group and comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~	872,731	1,369,653
Short-term financial instruments	5,35,36		508,677	1,426,952
Short-term investment securities	10,35,36		5,010	150,392
Accounts receivable – trade, net	6,35,36,37		1,913,511	2,188,893
Short-term loans, net	6,35,36,37		70,817	97,464
Accounts receivable – other, net	6,35,36,37,38		548,362	979,044
Contract assets	8,36		76,698	100,606
Prepaid expenses	7		1,987,503	2,128,349
Prepaid income taxes	32		77	1,984
Derivative financial assets	22,35,36,39		30,110	8,704
Inventories, net	9		204,637	171,443
Non-current assets held for sale	41		8,734	—
Advanced payments and others	6,35,36		125,798	151,602

			6,352,665	8,775,086

Non-Current Assets:
Long-term financial instruments	5,35,36		375	893
Long-term investment securities	10,35,36		1,715,078	1,648,837
Investments in associates and joint ventures	12		2,197,351	14,354,113
Investment property, net	14		23,034	—
Property and equipment, net	13,15,37,38		12,871,259	13,377,077
Goodwill	11,16		2,072,493	3,357,524
Intangible assets, net	17		3,869,769	4,436,194
Long-term contract assets	8,36		41,580	47,675
Long-term loans, net	6,35,36,37		21,979	40,233
Long-term accounts receivable – other	6,35,36,37,38		275,238	332,803
Long-term prepaid expenses	7		1,069,148	1,063,711
Guarantee deposits	6,35,36,37		186,713	172,474
Long-term derivative financial assets	22,35,36,39		187,484	155,991
Deferred tax assets	32		128	105,088
Defined benefit assets	21		18,427	3,557
Other non-current assets	6,35,36		8,556	35,701

			24,558,612	39,131,871

Total Assets		~~W~~	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	35,36,37	~~W~~	190,559	372,909
Accounts payable – other	35,36,37		2,071,870	2,484,466
Withholdings	35,36,37		790,489	1,410,239
Contract liabilities	8		166,436	229,892
Accrued expenses	35,36		1,295,404	1,554,889
Income tax payable	32		192,221	219,766
Derivative financial liabilities	22,35,36,39		52	77
Provisions	20,40		61,656	69,363
Short-term borrowings	18,35,36,39		12,998	109,998
Current installments of long-term debt, net	18,35,36,39		1,430,324	939,237
Current installments of long-term payables – other	19,35,36,39		398,823	424,600
Lease liabilities	35,36,37,39		349,568	359,936
Other current liabilities			35	2,595

			6,960,435	8,177,967

Non-Current Liabilities:
Debentures, excluding current installments, net	18,35,36,39		7,037,424	7,690,169
Long-term borrowings, excluding current installments, net	18,35,36,39		353,122	1,979,261
Long-term payables – other	19,35,36,39		1,611,010	1,142,354
Long-term lease liabilities	35,36,37,39		1,184,714	1,076,841
Long-term contract liabilities	8		36,531	30,704
Defined benefit liabilities	21		13,157	154,944
Long-term derivative financial liabilities	22,35,36,39		321,084	375,083
Long-term provisions	20		65,339	81,514
Deferred tax liabilities	32		941,301	2,709,075
Other non-current liabilities	35,36,37		52,022	92,802

			11,615,704	15,332,747

Total Liabilities			18,576,139	23,510,714

Shareholders’ Equity:
Share capital	1,23		30,493	44,639
Capital surplus and others	11,23,24,25,26		(11,623,726)	677,203
Retained earnings	27		22,437,341	22,981,913
Reserves	28		735,238	40,139
Equity attributable to owners of the Parent Company			11,579,346	23,743,894
Non-controlling interests			755,792	652,349

Total Shareholders’ Equity			12,335,138	24,396,243

Total Liabilities and Shareholders’ Equity		~~W~~	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Continuing operations
Operating revenue:	4,37
Revenue		~~W~~	16,748,585	16,087,747

Operating expenses:	37
Labor			2,300,754	2,108,496
Commissions	7		5,426,114	5,103,012
Depreciation and amortization	4		3,672,555	3,664,665
Network interconnection			749,599	770,712
Leased lines			310,141	293,960
Advertising			233,401	272,091
Rent			140,418	171,179
Cost of goods sold			1,167,417	1,106,001
Others	29		1,361,024	1,349,053

			15,361,423	14,839,169

Operating profit	4		1,387,162	1,248,578
Finance income	4,31		155,133	140,685
Finance costs	4,31		(315,604)	(322,943)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,12		446,300	52,456
Other non-operating income	4,30		114,553	95,154
Other non-operating expenses	4,30		(69,353)	(308,712)

Profit before income tax	4		1,718,191	905,218
Income tax expense	32		446,796	221,262

Profit from continuing operations			1,271,395	683,956
Profit from discontinued operations, net of taxes	42		1,147,594	816,582

Profit for the year		~~W~~	2,418,989	1,500,538

Attributable to:
Owners of the Parent Company		~~W~~	2,407,523	1,504,352
Non-controlling interests			11,466	(3,814)
Earnings per share	33
Basic earnings per share (in won)		~~W~~	7,191	4,093
Basic earnings per share - continuing operations (in won)			3,614	1,741
Diluted earnings per share (in won)			7,187	4,092
Diluted earnings per share - continuing operations (in won)			3,613	1,741

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Profit for the year		~~W~~	2,418,989	1,500,538
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		16,374	(2,637)
Net change in other comprehensive income of investments in associates and joint ventures	12,28		4,796	271
Valuation gain on financial assets at fair value through other comprehensive income	28,31		920,871	579,678
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	12,28		356,503	(114,478)
Net change in unrealized fair value of derivatives	22,28,31		16,133	19,138
Foreign currency translation differences for foreign operations	28		47,515	(20,150)

Other comprehensive income for the year, net of taxes			1,362,192	461,822

Total comprehensive income		~~W~~	3,781,181	1,962,360

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	3,473,445	1,869,075
Non-controlling interests			307,736	93,285

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)
		Controlling interests
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit (loss) for the year			—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss)	12,21,22,28,31		—	—	(4,992)	369,715	364,723	97,099	461,822

			—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends	34		—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends	34		—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	26		—	179	—	—	179	1,256	1,435
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(426,664)	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries	11		—	97,207	—	—	97,207	696,872	794,079

			—	(329,278)	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243

Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year			—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income	12,21,22,28,31		—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

			—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends	34		—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends	34		—	—	(355,804)	—	(355,804)	—	(355,804)
Share option	26		—	75,498	—	—	75,498	12,124	87,622
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(76,111)	—	—	(76,111)	—	(76,111)
Disposal of treasury shares	24		—	57,017	—	—	57,017	—	57,017
Retirement of treasury shares	24		—	1,965,952	(1,965,952)	—	—	—	—
Changes from spin-off	42		(14,146)	(14,460,588)	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries	11		—	137,303	—	—	137,303	(4,435)	132,868

			(14,146)	(12,300,929)	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	2,418,989	1,500,538
Adjustments for income and expenses	39		3,473,779	4,256,654
Changes in assets and liabilities related to operating activities	39		(568,695)	302,458

			5,324,073	6,059,650
Interest received			37,403	41,832
Dividends received			327,906	166,019
Interest paid			(306,634)	(397,351)
Income tax paid			(351,469)	(48,274)

Net cash provided by operating activities			5,031,279	5,821,876

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			162,565	—
Decrease in short-term investment securities, net			32,544	17,684
Collection of short-term loans			137,196	77,114
Decrease in long-term financial instruments			343	99
Proceeds from disposals of long-term investment securities			78,261	46,065
Proceeds from disposals of investments in associates and joint ventures			100,634	2,715
Proceeds from disposals of property and equipment			61,425	102,526
Proceeds from disposals of intangible assets			14,618	39,654
Collection of long-term loans			4,166	4,608
Decrease in deposits			6,941	16,244
Proceeds from settlement of derivatives			1,495	845
Proceeds from disposals of subsidiaries			—	165
Cash inflow from business combinations, net			—	115,834
Cash inflow from transfers of business, net			—	5,395

			600,188	428,948
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(596,025)
Increase in short-term loans			(100,209)	(103,604)
Increase in long-term loans			(9,877)	(11,044)
Increase in long-term financial instruments			(21)	(2)
Acquisitions of long-term investment securities			(286,566)	(95,474)
Acquisitions of investments in associates and joint ventures			(222,765)	(170,292)
Acquisitions of property and equipment			(2,915,851)	(3,557,800)
Acquisitions of intangible assets			(392,588)	(129,976)
Increase in deposits			(51,274)	(12,175)
Cash outflow for business combinations, net			(107,226)	(2,958)

			(4,086,377)	(4,679,350)

Net cash used in investing activities		~~W~~	(3,486,189)	(4,250,402)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	76,375
Proceeds from issuance of debentures			873,245	1,420,962
Proceeds from long-term borrowings			350,000	1,947,848
Increase in financial liabilities at FVTPL			129,123	—
Cash inflows from settlement of derivatives			332	36,691
Transactions with non-controlling shareholders			444,124	17,766

			1,796,824	3,499,642
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(50,823)	—
Repayments of long-term payables – other			(426,267)	(428,100)
Repayments of debentures			(890,000)	(975,500)
Repayments of long-term borrowings			(286,868)	(1,950,874)
Payments of dividends			(1,028,520)	(742,136)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(431,674)	(412,666)
Acquisition of treasury shares			(76,111)	(426,664)
Cash outflows resulting from spin-off			(626,000)	—
Transactions with non-controlling shareholders			(19,406)	(6,515)

			(3,850,435)	(4,957,221)

Net cash used in financing activities			(2,053,611)	(1,457,579)

Net increase (decrease) in cash and cash equivalents			(508,521)	113,895
Cash and cash equivalents at beginning of the year			1,369,653	1,270,824
Effects of exchange rate changes on cash and cash equivalents			11,599	(15,066)

Cash and cash equivalents at end of the year		~~W~~	872,731	1,369,653

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2021, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.00
National Pension Service	21,076,493	9.63
Institutional investors and other shareholders	126,990,775	58.04
Kakao Corp.	3,846,487	1.76
Treasury shares	1,250,992	0.57

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments. (See note 42)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2021 and 2020 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
		Islands
	Atlas Investment	Cayman	Investment association	100.0	100.0
		Islands
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	—	52.1
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication services, system software development and supply services	—	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	—	80.3
	DREAMUS COMPANY(*2)	Korea	Manufacturing digital audio players and other portable media devices	—	51.4
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	Korea	Information security and unmanned security service	—	62.6
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*2)	Switzerland	Quantum information and communications service	—	68.1
	SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)(*2)	USA	Investment	—	100.0
	FSK L&S Co., Ltd.(*2)	Korea	Freight and logistics consulting business	—	60.0
	Incross Co., Ltd.(*2)	Korea	Media representative business	—	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*3)	Korea	Cable broadcasting services	100.0	55.0
	T map Mobility Co., Ltd.(*2)	Korea	Mobility business	—	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2021 and 2020 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
Subsidiaries owned by SK Planet Co., Ltd.(*2)	SK m&service Co., Ltd.	Korea	Database and Internet website service	—	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	—	100.0
	SKP America LLC.	USA	Digital contents sourcing service	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	—	59.0
Subsidiaries owned by DREAMUS COMPANY(*2)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	—	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	—	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	—	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	—	100.0
Subsidiaries owned by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	—	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	—	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.(*2)	Korea	Production and supply services of broadcasting programs	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA(*2)	Id Quantique LLC	Korea	Quantum information and communications service	—	100.0
Subsidiaries owned by FSK L&S Co., Ltd.(*2)	FSK L&S (Shanghai) Co., Ltd.	China	Logistics business	—	66.0
	FSK L&S (Hungary) Co., Ltd.	Hungary	Logistics business	—	100.0
	FSK L&S VIETNAM COMPANY LIMITED	Vietnam	Logistics business	—	100.0
Subsidiaries owned by Incross Co., Ltd.(*2)	Infra Communications Co., Ltd.	Korea	Service operation	—	100.0
	Mindknock Co., Ltd.	Korea	Software development	—	100.0
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0
		Islands

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2021 and 2020 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for year ended December 31, 2021 are presented in note 1-(4).
(*3)	The Parent Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.
(*4)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307
T map Mobility Co., Ltd.		170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd. and two other subsidiaries of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
Studio Dolphin Co., Ltd.	Acquired by DREAMUS COMPANY
Media S Co., Ltd.	Established by SK Broadband Co., Ltd.
FSK L&S (Jiangsu) Co., Ltd.	Established by FSK L&S Co., Ltd.
Rokmedia Co., Ltd.	Acquired by One Store Co., Ltd.
YLP Inc.	Acquired by T map Mobility Co., Ltd.
GOOD SERVICE Co., Ltd.	Acquired by T map Mobility Co., Ltd.
CAPS America, Inc.	Established by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries, Continued

2)	The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
ADT CAPS Co., Ltd.	Merged into SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd., at the time of merger, SK Infosec Co., Ltd.)
One Store Co., Ltd.	Transferred to spin-off company
SK Planet Co., Ltd.	Transferred to spin-off company
Eleven Street Co., Ltd.	Transferred to spin-off company
DREAMUS COMPANY	Transferred to spin-off company
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	Transferred to spin-off company
id Quantique SA	Transferred to spin-off company
SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)	Transferred to spin-off company
FSK L&S Co., Ltd.	Transferred to spin-off company
Incross Co., Ltd.	Transferred to spin-off company
T map Mobility Co., Ltd.	Transferred to spin-off company
Rokmedia Co., Ltd.	Transferred to spin-off company
SK m&service Co., Ltd.	Transferred to spin-off company
SK Planet Global Holdings Pte. Ltd.	Transferred to spin-off company
SKP America LLC.	Transferred to spin-off company
K-net Culture and Contents Venture Fund	Transferred to spin-off company
iriver Enterprise Ltd.	Transferred to spin-off company
iriver China Co., Ltd.	Transferred to spin-off company
Dongguan iriver Electronics Co., Ltd.	Transferred to spin-off company
LIFE DESIGN COMPANY Inc.	Transferred to spin-off company
Studio Dolphin Co., Ltd.	Transferred to spin-off company
SKinfosec Information Technology(Wuxi) Co., Ltd.	Transferred to spin-off company
CAPSTEC Co., Ltd.	Transferred to spin-off company
CAPS America, Inc.	Transferred to spin-off company
Id Quantique LLC	Transferred to spin-off company
FSK L&S (Shanghai) Co., Ltd.	Transferred to spin-off company
FSK L&S (Hungary) Co., Ltd.	Transferred to spin-off company
FSK L&S VIETNAM COMPANY LIMITED	Transferred to spin-off company
FSK L&S (Jiangsu) Co., Ltd.	Transferred to spin-off company
Infra Communications Co., Ltd.	Transferred to spin-off company
Mindknock Co., Ltd.	Transferred to spin-off company
YLP Inc.	Transferred to spin-off company
GOOD SERVICE Co., Ltd.	Transferred to spin-off company

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		24.9

	As of December 31, 2021
Current assets	~~W~~	1,208,535
Non-current assets		4,762,970
Current liabilities		(1,410,823)
Non-current liabilities		(1,681,014)
Net assets		2,879,668
Fair value adjustment and others		(23,000)
Net assets on the consolidated financial statements		2,856,668
Carrying amount of non-controlling interests		725,540

	2021
Revenue	~~W~~	4,058,997
Profit for the year		213,468
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		213,468
Total comprehensive income		224,107
Profit attributable to non-controlling interests		53,645
Net cash provided by operating activities	~~W~~	1,064,638
Net cash used in investing activities		(624,191)
Net cash used in financing activities		(237,241)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		203,147
Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests for the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 8, 2022, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2022.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 7), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit liabilities (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 32).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K- IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when the basis of determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform (“IBOR reform”), the Group updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•

when the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform, the exception permits the hedge relationship to be continued while the Group amends the hedge documentation of that hedging relationship to reflect the changes required by IBOR reform.

These amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

Meanwhile, as described in note 42, the Parent Company carried out spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied K-IFRS No. 1105, Non-current assets held for sale and discontinued operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative consolidated statements of income and comprehensive income have been re-presented to show the discontinued operations separately from continuing operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition- related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and K-IFRS No. 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra- group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4)	Derecognition

Financial	assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.9 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	As a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

2)	As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub- lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(23)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(28)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2021. The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037).

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K- IFRS No. 1012)

•	COVID-19-Related Rent Concessions beyond 30 June, 2021 (Amendment to K-IFRS No. 1116).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Annual Improvements to K-IFRS Standards 2018-2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to K-IFRS No. 1001).

•	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Continuing operations
	Cellular services		Fixed-line telecommu- nication services	Others(*)	Sub-total	Adjustments	Total	Discontinued operations
Total revenue	~~W~~	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	(44,605)	1,387,162	12,325
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Other non-operating income and expense, net							45,200	60,680
Profit before income tax							1,718,191	1,352,746

(In millions of won)
	2020
	Continuing operations
	Cellular services		Fixed-line telecommu- nication services	Others(*)	Sub-total	Adjustments	Total	Discontinued operations
Total revenue	~~W~~	13,853,274	4,467,863	317,065	18,638,202	(2,550,455)	16,087,747	3,015,563
Inter-segment revenue		1,505,311	1,035,645	9,499	2,550,455	(2,550,455)	—	478,659
External revenue		12,347,963	3,432,218	307,566	16,087,747	—	16,087,747	2,536,904
Depreciation and amortization		2,892,460	874,562	10,675	3,777,697	(113,032)	3,664,665	326,417
Operating profit (loss)		1,031,887	258,973	645	1,291,505	(42,927)	1,248,578	100,746
Finance income and costs, net							(182,258)	(73,739)
Gain relating to investments in subsidiaries, associates and joint ventures, net							52,456	975,947
Other non-operating income and expense, net							(213,558)	(31,132)
Profit before income tax							905,218	971,822

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*)

The Parent Company carried out spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group has restated the previously reported segment information for the year ended December 31, 2020 to reflect reclassification of operating segments due to spin-off.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2021 and 2020.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2021		2020
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	959,932	983,431
Fixed-line telecommunication revenue	Goods		105,340	90,692
Other revenue	Others(*2)		328,328	284,221

			1,393,600	1,358,344

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,100,368	9,806,719
	Cellular interconnection		493,820	472,215
	Other(*4)		1,164,353	1,085,598
Fixed-line telecommunication revenue	Fixed-line service		217,000	230,401
	Cellular interconnection		69,769	83,762
	Internet Protocol Television(*5)		1,786,765	1,606,740
	International calls		162,379	160,293
	Internet service and miscellaneous(*6)		1,336,453	1,260,330
Other revenue	Miscellaneous		24,078	23,345

			15,354,985	14,729,403

Discontinued operations			2,383,083	2,536,904

		~~W~~	19,131,668	18,624,651

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use, and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2021 and 2020 are summarized as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Short-term financial instruments(*)	~~W~~	79,500	98,057
Long-term financial instruments(*)		372	890

	~~W~~	79,872	98,947

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2021, the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~ 459,959 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~ 517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Beginning balance		Impairment(*1)	Write-offs(*2)	Collection of receivables previously written-off	Business combination	Spin-off	Ending balance
2021	~~W~~	264,498	31,546	(65,852)	14,565	878	(6,754)	238,881
2020	~~W~~	249,501	48,625	(48,278)	12,771	1,879	—	264,498

(*1) Includes amounts related to discontinued operations.

(*2)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2021 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.06%	76.34%	86.51%	99.92%
	Gross amount	~~W~~	1,364,899	46,399	132,810	26,540
	Loss allowance		28,102	35,422	114,891	26,519

Other revenue	Expected credit loss rate		2.44%	43.30%	70.77%	89.19%
	Gross amount	~~W~~	565,378	1,150	6,192	17,130
	Loss allowance		13,789	498	4,382	15,278

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed- line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,886,680	2,016,570
Others		100,823	111,779

	~~W~~	1,987,503	2,128,349

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	977,236	982,952
Others		91,912	80,759

	~~W~~	1,069,148	1,063,711

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Amortization recognized(*)	~~W~~	2,634,134	2,418,947

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	118,278	148,281
Contract liabilities:
Wireless service contracts		18,397	22,026
Customer loyalty programs		12,699	16,709
Fixed-line service contracts		118,600	106,916
Security services		—	30,597
Others		53,271	84,348

	~~W~~	202,967	260,596

(2)

The amount of revenue recognized for the years ended December 31, 2021 and 2020 related to the contract liabilities carried forward from the prior periods are ~~W~~185,515 million and ~~W~~142,144 million, respectively, those amounts include profit or loss from discontinued operations. Details of revenue expected to be recognized from contract liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,397	—	—	18,397
Customer loyalty programs		10,650	1,399	650	12,699
Fixed-line service contracts		91,143	11,981	15,401	118,525
Others		46,246	2,828	4,272	53,346

	~~W~~	166,436	16,208	20,323	202,967

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

9.	Inventories

(1)	Details of inventories as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021				December 31, 2020
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	204,545	(3,419)	201,126	172,762	(10,566)	162,196
Finished goods		—	—	—	3,730	(1,879)	1,851
Work in process		—	—	—	2,579	(818)	1,761
Raw materials		—	—	—	11,921	(6,905)	5,016
Supplies		3,511	—	3,511	619	—	619

	~~W~~	208,056	(3,419)	204,637	191,611	(20,168)	171,443

(2)

Inventories recognized as operating expenses for the years ended December 31, 2021 and 2020 are ~~W~~1,417,339 million and ~~W~~1,385,016 million, respectively, which are included in the cost of goods sold. In addition, reversal of valuation losses on inventories and valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~3,287 million and ~~W~~418 million for the years ended December 31, 2021 and 2020, respectively. Write-downs included in other operating expenses for the years ended December 31, 2021 and 2020 are ~~W~~3,516 million and ~~W~~364 million, respectively. Those amounts include profit or loss from discontinued operations.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	5,010	150,392

(2)	Details of long-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Equity instruments	FVOCI(*)	~~W~~	1,510,428	1,454,361
	FVTPL		57,830	67,833

			1,568,258	1,522,194
Debt instruments	FVOCI		1,177	1,080
	FVTPL		145,643	125,563

			146,820	126,643

		~~W~~	1,715,078	1,648,837

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2021 and 2020 are ~~W~~1,510,428 million and ~~W~~1,454,361 million, respectively. Meanwhile, some of treasury shares held by the Parent Company have been reissued as common shares of SK Square Co., Ltd. amounted to ~~W~~35,037 million due to spin-off, and the Parent Company has designated the investments in equity instruments at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations

(1)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to spin-off company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by DREAMUS COMPANY:

DREAMUS COMPANY obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of ~~W~~245 million and net loss of ~~W~~304 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I-II)	~~W~~	1,465

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 168,012 shares(100%) of YLP Inc. during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of ~~W~~20,488 million and net loss of ~~W~~1,632 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I-II)	~~W~~	69,516

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control by acquiring 60,000 shares(100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of ~~W~~10,915 million and net profit of ~~W~~1,066 million and the amounts are included in profit or loss from discontinued operation.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I-II)	~~W~~	33,641

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of ~~W~~1,063 million and net profit of ~~W~~621 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i) Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I-II)	~~W~~	4,844

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(2)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020.

The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~16,294,243 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability(*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

		777,492

III. Goodwill (I-II)	~~W~~	405,639

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

(*1)

The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)

Identifiable intangible assets recognized by the Group in the business combination included customer relationships measured at fair value on the acquisition date of ~~W~~374,019 million. Fair value of the customer relationship was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Siginificant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationship	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•  The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•  The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. for the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million, and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase(I-II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company before spin-off, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business for the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash for the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

4)	Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd., a subsidiary of the Parent Company before spin-off, merged with Life & Security Holdings Co., Ltd. to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2021 and 2020 are as follows:

(In millions of won)
		December 31, 2021			December 31, 2020
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	793,754	27.3	~~W~~	555,133
Korea IT Fund(*1)	Korea	63.3		339,976	63.3		323,294
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		349,866	15.0		314,930
SK Telecom CS T1 Co., Ltd.(*3)	Korea	—		—	54.9		53,010
NanoEnTek, Inc.(*3)	Korea	—		—	28.4		43,190
UniSK	China	49.0		19,156	49.0		15,700
SK Technology Innovation Company	Cayman Islands	49.0		86,301	49.0		41,579
SK MENA Investment B.V.	Netherlands	32.1		15,343	32.1		14,043
SK hynix Inc.(*3)	Korea	—		—	20.1		12,251,861
SK Latin America Investment S.A.	Spain	32.1		14,004	32.1		13,930
Grab Geo Holdings PTE. LTD.(*3)	Singapore	—		—	30.0		30,063
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		348,782	20.0		311,990
Pacific Telecom Inc.(*2)	USA	15.0		43,789	15.0		39,723
S.M. Culture & Contents Co., Ltd.(*4)	Korea	23.1		60,261	23.3		62,248
Content Wavve Co., Ltd.(*3)	Korea	—		—	30.0		75,803
Hello Nature Co., Ltd.(*3)	Korea	—		—	49.9		11,969
Digital Games International Pte. Ltd.	Singapore	33.3		2,208	33.3		6,449
Invites Healthcare Co., Ltd.(*5)	Korea	27.1		26,474	43.5		25,536
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,525	27.3		10,902
NANO-X IMAGING LTD.(*3)	Israel	—		—	5.6		28,484
Home Choice Corp.(*2)	Korea	17.8		3,052	17.8		3,585
Carrot General Insurance Co., Ltd.(*6)	Korea	—		—	21.4		13,469
12CM JAPAN and others(*2,3,7)	—	—		72,605	—		65,750

				2,188,096			14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	—		—	50.0		15,071
Finnq Co., Ltd. (*8)	Korea	49.0		7,255	49.0		13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*3)	USA	—		—	50.0		5,850
NEXTGEN ORCHESTRATION, LLC(*3)	USA	—		—	50.0		1,600
Techmaker GmbH(*3)	Germany	—		—	50.0		5,609
UTC Kakao-SK Telecom ESG Fund(*8,9)	Korea	48.2		2,000	—		—

				9,255			41,472

			~~W~~	2,197,351		~~W~~	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2021 and 2020 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	Investments in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021.
(*4)	The ownership interest has changed from 23.3% to 23.1% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the year ended December 31, 2021.
(*5)

The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. for the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the year ended December 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*6)

The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 41)

(*7)

The Group disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the year ended December 31, 2021. Meanwhile, the Group recognized ~~W~~174 million of impairment loss for the investments in TreePay Co. Ltd., for the year ended December 31, 2021.

(*8)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*9) The Group newly invested ~~W~~2,000 million in cash for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.(*)	~~W~~	—	—	—	8,620	7,600,649	65,518
SK hynix Inc.(*)		—	—	—	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co.,Ltd.		4,485	22,033,898	98,822	1,630	22,033,898	35,915
NANO-X IMAGING LTD.(*)		—	—	—	49,678 (USD 45.66)	2,607,466	129,534

(*)	Investments in NanoEnTek, Inc., SK hynix Inc. and NANO-X IMAGING LTD. were transferred to the spin-off company for the year ended December 31, 2021.

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	KEB HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(4)	There are no significant joint ventures as of December 31, 2021, the condensed financial information of significant joint ventures as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
KEB HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*1)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*1)		1,743,908	20.0	348,782	—	348,782

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance
Investments in associates:
SK China Company Ltd.(*1)	~~W~~	555,133	—	274,066	95,696	(131,141)	—	793,754
Korea IT Fund(*1)		323,294	—	31,734	(4,336)	(10,716)	—	339,976
KEB HanaCard Co., Ltd.		314,930	—	35,057	(121)	—	—	349,866
SK Telecom CS T1 Co., Ltd.(*2)		53,010	4,888	(8,769)	(575)	—	(48,554)	—
NanoEnTek, Inc.(*2)		43,190	—	1,836	(86)	—	(44,940)	—
UniSK		15,700	—	1,475	1,981	—	—	19,156
SK Technology Innovation Company		41,579	—	39,256	5,466	—	—	86,301
SK MENA Investment B.V.		14,043	—	2	1,298	—	—	15,343
SK hynix Inc.(*1,2)		12,251,861	19,482	1,542,757	197,473	(170,937)	(13,840,636)	—
SK Latin America Investment S.A.		13,930	—	(49)	123	—	—	14,004
Grab Geo Holdings PTE. LTD.(*2)		30,063	—	—	—	—	(30,063)	—
SK South East Asia Investment Pte. Ltd.		311,990	—	(18,218)	55,010	—	—	348,782
Pacific Telecom Inc.		39,723	—	1,598	2,468	—	—	43,789
S.M. Culture & Contents Co., Ltd.		62,248	144	(2,484)	353	—	—	60,261
Contents Wavve Co., Ltd.(*2)		75,803	100,000	(20,716)	—	—	(155,087)	—
Hello Nature Co., Ltd.(*2,3)		11,969	9,980	(10,899)	(1)	(1,730)	(9,319)	—
Digital Games International Pte. Ltd.		6,449	—	(4,529)	288	—	—	2,208
Invites Healthcare Co., Ltd.		25,536	7,000	(5,968)	(94)	—	—	26,474
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,759	—	(136)	—	12,525
NANO-X IMAGING LTD.(*2)		28,484	(47)	(2,049)	—	2,437	(28,825)	—
Home Choice Corp.		3,585	—	(533)	—	—	—	3,052
Carrot General Insurance Co., Ltd.(*4)		13,469	12,289	(6,666)	(358)	(8,734)	(10,000)	—
Bertis Inc.(*2)		—	15,739	(423)	—	—	(15,316)	—
UT LLC(*2)		—	86,319	(7,773)	—	—	(78,546)	—
SPARKPLUS Co., Ltd.(*2)		—	34,166	—	—	—	(34,166)	—
12CM JAPAN and others(*2,5)		65,750	9,038	(2,869)	7,693	(1,624)	(5,383)	72,605

		14,312,641	298,998	1,837,595	362,278	(322,581)	(14,300,835)	2,188,096

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,071	—	(6,990)	(1,447)	—	(6,634)	—
Finnq Co., Ltd.		13,342	—	(5,969)	(118)	—	—	7,255
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		5,850	9,048	(1,276)	—	892	(14,514)	—
NEXTGEN ORCHESTRATION, LLC(*2)		1,600	—	—	—	142	(1,742)	—
Techmaker GmbH(*2)		5,609	—	(94)	145	—	(5,660)	—
WAVVE Americas Inc. (Formerly, Korea Content Platform, Inc.)(*2)		—	30,191	(14)	—	598	(30,775)	—
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	—	2,000

		41,472	41,239	(14,343)	(1,420)	1,632	(59,325)	9,255

	~~W~~	14,354,113	340,237	1,823,252	360,858	(320,949)	(14,360,160)	2,197,351

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2021.
(*2)

Investment in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021. In addition, profit or loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2021.
(*4)

The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the investments in Carrot General Insurance Co., Ltd. amounting to ~~W~~8,734 million as non-current assets held for sale. (See note 41) Meanwhile, the investment in Carrot General Insurance Co., Ltd. amounting to ~~W~~10,000 million owned by T map Mobility Co., Ltd., a subsidiary of the Parent Company before spin-off, were transferred to the spin-off company for the year ended December 31, 2021.

(*5)

The acquisition for the year ended December 31, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~687 million of cash investment in WALDEN SKT VENTURE FUND and ~~W~~3,000 million of cash investment in Smart SKT Infinitum Game Fund and ~~W~~1,600 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the year ended December 31, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.(*2)		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.(*2)		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1,2)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.(*2)		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Contents Wavve Co., Ltd.(*2)		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2,3)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*2,4)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (*5)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*2,6)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC(*2)		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH(*2)		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	~~W~~	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2020.
(*2)	Profit and loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.
(*3)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.
(*4)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.
(*5)	~~W~~13,200 million of preferred shares of Carrot General Insurance Co., Ltd. were converted to common shares for the year ended December 31, 2020.
(*6)

The acquisitions for the year ended December 31, 2020 include ~~W~~1,600 million of cash investment in Laguna Dynamic Game Contents Fund and ~~W~~1,342 million of cash investment in KDX Korea Data Exchange and ~~W~~708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2021 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2021		Cumulative loss	2021	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	6,143	8,543	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,167)	5,780	—	(124)

	~~W~~	976	14,323	—	(124)

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	972,800	—	—	972,800
Buildings		1,692,239	(897,336)	(450)	794,453
Structures		922,637	(629,757)	(1,601)	291,279
Machinery		35,770,485	(27,771,040)	(1,518)	7,997,927
Other		1,718,337	(1,230,128)	(493)	487,716
Right-of-use assets		2,229,945	(669,389)	(1,223)	1,559,333
Construction in progress		767,751	—	—	767,751

	~~W~~	44,074,194	(31,197,650)	(5,285)	12,871,259

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	~~W~~	44,520,534	(31,124,448)	(19,009)	13,377,077

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment(*2)	Business combina- tion(*3)	Spin-off	Ending balance
Land	~~W~~	1,039,323	634	(21,557)	24,789	—	—	—	(70,389)	972,800
Buildings		858,606	3,919	(9,706)	47,612	(55,818)	—	639	(50,799)	794,453
Structures		317,403	2,482	(6,124)	16,546	(37,968)	—	—	(1,060)	291,279
Machinery		8,376,212	593,225	(44,477)	1,816,003	(2,394,351)	(1,054)	—	(347,631)	7,997,927
Other		653,616	830,277	(2,286)	(607,271)	(180,980)	(495)	193	(205,338)	487,716
Right-of-use assets		1,472,035	672,723	(60,159)	(9,610)	(433,970)	(1,223)	507	(80,970)	1,559,333
Construction in progress		659,882	1,695,316	(1,071)	(1,554,047)	—	—	—	(32,329)	767,751

	~~W~~	13,377,077	3,798,576	(145,380)	(265,978)	(3,103,087)	(2,772)	1,339	(788,516)	12,871,259

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2021.
(*3)	Includes assets from the acquisition of YLP Inc. and another company by T map Mobility Co., Ltd. and from the acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment(*2)	Business combina- tion(*3)	Ending balance
Land	~~W~~	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	~~W~~	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2020.
(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Investment Property

(1)	Investment property as of December 31, 2021 is as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	6,071	—	6,071
Buildings		21,021	(13,668)	7,353
Right-of-use assets		12,577	(2,967)	9,610

	~~W~~	39,669	(16,635)	23,034

(2)	Changes in Investment property for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Beginning balance	~~W~~	—
Transfer		23,034

Ending balance	~~W~~	23,034

(3)	The Group recognized lease income of ~~W~~5,036 million for the year ended December 31, 2021 from investment property.

(4)	The fair value of investment property is ~~W~~66,128 million as of December 31, 2021.

15.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,392,925	1,269,753
Others		166,408	202,282

	~~W~~	1,559,333	1,472,035

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Lease, Continued

(1)	As a lessee, Continued

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	2021		2020
Depreciation of right-of-use assets(*):
Land, buildings and structures	~~W~~	338,304	347,166
Others		95,666	89,065

	~~W~~	433,970	436,231

Interest expense on lease liabilities(*)	~~W~~	23,998	22,976
Expenses related to short-term leases(*)		25,435	20,193
Expenses related to leases of low-value assets except for short-term leases(*)		3,772	3,297

(*)	Includes amounts related to discontinued operations.

3)

The total cash outflows due to lease payments for the years ended December 31, 2021 and 2020 amounted to ~~W~~484,879 million and ~~W~~459,132 million, respectively, those amounts include cash flows from discontinued operations.

(2)	As a lessor

1)	Finance lease

The Group recognized interest income of ~~W~~2,053 million and ~~W~~2,223 million on lease receivables for the years ended December 31, 2021 and 2020, respectively, those amounts include profit or loss from discontinued operations.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	22,497
1 ~ 2 years		11,124
2 ~ 3 years		10,425
3 ~ 4 years		3,619
4 ~ 5 years		58
More than 5 years		6

Undiscounted lease payments	~~W~~	47,729

Unrealized finance income		867
Net investment in the lease		46,862

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Lease, Continued

(2)	As a lessor, Continued

2)	Operating lease

The Group recognized lease income of ~~W~~230,140 million and ~~W~~238,545 million for the years ended December 31, 2021 and 2020, respectively, of which variable lease payments received are ~~W~~17,686 million and ~~W~~21,715 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	170,575
1 ~ 2 years		113,524
2 ~ 3 years		51,433
3 ~ 4 years		1,409
4 ~ 5 years		808
More than 5 years		1,935

	~~W~~	339,684

16.	Goodwill

(1)	Goodwill as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.(*)		—	1,155,037
Other goodwill(*)		2,175	132,169

	~~W~~	2,072,493	3,357,524

(*)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2021 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.6% (2020: 6.3%) (pre-tax annual discount rate: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.5% (2020: (-)0.2%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 7.1% (2020: 6.9%) (pre-tax annual discount rate: 9.2%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2020: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(3)	Details of the changes in goodwill for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	3,357,524	2,949,530
Acquisition(*)		111,928	408,531
Impairment loss		—	(519)
Other		(43)	(18)
Spin-off		(1,396,916)	—

Ending balance	~~W~~	2,072,493	3,357,524

(*)

It consists of goodwill recognized as T map Mobility Co., Ltd.’s acquisition of YLP Inc. and another company, goodwill recognized as DREAMUS COMPANY’s acquisition of Studio Dolphin Co., Ltd. and goodwill recognized from One Store Co., Ltd.’s acquisition of Rokmedia Co., Ltd. for the year ended December 31, 2021. (See Note 11)

As of December 31, 2021 and 2020, accumulated impairment losses are ~~W~~33,441 million and ~~W~~68,832 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		48,318	(45,586)	—	2,732
Industrial rights		92,332	(36,342)	(36)	55,954
Development costs		34,393	(34,193)	—	200
Facility usage rights		156,062	(138,188)	—	17,874
Customer relations		507,581	(180,324)	—	327,257
Club memberships(*2)		113,300	—	(24,806)	88,494
Brands(*2)		—	—	—	—
Other(*3)		4,347,971	(3,524,002)	(6,400)	817,569

	~~W~~	12,521,692	(8,434,681)	(217,242)	3,869,769

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		50,503	(45,783)	—	4,720
Industrial rights		116,889	(45,300)	(147)	71,442
Development costs		67,989	(54,771)	(3,854)	9,364
Facility usage rights		159,865	(137,985)	—	21,880
Customer relations		1,091,146	(171,283)	—	919,863
Club memberships(*2)		139,349	—	(32,484)	106,865
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,604,077	(3,586,596)	(22,282)	995,199

	~~W~~	12,814,796	(8,121,447)	(257,155)	4,436,194

(*1)

The Group was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Group at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment. For the year ended December 31, 2020, the Parent Company recognized an impairment loss of ~~W~~12,388 million for the portion of 800 MHz frequency usage rights used for 2G service as ICT approved the termination of 2G service. Meanwhile, for the year ended December 31, 2020, the Parent Company recognized an impairment loss of ~~W~~186,000 million for the 28GHz frequency usage rights as the carrying value exceeded the recoverable amount.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization (*1)	Reversal (Impairment) (*2)	Business Combination(*3)	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	—	2,559,689
Land usage rights		4,720	175	(76)	—	(2,087)	—	—	—	2,732
Industrial rights		71,442	5,158	(8)	390	(6,377)	(36)	—	(14,615)	55,954
Development costs		9,364	1,279	(150)	—	(3,210)	—	—	(7,083)	200
Facility usage rights		21,880	1,690	(21)	328	(6,003)	—	—	—	17,874
Customer relations		919,863	4,854	(461)	—	(53,342)	—	4,705	(548,362)	327,257
Club memberships		106,865	6,518	(9,925)	—	—	653	—	(15,617)	88,494
Brands		374,096	—	—	—	—	—	—	(374,096)	—
Other		995,199	80,713	(4,580)	276,890	(421,213)	(111)	5,059	(114,388)	817,569

	~~W~~	4,436,194	1,246,386	(15,221)	277,608	(1,011,307)	506	9,764	(1,074,161)	3,869,769

(*1)	Includes amounts related to discontinued operations.
(*2)

The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~147 million as impairment loss and ~~W~~653 million as reversal of impairment loss, respectively, for the year ended December 31, 2021.

(*3)	Includes assets from the acquisition of YLP Co., Ltd. and another company by T map Mobility Co., Ltd., and Rokmedia Co., Ltd. by One Store Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization (*1)	Impairment (*1,2)	Business Combination(*3)	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights		66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs		11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights		25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations		591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships		80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*4)		374,096	—	—	—	—	—	—	374,096
Other		1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	~~W~~	4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~206,569 million as impairment loss for the year ended December 31, 2020.
(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*4)	Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Research and development costs expensed as incurred(*)	~~W~~	406,672	416,445

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	197,620	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		520,100	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		607,090	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		390,882	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		833,034	5G service	Apr. 2019	Nov. 2028
28GHz license		10,963	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,559,689

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2021		December 31, 2020
Short-term borrowings	Citibank	2.45	~~W~~	—	50,000
	KEB Hana Bank(*1,3)	FTP 1M +1.01		—	27,000
	KEB Hana Bank(*2,3)	6M financial I(bank) + 1.59		—	5,000
	Shinhan Bank(*2,3)	6M financial I(bank) + 1.35		—	15,000
	Hana Financial Investment Co., Ltd.	4.20		4,642	4,642
	DB Financial Investment Co., Ltd.	4.00		2,785	2,785
	Shinhan Financial Investment Co., Ltd.	4.20		5,571	5,571

			~~W~~	12,998	109,998

(*1)	1M FTP rate is 1.14% as of December 31, 2020.
(*2)	6M financial I(bank) rate is 0.92% as of December 31, 2020.
(*3)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2021		December 31, 2020
Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021	~~W~~	—	12,250
Korea Development Bank(*1,2)	3M CD + 0.71	Dec. 21, 2022		12,500	25,000
Korea Development Bank(*3)	1.87	Feb. 10, 2026		50,000	—
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		25,000	37,500
Export Kreditnamnden(*5)	1.70	Apr. 29, 2022		6,746	18,726
				(USD 5,690)	(USD 17,211)
Shinhan Bank and others(*6)	3.20	Oct. 5, 2025		—	1,950,000
UBS(*6)	0.00	Mar. 28, 2025			617
				—	(CHF 500)
FAE(*6)	0.00	May 7, 2025			617
				—	(CHF 500)
Mizuho bank, Ltd.	1.35	May 20, 2024		100,000	—
DBS bank Ltd.	1.32	May 28, 2024		200,000	—

				394,246	2,044,710
Less present value discount				(59)	(15,786)

				394,187	2,028,924
Less current installments				(41,065)	(49,663)

			~~W~~	353,122	1,979,261

(*1)	3M CD rate are 1.29% and 0.66% as of December 31, 2021 and 2020, respectively.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*5)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.
(*6)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured corporate bonds	Operating fund	2021	4.22	~~W~~	—	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		—	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80		—	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2021	1.71		—	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		—	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		—	100,000
Unsecured corporate bonds		2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	180,000
Unsecured corporate bonds		2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	120,000
Unsecured corporate bonds		2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	Refinancing fund	2024	1.17	80,000	—
Unsecured corporate bonds		2026	1.39	80,000	—
Unsecured corporate bonds		2031	1.80	50,000	—
Unsecured corporate bonds		2041	1.89	100,000	—
Unsecured corporate bonds	Refinancing fund	2024	2.47	90,000	—
Unsecured corporate bonds		2026	2.69	70,000	—
Unsecured corporate bonds		2041	2.68	40,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	—	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)		2021	2.59	—	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)	Refinancing fund	2024	1.69	100,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,168
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,100
Unsecured global bonds	Operating fund	2027	6.63	474,200	435,200
				(USD 400,000)	(USD 400,000)
Unsecured global bonds		2023	3.75	592,750	544,000
				(USD 500,000)	(USD 500,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	355,650 (USD 300,000)	326,400 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91	355,650 (USD 300,000)	326,400 (USD 300,000)

				8,448,250	8,606,782
Less discounts on bonds				(21,567)	(27,039)

				8,426,683	8,579,743
Less current installments of bonds				(1,389,259)	(889,574)

				7,037,424	7,690,169

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Transferred to the spin-off company for the year ended December 31, 2021.
(*3)	3M LIBOR rates are 0.21% and 0.24% as of December 31, 2021 and 2020, respectively.

19.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Payables related to acquisition of frequency usage rights	~~W~~	1,611,010	1,141,723
Other		—	631

	~~W~~	1,611,010	1,142,354

(2)	As of December 31, 2021 and 2020, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	2,090,715	1,626,040
Present value discount on long-term payables – other		(80,882)	(59,717)
Current installments of long-term payables – other		(398,823)	(424,600)

Carrying amount at December 31	~~W~~	1,611,010	1,141,723

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

19.	Long-term Payables – other, Continued

(3)

The principal amounts of the long-term payables – other repaid for the year ended December 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		769,395
3~5 years		738,300
More than 5 years		182,775

	~~W~~	2,090,715

20.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021									As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Spin-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	12,648	(6,283)	(440)	172	—	(5,019)	114,731	59,204	55,527
Emission allowance		7,424	1,368	(1,091)	(5,816)	—	—	—	1,885	1,885	—
Other provisions (*)		29,800	1,655	(18,909)	(1,820)	—	385	(732)	10.379	567	9,812

	~~W~~	150,877	15,671	(26,283)	(8,076)	172	385	(5,751)	126,995	61,656	65,339

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions (*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	~~W~~	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	~~W~~18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,035,016	1,278,550
Fair value of plan assets		(1,040,286)	(1,127,163)

Defined benefit assets(*)		(18,427)	(3,557)

Defined benefit liabilities		13,157	154,944

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Discount rate for defined benefit obligations	2.35 ~ 3.29%	1.83 ~ 3.14%
Expected rate of salary increase	2.00 ~ 5.29%	2.04 ~ 6.00%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	~~W~~	1,278,550	1,136,787
Current service cost(*1)		186,395	193,078
Past service cost		—	815
Interest cost(*1)		28,617	25,958
Remeasurement - Demographic assumption		(794)	2,071
- Financial assumption		(29,399)	(18,266)
- Adjustment based on experience		5,773	17,364
Business combinations		—	1,742
Benefit paid		(114,897)	(76,987)
Spin-off		(318,476)	—
Others(*2)		(753)	(4,012)

Ending balance	~~W~~	1,035,016	1,278,550

(*1)	Includes amounts related to discontinued operations.
(*2)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2021 and 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	~~W~~	1,127,163	965,654
Interest income(*)		24,550	21,057
Remeasurement		(3,798)	(1,385)
Contributions		152,208	213,298
Benefit paid		(100,511)	(68,084)
Business combinations		—	485
Spin-off		(157,522)	—
Others		(1,804)	(3,862)

Ending balance	~~W~~	1,040,286	1,127,163

(*)	Includes amounts related to discontinued operations.

The Group expects to contribute ~~W~~187,598 million to the defined benefit plans in 2022.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Current service cost(*)	~~W~~	186,395	193,078
Past service cost		—	815
Net interest cost(*)		4,067	4,901

	~~W~~	190,462	198,794

(*)	Includes amounts related to discontinued operations.

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Equity instruments	~~W~~	25,083	15,770
Debt instruments		228,534	228,839
Short-term financial instruments, etc.		786,669	882,554

	~~W~~	1,040,286	1,127,163

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets), Continued

(7)	As of December 31, 2021, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5%Increase		0.5% Decrease
Discount rate	~~W~~	(43,702)	47,870
Expected salary increase rate		47,552	(43,940)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2021 and 2020 are 9.19 years and 9.43 years, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019 ~ Dec.14, 2023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized derivative financial assets of ~~W~~4,682 million and long-term derivative financial assets of ~~W~~2,306 million, respectively, for each TRS. Derivative financial assets and long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)

In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ~~W~~321,025 million (~~W~~320,984 million as of December 31, 2020) for the rights prescribed in the shareholders’ agreement as of December 31, 2021.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 7.1% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and interrelationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Derivative Instruments, Continued

(4)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Group recognized derivative financial assets of ~~W~~15,477 million and ~~W~~9,524 million, respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increases (decreases). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increases (decreases).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Derivative Instruments, Continued

(5)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as derivative financial assets, long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	~~W~~	427	427
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	74,555	74,555
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		75,069	75,069
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		30,150	30,150
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		2,460	2,460

	~~W~~	182,661	182,661

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	~~W~~	(52)	(52)
Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	~~W~~	(59)	(59)

	~~W~~	(111)	(111)

(6)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	9,524	9,524
Subscription right		15,477	15,477
Total return swap		4,682	4,682
Non-current assets:
Total return swap	~~W~~	5,250	5,250

	~~W~~	34,933	34,933

Non-current liabilities:
Share option	~~W~~	(321,025)	(321,025)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of authorized shares(*1)		670,000,000	220,000,000
Par value (in won)(*1)		100	500
Number of issued shares		218,833,144	80,745,711
Share capital:
Common share(*2)	~~W~~	30,493	44,639

(*1)

As a result of stock split and spin-off, the number of shares that the Parent Company is allowed to be issue under article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Parent Company’s share capital decreased by ~~W~~14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Issued shares at January 1	80,745,711	80,745,711
Retirement of treasury shares(*1)	(8,685,568)	—
Stock split(*2)	288,240,572	—
Spin-off(*3)	(141,467,571)	—

Issued shares at December 31	218,833,144	80,745,711

(*1)	The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation.
(*2)

The stock split of the Parent Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in shares)	0.6073625	0.3926375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2021 and 2020 are as follows:

(In shares)	2021			2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	1,250,992	217,582,152	80,745,711	9,418,558	71,327,153

(4)	Details of capital surplus and others as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Paid-in surplus	~~W~~	1,771,000	2,915,887
Treasury shares(Note 24)		(57,314)	(2,123,661)
Hybrid bonds(Note 25)		398,759	398,759
Share option(Note 26)		47,166	1,481
Others(*)		(13,783,337)	(515,263)

	~~W~~	(11,623,726)	677,203

(*)	The amount for 2021 primarily consists of a change in equity amounting to ~~W~~13,340,037 million due to the spin-off that was accounted for as a transaction under common control (see note 42).

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of shares		1,250,992	9,418,558
Acquisition cost	~~W~~	57,314	2,123,661

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Treasury shares at January 1	9,418,558	7,609,263
Acquisition(*1)	288,000	1,809,295
Disposal(*2)	(626,740)	—
Retirement of treasury shares(*3)	(8,685,568)	—
Stock split(*4)	1,577,000	—
Spin-off(*5)	(719,955)	—
Disposal(*6)	(303)	—

Treasury shares at December 31	1,250,992	9,418,558

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

24.	Treasury Shares, Continued

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)

The Parent Company acquired 288,000 of its treasury shares for ~~W~~72,982 million and 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021 and 2020, respectively.

(*2)

The Parent Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Parent Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)

The stock split of the Parent Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.

(*5)

773,987 treasury shares, some of treasury shares held by the Parent Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off. Meanwhile. the Parent Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off.

(*6)

The Parent Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to the employee, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2021		December 31, 2020
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Parent Company
	1-1	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	67,320	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price (in won)(*1)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	224,692	145,247
Exercise price (in won)(*1)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)	Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.
(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.
(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the year, and granted cash settled share appreciation rights to executives.

As a result of spin-off during the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement, Continued

(2)	Share compensation expense recognized for the year ended December 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	7,589
For the year ended December 31, 2021(*)		87,622
In subsequent periods		75,318

	~~W~~	170,529

As of December 31, 2021, the carrying amount of debt recognized by the Group in relation to the cash-settled share-based payment arrangement is ~~W~~1,774 million.

(*)	Includes amounts related to discontinued operations.

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	5,403	4,048	3,096	4,798	1,720	1,622	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	1.71%	1.71%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	57,900	66,400
Expected volatility	26.00%	26.00%
Expected dividends	3.40%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	10,646	20,321

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS No. 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		6,418,583	6,963,155

	~~W~~	22,437,341	22,981,913

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	633,240	438,979
Other comprehensive gain (loss) of investments in associates and joint ventures		53,770	(392,333)
Valuation gain on derivatives		33,918	17,615
Foreign currency translation differences for foreign operations		14,310	(24,122)

	~~W~~	735,238	40,139

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715
Balance at December 31, 2020	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		194,261	446,103	16,303	38,432	695,099

Balance at December 31, 2021	~~W~~	633,240	53,770	33,918	14,310	735,238

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	438,979	(47,086)
Amount recognized as other comprehensive income for the year, net of taxes		627,833	486,440
Amount reclassified to retained earnings, net of taxes		(12,429)	(375)
Changes from spin-off, net of taxes		(421,143)	—

Balance at December 31	~~W~~	633,240	438,979

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	17,615	(920)
Amount recognized as other comprehensive income for the year, net of taxes		9,731	15,414
Amount reclassified to profit, net of taxes		6,572	3,121

Balance at December 31	~~W~~	33,918	17,615

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Communication	~~W~~	32,462	34,462
Utilities		350,678	336,187
Taxes and dues		33,935	34,577
Repair		425,606	399,376
Research and development		347,711	353,198
Training		31,761	33,384
Bad debt for accounts receivable – trade		29,402	45,002
Travel		7,813	7,534
Supplies and other		101,656	105,333

	~~W~~	1,361,024	1,349,053

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	39,136	34,625
Gain on business transfer		—	12,455
Others		75,417	48,074

	~~W~~	114,553	95,154

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	3,135	200,705
Loss on disposal of property and equipment and intangible assets		28,158	25,633
Donations		12,800	16,051
Bad debt for accounts receivable – other		3,995	6,640
Others		21,265	59,683

	~~W~~	69,353	308,712

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance Income:
Interest income	~~W~~	36,708	37,030
Gain on sale of accounts receivable – other		27,725	22,605
Dividends		12,039	1,170
Gain on foreign currency transactions		10,987	9,029
Gain on foreign currency translations		7,505	7,888
Gain relating to financial instruments at FVTPL		60,169	62,963

	~~W~~	155,133	140,685

(In millions of won)
	2021		2020
Finance Costs:
Interest expense	~~W~~	279,737	288,972
Loss on foreign currency transactions		12,270	11,053
Loss on foreign currency translations		6,764	8,973
Loss on disposal of long-term investment securities		—	98
Loss relating to financial instruments at FVTPL		16,833	13,847

	~~W~~	315,604	322,943

(2)	Details of interest income included in finance income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest income on cash equivalents and financial instruments(*)	~~W~~	16,141	24,378
Interest income on loans and others(*)		27,709	25,979

	~~W~~	43,850	50,357

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest expense on borrowings(*)	~~W~~	66,188	116,397
Interest expense on debentures(*)		224,144	225,309
Others(*)		52,010	57,470

	~~W~~	342,342	399,176

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36.

1)	Finance income and costs

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	~~W~~	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	~~W~~	202,550	585,427

(*)	Includes amounts related to discontinued operations.

(In millions of won)
	2020
	Finance income(*1)		Finance costs(*1)
Financial Assets:
Financial assets at FVTPL(*2)	~~W~~	180,254	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost(*2)		46,135	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	~~W~~	241,196	497,193

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2021		2020
Financial Assets:
Financial assets at FVOCI	~~W~~	920,871	579,678
Derivatives designated as hedging instrument		15,427	24,320

		936,298	603,998

Financial Liabilities:
Derivatives designated as hedging instrument		706	(5,182)

	~~W~~	937,004	598,816

(5)	Details of impairment losses for financial assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade(*)	~~W~~	31,546	48,625
Other receivables(*)		6,001	10,559

	~~W~~	37,547	59,184

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2021 and 2020 consist of the following:

(In millions of won)
	2021		2020
Current tax expense:
Current year	~~W~~	319,539	286,717
Current tax of prior years		705	14,536

		320,244	301,253

Deferred tax expense:
Changes in net deferred tax assets		331,704	75,249

Income tax expense:
Tax expense of continuing operation		446,796	221,262
Tax expense of discontinued operation		205,152	155,240

	~~W~~	651,948	376,502

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2021 and 2020 is attributable to the following:

(In millions of won)
	2021		2020
Income taxes at statutory income tax rate	~~W~~	834,146	505,824
Non-taxable income		(13,924)	(41,084)
Non-deductible expenses		15,329	31,882
Tax credit and tax reduction		(62,075)	(48,774)
Changes in unrecognized deferred taxes		(68,589)	(69,776)
Changes in tax rate		(36,193)	24,537
Income tax refund and others		(16,746)	(26,107)

Income tax expense	~~W~~	651,948	376,502

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Valuation loss on financial assets measured at fair value	~~W~~	(208,490)	(166,612)
Share of other comprehensive loss of associates and joint ventures		(34)	(14)
Valuation loss on derivatives		(5,709)	(6,886)
Remeasurement of defined benefit liabilities		(3,780)	(164)
Gain on disposal of treasury shares and others		26,970	—

	~~W~~	(191,043)	(173,676)

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	91,285	(8,397)	—	—	(5,531)	77,357
Accrued interest income		(1,631)	(2,022)	—	—	3,487	(166)
Financial assets measured at fair value		(81,055)	(6,765)	(208,490)	—	138,482	(157,828)
Investments in subsidiaries, associates and joint ventures		(1,673,906)	(281,035)	(34)	—	1,923,158	(31,817)
Property and equipment and intangible assets		(511,862)	(42,456)	—	(1,023)	249,374	(305,967)
Provisions		6,294	(1,436)	—	—	(660)	4,198
Retirement benefit obligation		102,285	(3,563)	(3,780)	—	(42,610)	52,332
Valuation gain on derivatives		14,767	210	(5,709)	—	(2,932)	6,336
Gain or loss on foreign currency translation		21,774	(396)	—	—	—	21,378
Incremental costs to acquire a contract		(807,831)	53,492	—	—	4,468	(749,871)
Contract assets and liabilities		(2,606)	405	—	—	—	(2,201)
Right-of-use assets		(372,297)	(35,851)	—	—	18,646	(389,502)
Lease liabilities		362,476	38,600	—	—	(19,539)	381,537
Others		120,514	(95,537)	26,970	(135)	16,669	68,481

		(2,731,793)	(384,751)	(191,043)	(1,158)	2,283,012	(1,025,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		88,223	7,915	—	—	(96,138)	—
Tax credit		39,583	45,132	—	—	(155)	84,560

		127,806	53,047	—	—	(96,293)	84,560

	~~W~~	(2,603,987)	(331,704)	(191,043)	(1,158)	2,186,719	(941,173)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	88,913	1,326	—	1,046	91,285
Accrued interest income		(2,039)	435	—	(27)	(1,631)
Financial assets measured at fair value		98,101	(17,586)	(166,612)	5,042	(81,055)
Investments in subsidiaries, associates and joint ventures		(1,613,048)	(60,844)	(14)	—	(1,673,906)
Property and equipment and intangible assets		(371,489)	(47,468)	—	(92,905)	(511,862)
Provisions		2,543	3,751	—	—	6,294
Retirement benefit obligation		100,194	1,873	(164)	382	102,285
Valuation gain on derivatives		17,507	4,146	(6,886)	—	14,767
Gain or loss on foreign currency translation		22,005	(231)	—	—	21,774
Incremental costs to acquire a contract		(829,055)	21,224	—	—	(807,831)
Contract assets and liabilities		(28,030)	25,424	—	—	(2,606)
Right-of-use assets		(390,936)	18,639	—	—	(372,297)
Lease liabilities		385,394	(22,918)	—	—	362,476
Others		64,620	(30,310)	—	86,204	120,514

		(2,455,320)	(102,539)	(173,676)	(258)	(2,731,793)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		91,136	(2,913)	—	—	88,223
Tax credit		9,380	30,203	—	—	39,583

		100,516	27,290	—	—	127,806

	~~W~~	(2,354,804)	(75,249)	(173,676)	(258)	(2,603,987)

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Loss allowance	~~W~~	85,998	102,085
Investments in subsidiaries, associates and joint ventures		(176,520)	8,365
Other temporary differences		61,368	68,415
Unused tax loss carryforwards		347,889	1,042,063
Unused tax credit carryforwards		34	1,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2021 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	57,346	—
1 ~ 2 years		39,974	—
2 ~ 3 years		19,087	—
More than 3 years		231,482	34

	~~W~~	347,889	34

33.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,217,520	648,579
Interest on hybrid bonds		(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773
Weighted average number of common shares outstanding		332,761,592	363,977,155

Basic earnings per share (in won)
Continuing operation	~~W~~	3,614	1,741
Discontinued operation		3,576	2,351

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

33.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)
	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)
	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

Weighted average number of common shares for comparative period has been retroactively adjusted to reflect the effect of the stock split (see note 23 (2)).

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Profit from continuing operation attributable to owners of the Parent Company on common shares	~~W~~	1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773

Adjusted weighted average number of common shares outstanding		332,917,848	364,041,895

Diluted earnings per share (in won)
Continuing operation	~~W~~	3,613	1,741
Discontinued operation		3,574	2,351

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)
	2021	2020
Outstanding shares at January 1	356,635,765	365,682,240
Effect of treasury shares	(360,999)	(1,705,085)
Effect of Spin-off	(23,513,174)	—
Effect of share option	156,256	64,740

Adjusted weighted average number of common shares outstanding	332,917,848	364,041,895

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2021 and 2020 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable – trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

35.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	539,372	—	—	830,281	—	1,369,653
Financial instruments(*1)		1,122,251	—	—	305,594	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*2)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	2,622,145	1,454,361	1,080	4,571,056	65,136	8,713,778

(*1)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.
(*2)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable - other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable - other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	52,331	~~W~~	62,038	1,527,169	~~W~~	1,810,459
EUR	59		80	—		—
JPY	—		—	87,837		905
Others	—		172	—		145

		~~W~~	62,290		~~W~~	1,811,509

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,830	(2,830)
EUR		8	(8)
JPY		(90)	90
Others		2	(2)

	~~W~~	2,750	(2,750)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2021, floating-rate borrowings and debentures amount to ~~W~~37,500 million and ~~W~~355,650 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures as described in note 22. Therefore, income before income taxes for the year ended December 31, 2021 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2021, the floating-rate long-term payables – other are ~~W~~2,090,715 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the year ended December 31, 2021, would change by ~~W~~20,907 million in relation to the floating-rate long-term payables - other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2021 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative	financial liabilities

The Parent Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2020 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of December 31, 2021.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge	accounting

The Group’s hedged items and hedging instruments as of December 31, 2021 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	872,550	1,369,423
Financial instruments		509,052	1,427,845
Investment securities		2,077	4,154
Accounts receivable – trade		1,921,617	2,214,353
Contract assets		118,278	148,281
Loans and other receivables		1,195,917	1,738,003
Derivative financial assets		217,594	164,695

	~~W~~	4,837,085	7,066,754

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2021 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~509,052 million of financial instruments, ~~W~~2,077 million of investment securities and ~~W~~1,195,917 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2021 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	850,227	1,177	754,918	43,643	149,091
Loss allowance		—	—	(2,787)	(6,190)	(83,033)

Carrying amount	~~W~~	850,227	1,177	752,131	37,453	66,058

Changes in the loss allowance for the debt investments for the year ended December 31, 2021 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2020	~~W~~	3,751	7,995	88,819	100,565
Remeasurement of loss allowance, net(*)		316	2,885	2,800	6,001
Transfer to lifetime ECL – not credit impaired		(306)	306	—	—
Transfer to lifetime ECL – credit impaired		(980)	(2,555)	3,535	—
Amounts written off		—	—	(16,429)	(16,429)
Recovery of amounts written off		6	—	10,495	10,501
Business combination		—	—	358	358
Spin-off		—	(2,441)	(6,545)	(8,986)

December 31, 2021	~~W~~	2,787	6,190	83,033	92,010

(*)	Includes amounts related to discontinued operations.

(iii)	Cash and cash equivalents

The Group has ~~W~~872,550 million as of December 31, 2021 (~~W~~1,369,423 million as of December 31, 2020) cash and cash equivalents with banks and financial institutions above specific credit ratings. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	190,559	190,559	190,559	—	—
Borrowings(*)		407,185	420,503	59,864	360,639	—
Debentures (*)		8,426,683	9,479,976	1,603,760	4,987,959	2,888,257
Lease liabilities		1,534,282	1,653,416	359,356	989,603	304,457
Accounts payable – other and others (*)		5,524,692	5,636,104	3,917,356	1,534,636	184,112

	~~W~~	16,083,401	17,380,558	6,130,895	7,872,837	3,376,826

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	182,661	188,759	27,248	135,409	26,102
Liabilities		(111)	(111)	(52)	(59)	—

	~~W~~	182,550	188,648	27,196	135,350	26,102

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2020.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of December 31, 2021, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	18,576,139	23,510,714
Total equity		12,335,138	24,396,243

Debt-equity ratios		150.60%	96.37%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)
	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL(*)	~~W~~	2,622,145	60,473	2,291,355	270,317	2,622,145
Derivative hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	4,142,722	945,925	2,356,491	840,306	4,142,722

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivative hedging instruments		42,061	—	42,061	—	42,061

	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

(*)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2021 are as follows:

Interest rate
Derivative instruments	0.32% ~ 3.90%
Borrowings and debentures	1.64% ~ 2.33%
Long-term payables – other	1.62% ~ 2.39%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2021. The changes of financial assets classified as Level 3 for the year ended December 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the year(*1)	OCI	Acquisition	Disposal	Transfer	Spin-off	Balance at December 31, 2021
Financial assets
FVTPL	~~W~~	270,317	21,973	7,318	128,517	(75,238)	(37,564)	(132,372)	182,951
FVOCI(*2)		569,989	—	38,520	11,019	(24,921)	(369,185)	(58,251)	167,171

	~~W~~	840,306	21,973	45,838	139,536	(100,159)	(406,749)	(190,623)	350,122

Financial liabilities
FVTPL	~~W~~	(333,099)	(8,036)	—	(217,736)	—	—	237,846	(321,025)

(*1)	Includes amounts related to discontinued operations.

(*2)

The transfer for the year ended December 31, 2021 includes ~~W~~368,000 million transferred to FVOCI classified by Level 1 as part of the equity instruments held by K-net Culture and Contents Venture Fund were listed on Korea Exchange.

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable – other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Parent Company considers registered directors (2 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	5,956	10,029
Defined benefits plan expenses		2,845	3,459
Share option		146	158

	~~W~~	8,947	13,646

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	KEB HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	DREAMUS COMPANY		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UbiNS Co., Ltd.		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		~~W~~	911,230	2,148,060	387,313

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Parent Company.
(*3)	Transactions occurred before the related party relationship terminated.
(*4)	Operating revenue and others include ~~W~~131,141 million of dividends received from SK China Company Ltd. which was deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~996,910 million.
(*7)	Operating revenue and others include ~~W~~170,937 million of dividend income received from SK hynix Inc.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received from SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		19,394	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		~~W~~	759,387	2,058,356	818,894

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include ~~W~~18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~961,167 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows:

(In millions of won)
		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	KEB HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc,	~~W~~	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Kft.		—	2,075	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2021 as presented in note 12.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

38.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of December 31, 2021.

(2)	Legal claims and litigations

As of December 31, 2021, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~493,277 million and ~~W~~571,004 million as of December 31, 2021 and 2020, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2021 and 2020 are as folilows:

(In millions of won)
	2021		2020
Interest income		~~W~~(43,850)	(50,357)
Dividends		(14,132)	(1,170)
Gain on foreign currency translations		(10,753)	(8,928)
Gain on sale of accounts receivable – other		(27,725)	(22,605)
Gain relating to investments in associates and joint ventures, net		(1,948,447)	(1,028,403)
Gain on disposal of property and equipment and intangible assets		(40,109)	(35,644)
Gain on business transfer		(82,248)	(12,455)
Gain relating to financial instruments at FVTPL		(91,244)	(145,016)
Other income		(10,369)	(4,220)
Interest expense		342,342	399,176
Loss on foreign currency translations		8,005	12,730
Loss on disposal of long-term investment securities		—	98
Income tax expense		651,948	376,502
Expense related to defined benefit plan		190,462	198,794
Share option		91,646	4,313
Bonus paid by treasury shares		29,643	—
Depreciation and amortization		4,114,394	4,169,996
Bad debt for accounts receivables – trade		31,546	48,625
Loss on disposal of property and equipment and intangible assets		47,369	41,598
Impairment loss on property and equipment and intangible assets		3,135	208,833
Bad debt for accounts receivable – other		6,001	10,559
Loss relating to financial instruments at FVTPL		76,142	27,082
Other financial fees		142,015	44,734
Other expenses		8,008	22,412

	~~W~~	3,473,779	4,256,654

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade	~~W~~	(95,374)	(33,410)
Accounts receivable – other		(152,038)	(50,003)
Advanced payments		(43,212)	(945)
Prepaid expenses		77,404	112,270
Inventories		(70,601)	(7,219)
Long-term accounts receivable – other		83,658	26,027
Contract assets		(11,582)	1,528
Guarantee deposits		8,125	26,122
Accounts payable – trade		12,312	3,023
Accounts payable – other		(109,476)	311,737
Withholdings		(55,925)	33,348
Contract liabilities		(2,158)	35,426
Deposits received		(3,737)	(1,028)
Accrued expenses		7,505	61,848
Provisions		(19,324)	(30,773)
Long-term provisions		(260)	(548)
Plan assets		(51,697)	(145,214)
Retirement benefit payment		(114,897)	(76,987)
Others		(27,418)	37,256

	~~W~~	(568,695)	302,458

(3)	Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,063,800	(426,723)
Increase of right-of-use assets		672,723	736,157
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		—	1,072,487
Change in assets and liabilities by spin-off (notes 42)		14,379,397	—
Retirement of treasury shares		1,965,952	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		114,373	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Spin-off	Other changes	December 31, 2021
Total liabilities from financing activities:
Short-term borrowings	~~W~~	109,998		(50,823)	—	—	1,825	(48,510)	508	12,998
Long-term borrowings		2,028,924		63,132	600	—	662	(1,703,300)	4,169	394,187
Debentures		8,579,743		(16,755)	145,584	—	—	(295,544)	13,655	8,426,683
Lease liabilities		1,436,777		(431,674)	—	—	497	(85,322)	614,003	1,534,281
Long-term payables – other		1,566,954		(426,267)	—	—	—	—	869,146	2,009,833
Derivative financial liabilities		54,176		332	—	(42,282)	—	(12,115)	—	111
Derivative financial assets		(65,136)		—	—	(117,525)	—	—	—	(182,661)
Financial liabilities at FVTPL		—		129,123	—	7,996	—	(137,119)	—	—

	~~W~~	13,711,436		(732,932)	146,184	(151,811)	2,984	(2,281,910)	1,501,481	12,195,432
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(1,028,520)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash inflow from transactions with the non- controlling shareholders				444,124
Cash outflow from transactions with the non- controlling shareholders				(19,406)
Cash outflow from spin-off				(626,000)

				(1,320,679)

			~~W~~	(2,053,611)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2020
					Non-cash transactions
	January 1, 2020		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	~~W~~	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables – other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	~~W~~	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)

				(1,172,315)

			~~W~~	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

40.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2021 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
Emissions rights allocated free of charge	815,927	814,842	1,033,764	2,664,533

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
January 1	(2,343)	(60,977)	—	(63,320)
Allocation at no cost	815,927	814,842	1,033,764	2,664,533
Additional allocation	131,015	217,643	—	348,658
Purchase	—	68,471	—	68,471
Surrender or shall be surrendered	(1,005,576)	(1,039,979)	(1,087,455)	(3,133,010)
Borrowing	60,977	—	—	60,977

December 31	—	—	(53,691)	(53,691)

(3)	As of December 31, 2021, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,087,455 tCO2-eQ.

41.	Non-current Assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	8,734

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

42.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income

The details of profit or loss from discontinued operations for the years ended 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Operating revenue	~~W~~	2,383,083	2,536,904
Operating expenses:		2,370,758	2,436,158
Labor		824,505	897,676
Commission		349,344	244,074
Depreciation and amortization		287,412	326,417
Network interconnection		863	762
Advertising		158,512	159,589
Rent		2,754	2,115
Cost of goods sold		426,161	502,469
Others		321,207	303,056

Operating profit		12,325	100,746
Finance income		47,417	100,511
Finance costs		269,823	174,250
Gain relating to investments in subsidiaries, associates and joint ventures,		1,502,147	975,947
Other non-operating income		86,246	4,229
Other non-operating expenses		25,566	35,361

Profit before income tax		1,352,746	971,822
Income tax expense		205,152	155,240
Profit for the year	~~W~~	1,147,594	816,582

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

42.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the years ended 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Cash flows from operating activities	~~W~~	59,255	495,696
Cash flows from investing activities		(967,053)	(483,599)
Cash flows from investing activities		(88,872)	(22,902)

(3)

Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

43.	Subsequent Events

On January 20, 2022, the Board of Directors of the Parent Company approved the disposal of treasury shares and the details are as follows:

Information of disposal

Number of treasury shares to be disposed	413,080 Common shares

Price of the treasury shares to be disposed per share (in won)(*)	~~W~~55,800

Estimated aggregate disposal value(*)	~~W~~23,050 million

Disposal period	January 24, 2022 ~ February 11, 2022

Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

KPMG SAMJONG Accounting Corp.	Tel +82 (2) 2112 0100
152, Teheran-ro, Gangnam-gu, Seoul 06236	Fax +82 (2) 2112 0101
(Yeoksam-dong, Gangnam Finance Center 27th Floor)	www.kr.kpmg.com
Republic of Korea

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2021 and 2020 and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2021, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2022 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 41, pursuant to the resolution of shareholders’ meeting held on October 12, 2021, the SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company will engage in managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments and the surviving company will continue to engage in the remaining businesses of SK Telecom Co., Ltd. and certain subsidiaries, primarily cellular and fixed-line telecommunications businesses.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2021. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1

1.	Revenue Recognition

As described in note 3 (23) and 27 of the separate financial statements, the Company’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~10,257,440 million in 2021. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Company’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer billing statements, rating system information, subscriber contracts, and cash received where applicable.

•

Inspecting major contracts with subscribers to assess the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

2

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

3

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

4

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

5

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)
	Note	December 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	158,823	329,208
Short-term financial instruments	4,34,35		379,000	516,000
Short-term investment securities	8,34,35		—	31,854
Accounts receivable – trade, net	5,34,35,36		1,514,260	1,503,552
Short-term loans, net	5,34,35,36		62,724	89,280
Accounts receivable – other, net	5,34,35,36,37		520,956	434,713
Contract assets	7,35		10,078	8,388
Prepaid expenses	6		1,913,419	2,052,515
Guarantee deposits	5,34,35,36		51,739	51,069
Derivative financial assets	19,34,35,38		25,428	8,704
Inventories, net			8,962	5,181
Non-current assets held for sale	40		20,000	—
Advanced payments and others	5,34,35		16,104	16,651

			4,681,493	5,047,115

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,476,361	983,688
Investments in subsidiaries, associates and joint ventures	9,40		4,841,139	11,357,504
Property and equipment, net	10,12,36		9,318,408	9,157,548
Investment property, net	11		45,100	—
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		3,203,330	2,665,083
Long-term loans, net	5,34,35,36		201	6,518
Long-term accounts receivable – other	5,34,35,37		287,179	348,335
Long-term contract assets	7,35		19,399	22,844
Long-term prepaid expenses	6		951,441	903,961
Guarantee deposits	5,34,35,36		106,091	110,555
Long-term derivative financial assets	19,34,35,38		152,084	76,461
Other non-current assets			249	249

			21,707,572	26,939,336

Total Assets		~~W~~	26,389,065	31,986,451

See accompanying notes to the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In millions of won)
	Note	December 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	2,072,195	1,955,472
Contract liabilities	7		72,624	83,216
Withholdings	34,35		608,069	659,181
Accrued expenses	34,35		764,863	724,992
Income tax payable	31		158,837	154,144
Provisions	17,39		54,137	43,437
Current installments of long-term debt, net	15,34,35,38		976,195	712,105
Lease liabilities	34,35,36,38		316,169	313,422
Current installments of long-term payables – other	16,34,35,38		398,823	424,600
Other current liabilities	34,35		4,565	5,835

			5,426,477	5,076,404

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		5,835,400	6,175,576
Long-term borrowings, excluding current installments, net	15,34,35,38		300,000	6,167
Long-term payables – other	16,34,35,38		1,611,010	1,141,723
Long-term contract liabilities	7		9,149	8,110
Long-term derivative financial liabilities	19,34,35,38		321,025	362,002
Long-term lease liabilities	34,35,36,38		1,045,926	999,776
Long-term provisions	17		42,432	55,953
Deferred tax liabilities	31		883,311	756,873
Defined benefit liabilities	18		6,902	7,421
Other non-current liabilities	34,35		44,577	46,588

			10,099,732	9,560,189

Total Liabilities			15,526,209	14,636,593

Shareholders’ Equity:
Share capital	1,20		30,493	44,639
Capital surplus and others	20,21,22,23		(4,576,271)	289,134
Retained earnings	24,25		14,770,618	16,684,640
Reserves	26		638,016	331,445

Total Shareholders’ Equity			10,862,856	17,349,858

Total Liabilities and Shareholders’ Equity		~~W~~	26,389,065	31,986,451

See accompanying notes to the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2021 and 2020

(In millions of won)
	Note	2021		2020
Operating revenue:	27,36
Revenue		~~W~~	12,102,830	11,746,630
Operating expenses:	36
Labor			953,849	804,982
Commissions	6		4,817,920	4,647,773
Depreciation and amortization			2,766,981	2,841,755
Network interconnection			561,321	555,846
Leased lines			206,499	215,878
Advertising			117,969	114,794
Rent			115,271	121,032
Cost of goods sold			470,565	436,013
Others	28		978,132	985,490

			10,988,507	10,723,563

Operating profit			1,114,323	1,023,067
Finance income	30		435,635	377,947
Finance costs	30		(254,835)	(256,737)
Other non-operating income	29		69,662	82,673
Other non-operating expenses	29		(49,489)	(273,655)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	9		54,051	(11,840)

Profit before income tax			1,369,347	941,455
Income tax expense	31		295,524	182,663

Profit for the year		~~W~~	1,073,823	758,792

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	3,183	2,044
Diluted earnings per share (in won)			3,181	2,044

See accompanying notes to the separate financial statements.

8

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Profit for the year		~~W~~	1,073,823	758,792
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(9,379)	(2,325)
Valuation gain on financial assets at fair value through other comprehensive income	26,30		289,764	366,600
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		16,807	15,507

Other comprehensive income for the year, net of taxes			297,192	379,782

Total comprehensive income		~~W~~	1,371,015	1,138,574

See accompanying notes to the separate financial statements.

9

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	758,792	—	758,792
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(969)	380,751	379,782

			—	—	—	—	—	—	—	757,823	380,751	1,138,574

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends	33		—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	23		—	—	—	—	179	—	179	—	—	179
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(426,664)	—	—	—	(426,664)	—	—	(426,664)

			—	—	(426,664)	—	179	—	(426,485)	(746,130)	—	(1,172,615)

Balance, December 31, 2020		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858

Balance, January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,073,823	—	1,073,823
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(9,379)	306,571	297,192

			—	—	—	—	—	—	—	1,064,444	306,571	1,371,015

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends	33		—	—	—	—	—	—	—	(355,804)	—	(355,804)
Share option	23		—	—	—	—	56,386	19,112	75,498	—	—	75,498
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(76,111)	—	—	—	(76,111)	—	—	(76,111)
Disposal of treasury shares	21		—	—	141,469	—	—	(84,452)	57,017	—	—	57,017
Retirement of treasury shares	21		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—
Changes from spin-off	20,41		(14,146)	(1,144,887)	35,037	—	(10,701)	(5,767,210)	(6,887,761)	—	—	(6,901,907)

			(14,146)	(1,144,887)	2,066,347	—	45,685	(5,832,550)	(4,865,405)	(2,978,466)	—	(7,858,017)

Balance, December 31, 2021		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856

See accompanying notes to the separate financial statements.

10

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,073,823	758,792
Adjustments for income and expenses	38		3,128,696	3,361,118
Changes in assets and liabilities related to operating activities	38		(180,847)	169,589

			4,021,672	4,289,499
Interest received			23,109	20,283
Dividends received			326,759	285,040
Interest paid			(202,547)	(212,921)
Income tax refund (paid)			(249,164)	5,908

Net cash provided by operating activities			3,919,829	4,387,809

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			137,000	—
Collection of short-term loans			130,833	69,754
Decrease in long-term financial instruments			—	28
Proceeds from disposals of long-term investment Securities			17,116	790
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			139,668	659
Proceeds from disposals of property and equipment			55,658	89,922
Proceeds from disposals of intangible assets			4,843	4,475

			485,118	165,628
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(282,000)
Increase in short-term loans			(97,628)	(100,739)
Acquisitions of long-term investment securities			(24,912)	(827)
Acquisitions of investments in subsidiaries, associates and joint ventures			(414,467)	(277,465)
Acquisitions of property and equipment			(1,863,200)	(2,480,297)
Acquisitions of intangible assets			(336,558)	(81,352)
Cash outflow for split-off			—	(121,100)

			(2,736,765)	(3,343,780)

Net cash used in investing activities		~~W~~	(2,251,647)	(3,178,152)

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	300,000	—
Proceeds from issuance of debentures			507,876	1,062,500
Cash inflows from settlement of derivatives			332	36,691

			808,208	1,099,191
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,824)	(13,624)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(700,000)	(515,500)
Payments of dividends			(997,748)	(731,364)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(341,186)	(349,656)
Acquisition of treasury shares			(76,111)	(426,664)
Cash outflows resulting from spin-off			(78,800)	—

			(2,646,784)	(2,476,923)

Net cash used in financing activities			(1,838,576)	(1,377,732)

Net decrease in cash and cash equivalents			(170,394)	(168,075)
Cash and cash equivalents at beginning of the year			329,208	497,282
Effects of exchange rate changes on cash and cash equivalents			9	1

Cash and cash equivalents at end of the year		~~W~~	158,823	329,208

See accompanying notes to the separate financial statements.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2021, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.00
National Pension Service	21,076,493	9.63
Institutional investors and other shareholders	126,990,775	58.04
Kakao Corp.	3,846,487	1.76
Treasury shares	1,250,992	0.57

	218,833,144	100.00

On November 1, 2021, the date of spin-off the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments. (See note 41)

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 8, 2022, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2022.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(2) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (24) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020.

The Company has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when the basis of determining the contractual cash flows a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform (“IBOR reform”), the Company updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•

when the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform, the exception permits the hedge relationship to be continued while the Company amends the hedge documentation of that hedging relationship to reflect the changes required by IBOR reform.

These amended standards are not expected to have a significant impact on the Company’s separate financial statements.

(1) Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2) Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5) Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

4) Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7) Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7) Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8) Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(9) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.9 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(10) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11) Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(12) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13) Leases, Continued

1) As a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(14) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15) Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16) Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16) Employee benefits, Continued

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(18) Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(19) Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(20) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21) Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22) Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23) Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(24) Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25) Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(26) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(27) Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2021. The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037).

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012).

•	COVID-19-Related Rent Concessions beyond 30 June, 2021 (Amendment to K-IFRS No. 1116).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Annual Improvements to K-IFRS Standards 2018-2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to K-IFRS No. 1001).

•	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008).

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

4.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2021 and 2020 are summarized as follows:

(In millions of won)
		December 31, 2021		December 31, 2020
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
Long-term financial instruments	Collateral deposits for time deposit(*2)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*3)		212	212

		~~W~~	79,354	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2021 the funds cannot be withdrawn before maturity (~~W~~60,000 million on July 5, 2022 and ~~W~~19,000 million on July 8, 2022).

(*2)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*3)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2021 and 2020 are as follows:

(In millions of won)

	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs (*)	Collection of receivables previously written-off	Split-off	Ending balance
2021	~~W~~	102,308	12,606	(32,150)	9,998	—	92,762
2020	~~W~~	103,756	23,611	(34,687)	9,699	(71)	102,308

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2021 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.11%	48.54%	70.07%	99.91%
	Gross amount	~~W~~	1,070,683	17,279	49,181	22,343
	Loss allowance		11,878	8,387	34,462	22,323

Other revenue	Expected credit loss rate		1.29%	36.86%	38.20%	86.38%
	Gross amount	~~W~~	433,644	963	2,929	10,000
	Loss allowance		5,600	355	1,119	8,638

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,878,149	2,022,314
Others		35,270	30,201

	~~W~~	1,913,419	2,052,515

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	931,655	885,951
Others		19,786	18,010

	~~W~~	951,441	903,961

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Amortization recognized	~~W~~	2,591,940	2,422,977

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	29,477	31,232
Contract liabilities:
Wireless service contracts		18,397	22,026
Customer loyalty programs		12,699	16,709
Others		50,677	52,591

	~~W~~	81,773	91,326

(2)

The amount of revenue recognized for the years ended December 31, 2021 and 2020 related to the contract liabilities carried forward from the prior periods are ~~W~~57,562 million and ~~W~~73,016 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,397	—	—	18,397
Customer loyalty programs		10,650	1,399	650	12,699
Others		43,577	2,828	4,272	50,677

	~~W~~	72,624	4,227	4,922	81,773

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	—	31,854

(2)	Details of long-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category		December 31, 2021		December 31, 2020
Equity instruments	FVOCI	(*)	~~W~~	1,383,223	916,387
Debt instruments	FVTPL			93,138	67,301

			~~W~~	1,476,361	983,688

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2021 and 2020 are ~~W~~1,383,223 million and ~~W~~916,387 million, respectively. Meanwhile, some of treasury shares held by the Company have been reissued as common shares of SK Square Co., Ltd. amounted to ~~W~~35,037 million due to spin-off, and the Company has designated the investments in equity instruments at FVOCI.

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Investments in subsidiaries	~~W~~	3,148,741	6,014,367
Investments in associates and joint ventures		1,692,398	5,343,137

	~~W~~	4,841,139	11,357,504

(2)	Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)

	December 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.(*1)	43,427,530	100.0		24,927	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.(*2)	—	—		—	404,833
Eleven Street Co., Ltd.(*2)	—	—		—	1,049,403
DREAMUS COMPANY(*2)	—	—		—	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SKT Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*3)	—	100.0		155,656	143,097
One Store Co., Ltd.(*2)	—	—		—	82,186
id Quantique SA(*2)	—	—		—	100,527
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2,4)	—	—		—	747,804
SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)(*2)	—	—		—	94,136
FSK L&S Co., Ltd.(*2)	—	—		—	17,757
Incross Co., Ltd.(*2)	—	—		—	53,722
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*5)	1,140,000	100.0		19,975	10,463
Quantum Innovation Fund I(*6)	—	59.9		11,935	15,969
T map Mobility Co., Ltd.(*2)	—	—		—	155,408
SK O&S Co., Ltd. and others(*7)	—	—		41,619	45,713

			~~W~~	3,148,741	6,014,367

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows, Continued:

(*1)	The Company recognized ~~W~~17,012 million of impairment loss for the investments in SK Communications Co., Ltd. for the year ended December 31, 2021.

(*2)	Investments in SK Planet Co., Ltd. and nine other subsidiaries were transferred to the spin-off company for the year ended December 31, 2021.

(*3)	The Company additionally contributed ~~W~~12,559 million in cash for the year ended December 31, 2021, but there is no change in the ownership interest.

(*4)

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. After the date of the merger SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again on October, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

(*5)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.

(*6)	The Company additionally contributed ~~W~~373 million in cash and disposed of ~~W~~4,407 million for the year ended December 31, 2021, but there is no change in the ownership interest.

(*7)	The Company recognized ~~W~~4,094 million of impairment loss for the investments in SK Telecom Japan Inc., a subsidiary, for the year ended December 31, 2021.

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)

	December 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	—	—		—	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.(*3)	—	—		—	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.(*5)	—	—		—	30,517
Content Wavve Co., Ltd.(*3)	—	—		—	90,858
SK Telecom CS T1 Co., Ltd.(*3)	—	—		—	60,305
Digital Games International Pte. Ltd.(*6)	10,000,000	33.3		4,539	8,810
Invites Healthcare Co., Ltd.(*7)	489,999	27.1		35,000	28,000
Carrot General Insurance Co., Ltd.(*8)	—	—		—	20,000
12CM JAPAN and others(*2,9)	—	—		75,864	79,926

				1,683,223	5,312,099

Investments in joint ventures:
Finnq Co., Ltd.(*10,12)	6,370,000	49.0		7,175	25,429
Techmaker GmbH(*3)	—	—		—	5,609
UTC Kakao-SK Telecom ESG Fund(*11,12)	—	48.2		2,000	—

				9,175	31,038

			~~W~~	1,692,398	5,343,137

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	Investments in NanoEnTek, Inc. and five other associates and join ventures were transferred to the spin-off company for the year ended December 31, 2021.

(*4)	The ownership interest has changed from 23.3% to 23.1% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the year ended December 31, 2021.

(*5)

The Company disposed the entire shares of Grab Geo Holdings PTE. LTD. at ~~W~~30,580 million in cash to T map Mobility Co., Ltd., and recognized ~~W~~63 million as gain relating to investments in associates for the year ended December 31, 2021.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, Continued:

(*6)	The Company recognized ~~W~~4,271 million of impairment loss for the investments in Digital Games International Pte. Ltd. for the year ended December 31, 2021.
(*7)

The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. for the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the year ended December 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. has been converted to common stock.

(*8)

The Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 40)

(*9)

The Company disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the year ended December 31, 2021. In addition, the Company disposed of the entire common shares and redeemable convertible preference shares of MakeUs Co., Ltd. at ~~W~~244 million in cash to DREAMUS COMPANY and recognized ~~W~~725 million of loss relating to investments in associates and ~~W~~198 million of gain relating to financial instruments at FVTPL for the year ended December 31, 2021. Meanwhile, the Company recognized ~~W~~5,245 million and ~~W~~747 million of impairment loss for the investments in 12CM JAPAN and TreePay Co. Ltd., respectively, for the year ended December 31, 2021.

(*10)	The Company recognized ~~W~~18,254 million of impairment loss for the investments in Finnq Co., Ltd. for the year ended December 31, 2021.
(*11)	The Company newly contributed ~~W~~2,000 million in cash for the year ended December 31, 2021.
(*12)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY(*)	~~W~~	—	—	—	5,280	29,246,387	154,421
Incross Co., Ltd.(*)		—	—	—	54,000	2,786,455	150,469

(*)	Investments in DREAMUS COMPANY and Incross Co., Ltd. were transferred to the spin-off company for the year ended December 31, 2021.

(5)	The market value of investments in listed associates as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.(*)	~~W~~	—	—	—	8,620	7,600,649	65,518
SK hynix Inc.(*)		—	—	—	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co., Ltd.		4,485	22,033,898	98,822	1,630	22,033,898	35,915

(*)	Investments in NanoEnTek, Inc. and SK hynix Inc. were transferred to the spin-off company for the year ended December 31, 2021.

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10. Property and Equipment

(1)	Property and equipment as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	621,614	—	—	621,614
Buildings		1,226,269	(660,843)	(450)	564,976
Structures		922,053	(629,639)	(1,601)	290,813
Machinery		26,529,864	(21,198,379)	—	5,331,485
Right-of-use assets		1,901,150	(530,253)	—	1,370,897
Other		1,487,120	(1,047,138)	—	439,982
Construction in progress		698,641	—	—	698,641

	~~W~~	33,386,711	(24,066,252)	(2,051)	9,318,408

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	638,371	—	—	638,371
Buildings		1,258,656	(670,248)	(450)	587,958
Structures		912,496	(594,000)	(1,601)	316,895
Machinery		26,263,114	(20,906,377)	(1,745)	5,354,992
Right-of-use assets		1,703,195	(380,084)	—	1,323,111
Other		1,402,064	(996,924)	—	405,140
Construction in progress		531,081	—	—	531,081

	~~W~~	32,708,977	(23,547,633)	(3,796)	9,157,548

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Spin-off	Ending balance
Land	~~W~~	638,371	192	(20,963)	13,777	—	(9,763)	621,614
Buildings		587,958	2,320	(9,064)	33,388	(42,402)	(7,224)	564,976
Structures		316,895	1,939	(6,124)	16,533	(37,907)	(523)	290,813
Machinery		5,354,992	126,933	(10,876)	1,442,988	(1,581,897)	(655)	5,331,485
Right-of-use assets		1,323,111	457,977	(45,320)	(6,248)	(358,623)	—	1,370,897
Other		405,140	730,154	(1,060)	(612,213)	(81,294)	(745)	439,982
Construction in progress		531,081	1,237,476	(626)	(1,067,932)	—	(1,358)	698,641

	~~W~~	9,157,548	2,556,991	(94,033)	(179,707)	(2,102,123)	(20,268)	9,318,408

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Split-off	Ending balance
Land	~~W~~	618,012	84	(17,256)	37,531	—	—	—	638,371
Buildings		600,625	1,607	(20,810)	48,203	(41,667)	—	—	587,958
Structures		346,734	2,393	(4,417)	9,167	(36,982)	—	—	316,895
Machinery		5,074,665	99,659	(19,180)	1,845,507	(1,635,430)	(1,745)	(8,484)	5,354,992
Right-of-use assets		1,239,194	514,681	(55,743)	-	(374,974)	—	(47)	1,323,111
Other		500,887	824,205	(4,908)	(822,401)	(92,051)	—	(592)	405,140
Construction in progress		672,592	1,149,751	(5,573)	(1,283,223)	—	—	(2,466)	531,081

	~~W~~	9,052,709	2,592,380	(127,887)	(165,216)	(2,181,104)	(1,745)	(11,589)	9,157,548

(*)	The Company recognized impairment losses for obsolete assets for the year ended December 31, 2020.

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Investment Property

(1)	Investment property as of December 31, 2021 is as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	17,084	—	17,084
Buildings		60,138	(38,370)	21,768
Right-of-use assets		13,140	(6,892)	6,248

	~~W~~	90,362	(45,262)	45,100

(2)	Changes in Investment property for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Beginning balance	~~W~~	—
Transfer		45,100

Ending balance	~~W~~	45,100

(3)	The Company recognized lease income of ~~W~~22,131 million for the year ended December 31, 2021 from investment property.

(4)	The fair value of investment property is ~~W~~179,916 million as of December 31, 2021.

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,139,024	1,095,216
Others		231,873	227,895

	~~W~~	1,370,897	1,323,111

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	2021		2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	284,746	291,883
Others		73,877	83,091

	~~W~~	358,623	374,974

Interest expense on lease liabilities	~~W~~	18,863	18,875

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2021 and 2020 amounted to ~~W~~360,273 million and ~~W~~368,542 million, respectively.

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Lease, Continued

(2)	As a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~340 million and ~~W~~428 million for lease receivables for the years ended December 31, 2021 and 2020, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	8,083
1 ~ 2 years		8,166
2 ~ 3 years		8,349
3 ~ 4 years		2,479

Undiscounted lease payments	~~W~~	27,077

Unrealized finance income		548
Net investment in the lease		26,529

2)	Operating lease

The Company recognized lease income of ~~W~~115,450 million and ~~W~~113,400 million for the year ended December 31, 2021 and 2020, respectively, of which variable lease payments received are ~~W~~17,686 million and ~~W~~21,715 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	50,737
1 ~ 2 years		4,279
2 ~ 3 years		1,131
3 ~ 4 years		707
4 ~ 5 years		575
More than 5 years		1,935

	~~W~~	59,364

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

13.	Goodwill

Goodwill as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.6% (2020: 6.3%) (pre-tax annual discount rate: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.5% (2020: (-)0.2%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		41,006	(38,557)	—	2,449
Industrial rights		45,894	(34,960)	—	10,934
Facility usage rights		57,625	(43,270)	—	14,355
Club memberships(*2)		74,322	—	(22,966)	51,356
Other(*3)		3,509,532	(2,944,985)	—	564,547

	~~W~~	10,950,114	(7,537,818)	(208,966)	3,203,330

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		43,192	(39,089)	—	4,103
Industrial rights		41,110	(31,451)	—	9,659
Facility usage rights		58,638	(43,577)	—	15,061
Club memberships(*2)		77,917	—	(27,219)	50,698
Other(*3)		3,345,627	(2,692,830)	—	652,797

	~~W~~	9,777,366	(6,886,676)	(225,607)	2,665,083

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment. For the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~12,388 million for the portion of 800 MHz frequency usage rights used for 2G service as ICT approved the termination of 2G service. Meanwhile, for the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~186,000 million for the 28GHz frequency usage rights as the carrying value exceeded the recoverable amount.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	2,559,689
Land usage rights		4,103	140	(42)	—	(1,752)	—	—	2,449
Industrial rights		9,659	4,783	—	—	(3,508)	—	—	10,934
Facility usage rights		15,061	1,690	(21)	331	(2,706)	—	—	14,355
Club memberships		50,698	2,976	(2,192)	—	—	(126)	—	51,356
Other		652,797	30,295	(62)	167,388	(285,065)	—	(806)	564,547

	~~W~~	2,665,083	1,185,883	(2,317)	167,719	(812,106)	(126)	(806)	3,203,330

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Split-off	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		5,708	550	(88)	—	(2,067)	—	—	4,103
Industrial rights		12,054	750	(81)	—	(2,415)	—	(649)	9,659
Facility usage rights		15,524	1,665	(3)	537	(2,662)	—	—	15,061
Club memberships		47,611	6,472	(1,999)	—	—	—	(1,386)	50,698
Other		732,754	71,915	(9,064)	196,280	(307,030)	—	(32,058)	652,797

	~~W~~	3,461,152	81,352	(11,235)	196,817	(830,522)	(198,388)	(34,093)	2,665,083

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Research and development costs expensed as incurred	~~W~~	347,705	352,907

(4)	Details of frequency usage rights as of December 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	197,620	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		520,100	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		607,090	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		390,882	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		833,034	5G service	Apr. 2019	Nov. 2028
28 GHz license		10,963	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,559,689

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2021		December 31, 2020
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	6,746	18,726
				(USD 5,690)	(USD 17,211)
Mizuho Bank, Ltd.	1.35	May. 20, 2024		100,000	—
DBS Bank Ltd.	1.32	May. 28, 2024		200,000	—

Less present value discount				(18)	(118)

				306,728	18,608
Less current installments				(6,728)	(12,441)

			~~W~~	300,000	6,167

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds	Operating fund	2021	4.22	-	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66	-	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	-	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	-	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	-	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	-	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	230,000
Unsecured corporate bonds		2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds	refinancing fund	2024	1.17		80,000	—
Unsecured corporate bonds		2026	1.39		80,000	—
Unsecured corporate bonds		2031	1.80		50,000	—
Unsecured corporate bonds		2041	1.89		100,000	—
Unsecured corporate bonds	refinancing fund	2024	2.47		90,000	—
Unsecured corporate bonds		2026	2.69		70,000	—
Unsecured corporate bonds		2041	2.68		40,000	—
Unsecured global bonds	Operating fund	2027	6.63		474,200	435,200
					(USD 400,000)	(USD 400,000)
Unsecured global bonds		2023	3.75		592,750	544,000
					(USD 500,000)	(USD 500,000)
Floating rate notes (*)	Operating fund	2025	3M LIBOR		355,650	326,400
			+0.91		(USD 300,000)	(USD 300,000)

					6,822,600	6,895,600
Less discounts on bonds					(17,733)	(20,360)

					6,804,867	6,875,240
Less current installments of bonds					(969,467)	(699,664)

				~~W~~	5,835,400	6,175,576

(*)	3M LIBOR rates are 0.21% and 0.24% as of December 31, 2021 and 2020, respectively.

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

16.	Long-Term Payables – Other

(1)	As of December 31, 2021 and 2020, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	2,090,715	1,626,040
Present value discount on long-term payables – other		(80,882)	(59,717)
Current installments of long-term payables – other		(398,823)	(424,600)

Carrying amount at December 31	~~W~~	1,611,010	1,141,723

(2)

The principal amount of long-term payables – other repaid for the year ended December 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		769,395
3~5 years		738,300
More than 5 years		182,775

	~~W~~	2,090,715

17.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021						As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	8,212	(5,494)	—	94,684	52,252	42,432
Emission allowance		7,424	1,368	(1,091)	(5,816)	1,885	1,885	—

	~~W~~	99,390	9,580	(6,585)	(5,816)	96,569	54,137	42,432

(In millions of won)	2020							As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Split-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	8,939	(588)	—	(60)	91,966	36,013	55,953
Emission allowance		5,256	7,400	—	(5,232)	—	7,424	7,424	—

	~~W~~	88,931	16,339	(588)	(5,232)	(60)	99,390	43,437	55,953

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	483,001	464,846
Fair value of plan assets		(476,099)	(457,425)

	~~W~~	6,902	7,421

(2)	Principal actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Discount rate for defined benefit obligations	2.94%	2.41%
Expected rate of salary increase	5.15%	4.67%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	464,846	422,782
Current service cost		56,316	57,480
Past service cost		—	815
Interest cost		11,228	10,364
Remeasurement
- Demographic assumption		—	—
- Financial assumption		(903)	(1,686)
- Adjustment based on experience		12,095	3,038
Benefit paid		(43,996)	(26,066)
Split-off		—	(5,605)
Spin-off		(17,811)	—
Others(*)		1,226	3,724

Ending balance	~~W~~	483,001	464,846

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2021 and 2020.

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	457,425	397,689
Interest income		10,802	9,249
Remeasurement		(819)	(1,297)
Contribution		65,500	83,000
Benefit paid		(40,103)	(28,188)
Split-off		—	(5,316)
Spin-off		(17,455)	—
Others		749	2,288

Ending balance	~~W~~	476,099	457,425

The Company expects to contribute ~~W~~97,479 million to the defined benefit plans in 2022.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the separate statements of income) and capitalized into construction-in-progress, for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	56,316	57,480
Past service cost		—	815
Net interest cost		426	1,115

	~~W~~	56,742	59,410

Costs related to the defined benefit except for the amounts transferred to construction in progress are included in labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Equity instruments	~~W~~	13,712	1,879
Debt instruments		148,906	150,485
Short-term financial instruments, etc.		313,481	305,061

	~~W~~	476,099	457,425

(7)	As of December 31, 2021, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(20,844)	22,399
Expected salary increase rate		22,400	(21,043)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2021 and 2020 are 9.16 years and 9.41 years, respectively.

64

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. for the year ended December 31, 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~321,025 million (~~W~~320,984 million as of December 31, 2020) for the rights prescribed in the shareholders’ agreement as of December 31, 2021.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 7.1% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and interrelationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

19.	Derivative Instruments, Continued

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Company recognized derivative financial assets of ~~W~~15,477 million and ~~W~~9,524 million, respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increases (decreases). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increases (decreases).

(4)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as derivative financial assets and long-term derivative financial assets. As of December 31, 2021, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	~~W~~	427	427
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		74,555	74,555
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		75,069	75,069
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		2,460	2,460

	~~W~~	152,511	152,511

(5)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	9,524	9,524
Subscription right		15,477	15,477

	~~W~~	25,001	25,001

Non-current liabilities:
Drag-along and call option rights	~~W~~	(321,025)	(321,025)

66

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of authorized shares(*1)		670,000,000	220,000,000
Par value(*1) (in won)		100	500
Number of issued shares		218,833,144	80,745,711
Share capital:
Common share(*2)	~~W~~	30,493	44,639

(*1)

As a result of stock split and the spin-off, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by W14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021		2020
Issued shares at January 1	~~W~~	80,745,711	80,745,711
Retirement of treasury shares(*1)		(8,685,568)	—
Stock split(*2)		288,240,572	—
Spin-off(*3)		(141,467,571)	—

Issued shares at December 31	~~W~~	218,833,144	80,745,711

(*1)	The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation.
(*2)

The stock split of the Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Company after the stock split and is allocated at the rate of the table below per common share of the Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in shares)	0.6073625	0.3926375

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

20.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2021 and 2020 are as follows:

(In shares)
	December 31, 2021			December 31, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	1,250,992	217,582,152	80,745,711	9,418,558	71,327,153

(4)	Details of capital surplus and others as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Paid-in surplus	~~W~~	1,771,000	2,915,887
Treasury shares (Note 21)		(57,314)	(2,123,661)
Hybrid bonds (Note 22)		398,759	398,759
Share option (Note 23)		47,166	1,481
Others (*)		(6,735,882)	(903,332)

	~~W~~	(4,576,271)	289,134

(*)	The amount for 2021 primarily consists of a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control (see note 41).

68

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of shares		1,250,992	9,418,558
Acquisition cost	~~W~~	57,314	2,123,661

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Treasury shares at January 1	9,418,558	7,609,263
Acquisition(*1)	288,000	1,809,295
Disposal(*2)	(626,740)	—
Retirement of treasury shares(*3)	(8,685,568)	—
Stock split(*4)	1,577,000	—
Spin-off(*5)	(719,955)	—
Disposal(*6)	(303)	—

Treasury shares at December 31	1,250,992	9,418,558

(*1)

The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million and 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021 and 2020, respectively.

(*2)

The Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)	The stock split of the Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.
(*5)

773,987 treasury shares, some of treasury shares held by the Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off. Meanwhile. the Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off.

(*6)

The Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to the employee, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021.

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2021		December 31, 2020
Series 2-1 hybrid bonds	Unsecured subordinated	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Series
	1-1	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of Shares (*1) (in share)	67,320	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price (*1) (in won)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd. (*3)	Share appreciation rights of SK Square Co., Ltd. (*3)
Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares (*1) (in share)	224,692	145,247
Exercise price (*1) (in won)	50,276
Exercise period	Jan. 1, 2023 - Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)	Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021.
(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.
(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the year, and granted cash settled share appreciation rights to executives.

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement, Continued

(2)	Share compensation expense recognized for the year ended December 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2020	~~W~~	1,481
For the year ended December 31, 2021		75,498
In subsequent periods		75,318

	~~W~~	152,297

As of December 31, 2021, the carrying amount of debt recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~1,774 million.

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Series
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	5,403	4,048	3,096	4,798	1,720	1,622	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	1.71%	1.71%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	57,900	66,400
Expected volatility	26.00%	26.00%
Expected dividends	3.40%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	10,646	20,321

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS No. 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		(1,248,140)	665,882

	~~W~~	14,770,618	16,684,640

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

Date of appropriation for 2021: March 25, 2022

Date of appropriation for 2020: March 25, 2021

(In millions of won)
	2021		2020
Unappropriated retained earnings (Undisposed accumulated deficit):
Unappropriated retained earnings	~~W~~	23,938	1,801
Changes in accounting policies		—	(5,840)
Remeasurement of defined benefit liabilities		(9,379)	(2,325)
Reclassification of valuation gain on FVOCI		—	1,356
Retirement of treasury shares		(1,965,952)	—
Interim dividends: 2021: ~~W~~1,635 per share, 1,635% on par value 2020: ~~W~~1,000 per share, 200% on par value		(355,804)	(73,136)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		1,073,823	758,792

		(1,248,140)	665,882

Reversal of appropriation of retained earnings:
Reserve for business expansion		2,000,000	—
Appropriation of retained earnings:
Cash dividends: 2021: ~~W~~1,660 per share, 1,660% on par value 2020: ~~W~~9,000 per share, 1,800% on par value		361,186	641,944

		1,638,814	641,944

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	390,674	23,938

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	613,010	323,246
Valuation gain on derivatives		25,006	8,199

	~~W~~	638,016	331,445

(2)	Changes in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2020	~~W~~	(41,998)	(7,308)	(49,306)
Changes, net of taxes		365,244	15,507	380,751

Balance at December 31, 2020		323,246	8,199	331,445

Balance at January 1, 2021		323,246	8,199	331,445
Changes, net of taxes		289,764	16,807	306,571

Balance at December 31, 2021	~~W~~	613,010	25,006	638,016

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	323,246	(41,998)
Amount recognized as other comprehensive income for the year, net of taxes		289,764	366,600
Amount reclassified to retained earnings, net of taxes		—	(1,356)

Balance at December 31	~~W~~	613,010	323,246

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	8,199	(7,308)
Amount recognized as other comprehensive income for the year, net of taxes		10,450	11,163
Amount reclassified to profit, net of taxes		6,357	4,344

Balance at December 31	~~W~~	25,006	8,199

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2021		2020
Products transferred at a point in time:
Product sales	~~W~~	59,469	43,014
Services transferred over time:
Wireless service revenue(*1)		10,257,440	9,989,461
Cellular interconnection revenue		512,151	502,252
Others(*2)		1,273,770	1,211,903

		12,043,361	11,703,616

	~~W~~	12,102,830	11,746,630

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Communication	~~W~~	27,952	29,730
Utilities		263,204	256,095
Taxes and dues		23,505	20,872
Repair		246,549	241,076
Research and development		347,705	352,907
Training		23,218	25,727
Bad debt for accounts receivable – trade		12,606	23,611
Other		33,393	35,472

	~~W~~	978,132	985,490

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	34,088	31,711
Gain on business transfer		—	12,451
Others		35,574	38,511

	~~W~~	69,662	82,673

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	14,108	18,882
Impairment loss on property and equipment and intangible assets		126	200,133
Donations		11,116	15,144
Bad debt for accounts receivable – other		4,000	3,767
Others		20,139	35,729

	~~W~~	49,489	273,655

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Finance Income:
Interest income	~~W~~	26,818	26,463
Gain on sale of accounts receivable – other		27,725	22,605
Dividends		326,759	285,040
Gain on foreign currency transactions		2,911	7,606
Gain on foreign currency translations		239	38
Gain relating to financial instruments at FVTPL		51,183	36,195

	~~W~~	435,635	377,947

(In millions of won)	2021		2020
Finance Costs:
Interest expenses	~~W~~	238,971	244,037
Loss on foreign currency transactions		4,995	9,157
Loss on foreign currency translations		50	317
Loss relating to financial instruments at FVTPL		10,819	3,226

	~~W~~	254,835	256,737

(2)	Details of interest income included in finance income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Interest income on cash equivalents and short-term financial instruments	~~W~~	5,061	7,391
Interest income on loans and others		21,757	19,072

	~~W~~	26,818	26,463

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Interest expense on borrowings	~~W~~	6,721	7,974
Interest expense on debentures		186,852	186,262
Others		45,398	49,801

	~~W~~	238,971	244,037

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)	2021
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	83,980	10,179
Financial assets at FVOCI		1,320	—
Financial assets at amortized cost		24,793	1,775
Derivatives designated as hedging instrument		—	600

		110,093	12,554

Financial Liabilities:
Financial liabilities at FVTPL		—	41
Financial liabilities at amortized cost		103	242,240

		103	242,281

	~~W~~	110,196	254,835

(*)	Finance income does not include ~~W~~325,439 million of dividends received from subsidiaries and associates for the year ended December 31, 2021.

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued.

1)	Finance income and costs, Continued

(In millions of won)	2020
	Finance income(*1)		Finance costs
Financial Assets:
Financial assets at FVTPL(*2)	~~W~~	58,950	589
Financial assets at FVOCI		993	—
Financial assets at amortized cost(*2)		22,977	8,391
Derivatives designated as hedging instrument		—	1,867

		82,920	10,847

Financial Liabilities:
Financial liabilities at amortized cost		3,762	245,120
Derivatives designated as hedging instrument		7,380	770

		11,142	245,890

	~~W~~	94,062	256,737

(*1)	Finance income does not include ~~W~~283,885 million of dividends received from subsidiaries and associates for the year ended December 31, 2020.
(*2)	The Company reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.

2)	Other comprehensive income (loss)

(In millions of won)	2021		2020
Financial Assets:
Financial assets at FVOCI	~~W~~	289,764	366,600
Derivatives designated as hedging instrument		16,807	21,732

		306,571	388,332

Financial Liabilities:
Derivatives designated as hedging instrument		—	(6,225)

	~~W~~	306,571	382,107

(5)	Details of impairment losses for financial assets for the year ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Accounts receivable – trade	~~W~~	12,606	23,611
Other receivables		4,000	3,767

	~~W~~	16,606	27,378

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2021 and 2020 consist of the following:

(In millions of won)
	2021		2020
Current tax expense:
Current year	~~W~~	247,179	193,646
Current tax of prior years		(628)	13,282

		246,551	206,928

Deferred tax expense:
Changes in net deferred tax assets		48,973	(24,265)

Income tax expense	~~W~~	295,524	182,663

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2021 and 2020 is attributable to the following:

(In millions of won)
	2021		2020
Income taxes at statutory income tax rate	~~W~~	365,992	248,538
Non-taxable income		(12,769)	(40,358)
Non-deductible expenses		5,542	9,601
Tax credit and tax reduction		(54,372)	(36,091)
Changes in unrecognized deferred taxes		11,915	29,122
Income tax refund		(327)	(212)
Changes in tax rate and other		(20,457)	(27,937)

Income tax expense	~~W~~	295,524	182,663

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Valuation loss on financial assets measured at fair value	~~W~~	(100,884)	(133,199)
Valuation loss on derivatives		(5,924)	(5,663)
Remeasurement of defined benefit liabilities		2,631	325
Gain on disposal of treasury shares		27,223	—

	~~W~~	(76,954)	(138,537)

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	49,447	(3,713)	—	—	45,734
Accrued interest income		(138)	51	—	—	(87)
Financial assets measured at fair value		(56,501)	(1,019)	(100,884)	—	(158,404)
Investments in subsidiaries, associates and joint ventures		1,314	(2,247)	—	992	59
Property and equipment		(150,952)	(120,202)	—	3	(271,151)
Retirement benefit obligation		9,706	(5,337)	2,631	(53)	6,947
Valuation gain (loss) on derivatives		15,887	1,883	(5,924)	—	11,846
Gain or loss on foreign currency translation		21,764	(396)	—	—	21,368
Incremental costs to acquire a contract		(781,524)	37,257	—	—	(744,267)
Right-of-use assets		(352,193)	(7,605)	—	—	(359,798)
Lease liabilities		349,555	7,933	—	—	357,488
Others		97,179	(555)	27,223	(1,453)	122,394

	~~W~~	(796,456)	(93,950)	(76,954)	(511)	(967,871)

Tax credit		39,583	44,977	—	—	84,560

	~~W~~	(756,873)	(48,973)	(76,954)	(511)	(883,311)

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	51,941	(2,494)	—	49,447
Accrued interest income		(90)	(48)	—	(138)
Financial assets measured at fair value		78,144	(1,446)	(133,199)	(56,501)
Investments in subsidiaries, associates and joint ventures		21,755	(20,441)	—	1,314
Property and equipment		(107,708)	(43,244)	—	(150,952)
Retirement benefit obligation		25,039	(15,658)	325	9,706
Valuation gain (loss) on derivatives		19,545	2,005	(5,663)	15,887
Gain or loss on foreign currency translation		21,995	(231)	—	21,764
Incremental costs to acquire a contract		(823,973)	42,449	—	(781,524)
Right-of-use assets		(333,298)	(18,895)	—	(352,193)
Lease liabilities		316,275	33,280	—	349,555
Others		86,475	10,704	—	97,179

	~~W~~	(643,900)	(14,019)	(138,537)	(796,456)

Tax credit		1,299	38,284	—	39,583

	~~W~~	(642,601)	24,265	(138,537)	(756,873)

(5)	Details of temporary differences not recognized as deferred tax assets(liabilities) in the statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		502,098	1,320,231
Other temporary differences		372,134	372,134

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Profit for the year	~~W~~	1,073,823	758,792
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		1,059,057	744,026
Weighted average number of common shares outstanding		332,761,592	363,977,155

Basic earnings per share (in won)	~~W~~	3,183	2,044

2)	The weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

Weighted average number of common shares for comparative period has been retroactively adjusted to reflect the effect of the stock split (see note 20 (2)).

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021		2020
Profit for the year on common shares	~~W~~	1,059,057	744,026
Adjusted weighted average number of common shares outstanding		332,917,848	364,041,895

Diluted earnings per share (in won)	~~W~~	3,181	2,044

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)	2021	2020
Outstanding shares at January 1	356,635,765	365,682,240
Effect of treasury shares	(360,999)	(1,705,085)
Effect of spin-off	(23,513,174)	—
Effect of share option	156,256	64,740

Adjusted weighted average number of common shares outstanding	332,917,848	364,041,895

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2021 and 2020 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	180,000	—	149,208	—	329,208
Financial instruments(*1)		405,000	—	111,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*2)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	1,224,189	916,387	2,287,927	62,306	4,490,809

(*1)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.
(*2)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	15,785	~~W~~	18,713	1,203,788	~~W~~	1,427,091
EUR	59		80	—		—
JPY	—		—	87,837		905
Others	—		172	—		—

		~~W~~	18,965		~~W~~	1,427,996

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 19)

As of December 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,419	(1,419)
EUR		8	(8)
JPY		(90)	90
Others		17	(17)

	~~W~~	1,354	(1,354)

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables –other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2021, floating-rate debentures amount to ~~W~~355,650 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. Therefore, income before income taxes for the year ended December 31, 2021 would not have been affected by the changes in interest rates of floating-rate debentures.

As of December 31, 2021, the floating-rate long-term payables – other are ~~W~~2,090,715 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the year ended December 31, 2021, would change by ~~W~~20,907 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended.

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2021 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2020 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of December 31, 2021.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of December 31, 2021 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	158,791	329,176
Financial instruments		379,354	516,354
Investment securities		900	900
Accounts receivable – trade		1,514,260	1,503,552
Contract assets		29,477	31,232
Loans and other receivables		1,029,221	1,040,988
Derivative financial assets		177,512	85,165

	~~W~~	3,289,515	3,507,367

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2021 are included in note 5.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~379,354 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,029,221 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2021 are as follows:

(In millions of won)
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	750,859	639,602	29,998	65,872
Loss allowance		—	(2,787)	(8,197)	(65,872)

Carrying amount	~~W~~	750,859	636,815	21,801	—

94

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2021 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2020	~~W~~	2,771	7,412	65,987	76,170
Remeasurement of loss allowance, net		322	3,034	644	4,000
Transfer to lifetime
ECL – not credit impaired		(306)	306	—	—
Transfer to lifetime
ECL – credit impaired		—	(2,555)	2,555	—
Amounts written off		—	—	(7,479)	(7,479)
Recovery of amounts written off		—	—	4,165	4,165

December 31, 2021	~~W~~	2,787	8,197	65,872	76,856

(iii)	Cash and cash equivalents

The Company has ~~W~~158,791 million as of December 31, 2021 (~~W~~329,176 million as of December 31, 2020) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	306,728	316,819	10,843	305,976	—
Debentures(*)		6,804,867	7,792,484	1,154,804	3,749,423	2,888,257
Lease liabilities		1,362,095	1,448,126	318,064	909,936	220,126
Accounts payable – other and others(*)		5,070,674	5,182,053	3,443,361	1,554,580	184,112

	~~W~~	13,544,364	14,739,482	4,927,072	6,519,915	3,292,495

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	152,511	157,752	21,095	110,555	26,102

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2020.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	15,526,209	14,636,593
Total equity		10,862,856	17,349,858
Debt-equity ratios		142.93%	84.36%

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL(*)	~~W~~	1,224,189	—	1,134,029	90,160	1,224,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~	2,202,882	881,135	1,196,335	125,412	2,202,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

	~~W~~	362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

(*)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 and 2020 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2021 are as follows:

Interest rate
Derivative instruments	0.32% ~ 1.90%
Borrowings and debentures	1.64% ~ 2.33%
Long-term payables – other	1.62% ~ 2.39%

2)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2021. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the year	OCI	Acquisition	Disposal	Transfer	Spin-off	Balance at December 31, 2021
Financial assets:
FVTPL	~~W~~	90,160	48,928	—	24,912	(58,277)	23,928	(11,513)	118,138
FVOCI		35,252	—	7,180	—	—	—	—	42,432

	~~W~~	125,412	48,928	7,180	24,912	(58,277)	23,928	(11,513)	160,570

Financial liabilities:
FVTPL	~~W~~	(320,984)	(41)	—	(88,613)	—	—	88,613	(321,025)

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

	~~W~~	87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

	~~W~~	78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.

Subsidiaries	SK Broadband Co., Ltd. and 22 others(*)

Joint ventures	Finnq Co., Ltd. and another

Associates	SK China Company Ltd. and 42 others

Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2021, subsidiaries of the Company are as follows:

		Ownership
Subsidiary		percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*2)	100.0	Cable broadcasting services
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.(*3)	100.0	Production and supply services of broadcasting programs
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*4)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.
(*3)	SK Broadband Co., Ltd. newly established Media S Co., Ltd. as its subsidiary for the year ended December 31, 2021.
(*4)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2021, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (2 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	5,956	10,029
Defined benefits plan expenses		2,845	3,459
Share option		146	158

	~~W~~	8,947	13,646

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,952	532,220	46,108

Subsidiaries	SK Broadband Co., Ltd.		103,064	580,066	8,227
	PS&Marketing Corporation(*3)		9,889	1,399,844	785
	SK O&S Co., Ltd.		3,549	225,936	58,994
	SK Telink Co., Ltd.(*4)		80,605	37,647	—
	SERVICE ACE Co., Ltd.		10,261	125,023	—
	SERVICE TOP Co., Ltd.		8,371	133,403	—
	Others		5,442	18,595	879

			221,181	2,520,514	68,885

Associates	F&U Credit information Co., Ltd.		1,470	43,353	—
	SK USA, Inc		—	7,634	—
	KEB HanaCard Co., Ltd.		3,483	2,928	—
	SK Wyverns Co., Ltd.(*5)		199	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*6)		131,141	—	—
	Others(*7)		11,539	491	—

			158,775	62,609	—

Others	SK Innovation Co., Ltd.		12,213	14,059	—
	SK Networks Co., Ltd.		1,685	10,005	24
	SK Networks Service Co., Ltd.		937	39,173	2,393
	SK Telesys Co., Ltd.		121	118	10,328
	SK TNS Co., Ltd.(*5)		52	5,856	38,169
	SKC Infra Service Co., Ltd.(*5)		17	5,739	98
	UbiNS Co., Ltd.		252	4,134	22,289
	Happy Narae Co., Ltd.		133	14,238	118,610
	SK Shieldus Co., Ltd.
	(Formerly, ADT CAPS Co., Ltd.)(*8)		27,784	78,032	20,850
	Eleven Street Co., Ltd.		5,084	18,901	—
	SK Planet Co., Ltd.		5,031	81,115	10,632
	SK hynix Inc.(*9)		208,916	87	—
	DREAMUS COMPANY		2,883	99,917	396
	One Store Co., Ltd.		15,511	1	—
	SK m&service Co., Ltd.		209	12,150	1,247
	Content Wavve Co., Ltd.		73	78,964	—
	Others		34,739	23,600	10,182

			315,640	486,089	235,218

		~~W~~	708,548	3,601,432	350,211

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~767,201 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*5)	Transactions occurred before the related party relationship terminated.
(*6)	Operating revenue and others include ~~W~~131,141 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	14,953	498,282	35,744

Subsidiaries	SK Broadband Co., Ltd.		133,512	542,581	13,310
	PS&Marketing Corporation(*3)		12,224	1,338,394	932
	SK O&S Co., Ltd.		4,189	221,380	56,663
	SK Planet Co., Ltd.		3,352	88,155	12,730
	SK Telink Co., Ltd.(*4)		146,146	31,711	2
	SERVICE ACE Co., Ltd.(*5)		11,474	136,517	—
	SERVICE TOP Co., Ltd.		8,156	144,393	—
	Eleven Street Co., Ltd.		3,274	19,264	—
	Life & Security Holdings Co., Ltd.(*6)		22,194	2,807	8,052
	One Store Co., Ltd.		14,669	270	—
	SK Shieldus Co., Ltd.
	(Formerly, ADT CAPS Co., Ltd.)(*7)		20,340	32,144	4,166
	DREAMUS COMPANY		2,421	74,218	465
	Others		9,975	33,523	5,960

			391,926	2,665,357	102,280

Associates	F&U Credit information Co., Ltd.		1,420	45,495	—
	SK hynix Inc.(*8)		252,271	151	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,195	19,329	—
	Content Wavve Co., Ltd.		161	56,631	—
	Others(*9)		47,777	12,096	78

			303,507	136,767	78

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		4,777	238	—
	SK Innovation Co., Ltd.		13,844	14,715	—
	SK Networks Co., Ltd.		2,040	11,217	7
	SK Networks Service Co., Ltd.		786	41,065	1,543
	SK Telesys Co., Ltd.		239	634	23,004
	SK TNS Co., Ltd.		344	42,470	332,955
	SK Energy Co., Ltd.		3,584	234	—
	SKC Infra Service Co., Ltd.		29	7,885	137
	SK ENS Co., Ltd.		2,246	53	—
	UbiNS Co., Ltd.		—	2,316	25,100
	Happy Narae Co., Ltd.		105	13,212	117,198
	Others		10,738	8,016	8,020

			38,732	142,055	507,964

		~~W~~	749,118	3,442,461	646,066

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~778,230 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.
(*9)	Operating revenue and others include ~~W~~18,749 million of dividend income received from Korea IT Fund, Pacific Telecom Inc. and UniSK.

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	KEB HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Co., Ltd.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

107

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd. (*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd. (*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering
	& Construction Co., Ltd.)		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd.		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

108

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the year ended December 31, 2021 as presented in note 9.

109

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~493,277 million and ~~W~~571,004 million as of December 31, 2021 and 2020, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2021, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

110

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Gain on foreign currency translations	~~W~~	(239)	(38)
Interest income		(26,818)	(26,463)
Dividends		(326,759)	(285,040)
Loss (gain) relating to investments in subsidiaries, associates and joint ventures		(54,051)	11,840
Gain relating to financial instruments at FVTPL		(51,183)	(36,195)
Gain on disposal of property and equipment and intangible assets		(34,088)	(31,711)
Gain on business transfer		—	(12,451)
Gain on sale of accounts receivable – other		(27,725)	(22,605)
Other income		(8,030)	(959)
Loss on foreign currency translations		50	317
Bad debt for accounts receivable – trade		12,606	23,611
Bad debt for accounts receivable – other		4,000	3,767
Loss relating to financial instruments at FVTPL		10,819	3,226
Depreciation and amortization		2,914,229	3,011,626
Loss on disposal of property and equipment and intangible assets		14,108	18,882
Impairment loss on property and equipment and intangible assets		126	200,133
Interest expense		238,971	244,037
Expense related to defined benefit plan		56,742	59,410
Bonus paid by treasury shares		29,643	—
Share option		77,270	179
Income tax expense		295,524	182,663
Other expenses		3,501	16,889

	~~W~~	3,128,696	3,361,118

111

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade	~~W~~	(23,150)	(49,900)
Accounts receivable – other		(66,706)	118,097
Advanced payments		(298)	(5,305)
Prepaid expenses		139,096	(93,396)
Inventories		(3,781)	5,260
Long-term accounts receivable - other		61,199	19,238
Long-term prepaid expenses		(49,775)	227,843
Guarantee deposits		7,853	24,225
Contract assets		1,755	(335)
Accounts payable – other		(118,696)	95,810
Withholdings		(51,112)	(24,191)
Deposits received		(3,883)	1,415
Accrued expenses		10,668	(85,389)
Plan assets		(25,397)	(54,812)
Retirement benefit payment		(43,996)	(26,066)
Contract liabilities		(9,553)	(8,273)
Others		(5,071)	25,368

	~~W~~	(180,847)	169,589

(3)	Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,085,139	(402,598)
Increase of right-of-use assets		457,977	514,681
Increase of Investments in subsidiaries by split-off		—	34,308
Change in assets and liabilities by spin-off (Note 41)		6,823,107	—
Retirement of treasury shares		1,965,952	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		114,373	—

112

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2021

Total liabilities from financing activities:
Long-term borrowings	~~W~~	18,608		287,176	553	—	391	306,728
Debentures		6,875,240		(192,124)	116,444	—	5,307	6,804,867
Lease liabilities		1,313,198		(341,186)	—	—	390,083	1,362,095
Long-term payables – other		1,566,323		(425,349)	—	—	868,859	2,009,833
Derivative financial Liabilities		41,018		332	—	(41,350)	—	—
Derivative financial assets		(62,306)		—	—	(90,206)	—	(152,512)

	~~W~~	9,752,081		(671,151)	116,997	(131,556)	1,264,640	10,331,011
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(997,748)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash outflows for spin-off				(78,800)

				(1,167,425)

			~~W~~	(1,838,576)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

113

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
					Non-cash transactions
	January 1, 2020		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2020

Total liabilities from financing activities:
Long-term borrowings	~~W~~	32,934		(13,624)	(1,194)	—	492	18,608
Debentures		6,407,964		547,000	(85,091)	—	5,367	6,875,240
Lease liabilities		1,175,904		(349,656)	—	—	486,950	1,313,198
Long-term payables – other		1,968,538		(425,349)	—	—	23,134	1,566,323
Derivative financial Liabilities		—		8,191	—	32,827	—	41,018
Derivative financial assets		(126,251)		28,500	—	35,445	—	(62,306)

	~~W~~	9,459,089		(204,938)	(86,285)	68,272	515,943	9,752,081
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(731,364)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)

				(1,172,794)

			~~W~~	(1,377,732)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

114

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2021 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
Emissions rights allocated free of charge	815,927	814,842	1,033,764	2,664,533

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
January 1	(2,343)	(60,977)	—	(63,320)
Allocation at no cost	815,927	814,842	1,033,764	2,664,533
Additional allocation	131,015	217,643	—	348,658
Purchase	—	68,471	—	68,471
Surrendered or shall be surrendered	(1,005,576)	(1,039,979)	(1,087,455)	(3,133,010)
Borrowing	60,977	—	—	60,977

December 31	—	—	(53,691)	(53,691)

(3)	As of December 31, 2021, the estimated annual greenhouse gas emissions quantities of the Company are 1,087,455 tCO2-eQ.

115

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

40.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

41.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off

Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company )

Effective date of spin-off	November 1, 2021

(2)

The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other businesses and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	96,255
Non-current assets		6,953,355

Total assets	~~W~~	7,049,610
Current liabilities	~~W~~	5,763
Non-current liabilities		106,903

Total liabilities	~~W~~	112,666

Net assets	~~W~~	6,936,944

(3)	Obligation relating to spin-off

The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

116

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

42.	Subsequent Events

On January 20, 2022, the Board of Directors of the Company approved the disposal of treasury shares and the details are as follows:

Information of disposal

Number of treasury shares to be disposed	413,080 Common shares

Price of the treasury shares to be disposed per share (in won)(*)	~~W~~55,800

Estimated aggregate disposal value(*)	~~W~~23,050 million

Disposal period	January 24, 2022 ~ February 11, 2022
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.

117

KPMG SAMJONG Accountling Corp. 152, Teheran-ro, Gangnam-gu, Seoul 06236 (Yeoksam-dong, Gangnam Finance Center 27th Floor) Republic of Korea	Tel +82 (2) 2112 0100 Fax +82 (2) 2112 0101 www.kr.kpmg.com

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2021, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2021 and 2020, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 10, 2022 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

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Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2021.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2021, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 22, 2022

/s/ Kim, Jin Won
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

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